UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

**Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.)**

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AHEAD OF WHAT'S NEXT™

Prologis Proxy Statement

Notice of annual meeting of stockholders

Prologis Park Ontario, Ontario, California

Thursday, April 29, 2021
1:30 p.m., Pacific time

 **PRO**LOGIS®

The date of this proxy statement is March 19, 2021

Notice of 2021 Annual Meeting of Stockholders

March 19, 2021

To our stockholders:

I invite you to attend the 2021 annual meeting of stockholders of Prologis, Inc. at 1:30 p.m. on April 29, 2021. Due to the COVID-19 outbreak and to support the health and well-being of our stockholders, directors and employees, our annual meeting will be held in a virtual format only. You will not be able to attend the annual meeting physically.

Items of business. The following items of business will be conducted at our 2021 annual meeting of stockholders:

1. Elect eleven directors to our Board to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified.
2. Advisory vote to approve the company's executive compensation for 2020.
3. Ratify the appointment of KPMG LLP as our independent registered public accounting firm for the year 2021.
4. Consider any other matters that may properly come before the meeting and at any adjournments or postponements of the meeting.

Record Date. If you were a holder of shares of our common stock at the close of business on March 8, 2021, you are entitled to receive this notice and to vote at the annual meeting and any adjournment(s) or postponement(s) of the annual meeting.

How to Vote. You can vote your shares by proxy through the Internet, by telephone or by mail using the instructions on the proxy card or you can vote during the virtual annual meeting. Any proxy may be revoked in the manner described in the accompanying proxy statement at any time prior to its exercise at the annual meeting.

Meeting Attendance. To be admitted to the annual meeting at www.virtualshareholdermeeting.com/pld2021, you must enter the control number found on your proxy card or voting instruction form or notice you previously received. You may vote during the annual meeting by following the instructions available on the meeting website during the meeting.

Proxy Materials. On or about March 19, 2021, we intend to distribute to our stockholders:

(i) Either in printed form by mail or electronically by email, a Notice of Annual Meeting and Internet Availability of Proxy Materials containing instructions on: (a) how to electronically access our 2021 Proxy Statement and 2020 Annual Report to Stockholders, which includes our 2020 Annual Report on Form 10-K; (b) how to vote; and (c) how to request printed proxy materials (if desired).

(ii) If requested or required, printed proxy materials, which will include our 2021 Proxy Statement, our 2020 Annual Report on Form 10-K and a proxy card.

On behalf of the Board of Directors,

Edward S. Nekritz

EDWARD S. NEKRITZ
Chief Legal Officer, General Counsel and Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on April 29, 2021. This proxy statement and accompanying form of proxy are first being made available to you on or about March 19, 2021. Proxy materials are available at www.proxyvote.com.

Table of Contents

1 Proxy Summary

1 2020 Business Highlights

2 2020 Compensation Highlights

3 2020 Environmental Stewardship, Social Responsibility and Governance (ESG) Highlights

4 Proposals Submitted to Vote at the 2021 Annual Meeting

5 Board of Directors and Corporate Governance

6 Prologis Corporate Governance Tear Sheet

7 Election of Directors (Proposal 1)

9 Board Evaluations and Process for Selecting Directors

10 Director Qualifications, Skills and Experience

14 Director Nominees

20 Director Independence

20 Board Leadership Structure

23 Board Committees

25 Other Governance Matters

30 Executive Officers

31 Environmental Stewardship, Social Responsibility and Governance

43 Executive Compensation

44 Compensation Discussion and Analysis Summary

45 2020 Prologis Highlights

46 2020 Compensation and Stockholder Outreach Highlights

55 Discussion of Compensation Comparison Group

58 Compensation Elements

59 Discussion and Analysis of CEO Compensation

67 2020 Compensation Decisions: Annual Base Salary and Bonus Opportunity

74 2020 Compensation Decisions: Annual LTI Equity Awards

77 2020 Compensation Decisions: Outperformance Plans

82 Other Compensation Elements and Considerations

86 Talent and Compensation Committee Report

87 Summary Compensation Table for Fiscal Year 2020

91 Grants of Plan-Based Awards in Fiscal Year 2020

98 Outstanding Equity Awards at Fiscal Year-End (December 31, 2020)

102 Option Exercises and Stock Vested in Fiscal Year 2020

104 Nonqualified Deferred Compensation in Fiscal Year 2020

108 Potential Payments Upon Termination or Change in Control

112 CEO Pay Ratio

113 Advisory Vote to Approve the Company's Executive Compensation for 2020 (Proposal 2)

114 Director Compensation

116 Nonqualified Deferred Compensation Plans for Directors

118 Director Compensation for Fiscal Year 2020

120 Security Ownership

124 Equity Compensation Plans

125 Audit Matters

126 Audit Committee Report

127 Independent Public Accountant

128 Ratification of the Appointment of the Independent Public Accountant (Proposal 3)

129 Additional Information

130 Proxy and Annual Meeting FAQ

136 Submitting Stockholder Proposals

138 Delinquent Section 16(a) Reports

139 Annual Report to Stockholders and Corporate Governance Documents

A-1 Appendix A: Definitions and Reconciliations of GAAP and Non-GAAP Financial Measures

This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting of the Stockholders. Please read it carefully.

The following summary highlights information contained in this proxy statement. This summary does not contain all the information you should consider and you should read the entire proxy statement before voting. For more complete information regarding our 2020 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2020. All company operational information in this proxy statement is for the year ended or as of December 31, 2020, unless otherwise noted. See Appendix A for definitions and discussion of non-GAAP measures and reconciliations to GAAP measures and for additional detail regarding definitions of terms as generally explained in the proxy statement. References in this proxy statement to "we," "us," "our," the "company," and "Prologis" refer to Prologis, Inc. and its subsidiaries, unless the context otherwise requires.

2020 Business Highlights

Our business model delivers long-term growth and outperformance.

In 2020, we stood resilient through the pandemic, outperforming both operationally and in the equity markets for yet another successful year.

Exceptional TSR Outperformance[1]

234.7% seven-year TSR

Over 1,100 bps outperformance in seven-year annualized TSR over MSCI REIT Index[2]

Sector-Leading Financial Performance

17.8% net earnings and 12.7% Core FFO per share seven-year CAGR[3],

790 bps and 710 bps above the Large-cap REIT Group seven-year CAGR average,[4] respectively



Prologis Datteln Distribution Center 1, Datteln, Germany

(1) Total stockholder return ("TSR") is calculated based on the stock price appreciation and dividends paid to show the total return to a stockholder over a period of time. TSR assumes dividends are reinvested in common stock on the day the dividend is paid. Measured in seven-year TSR.

(2) MSCI US REIT Index is the "MSCI REIT Index." Measured in seven-year TSR.

(3) Seven-year compound annual growth rate ("CAGR"). Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure and for a calculation of the CAGR of our Core FFO per share.

(4) The "Large-cap REIT Group" is our historical REIT compensation comparison group (American Tower Corporation, AvalonBay Communities, Inc., Boston Properties, Inc., Crown Castle International Corp., Digital Realty Trust, Inc., Equinix, Inc., Equity Residential, Public Storage, Inc., Simon Property Group, Inc., Ventas, Inc. and Welltower Inc.) The average rates of the Large-cap REIT Group are weighted by market capitalization. See footnotes to "Strong Growth Relative to Peers" for further detail on the calculation of the Large-cap REIT Group average.

For further detail, please see "Compensation Discussion and Analysis."

2020 Compensation Highlights

Our compensation program rewards for performance.



$1
CEO base salary

100%
performance-based
and at-risk CEO compensation

Prologis Elizabeth Seaport, Elizabeth, New Jersey

2020 Environmental Stewardship, Social Responsibility and Governance (ESG) Highlights

We have a long-standing commitment to ESG leadership.

Global 100 Most Sustainable Corporations

12th year on Global 100 list by Corporate Knights

18 Consecutive Years

A leading REIT in corporate governance by Green Street

Continuous Board Refreshment

Five new directors in six years; appointed third female director in 2020

Top 10% in World

Global sustainable companies recognized by the DJSI World Index 2020



Nanjing Airport Logistics Center, Nanjing, China

For further detail, please see "Board of Directors and Corporate Governance", "Environmental Stewardship, Social Responsibility and Governance" and "Compensation Discussion and Analysis."

Proposals Submitted to Vote at the 2021 Annual Meeting

- We are asking our stockholders of record on March 8, 2021 to vote on the following matters at our 2021 annual meeting of stockholders to be held on April 29, 2021. Please see the section entitled "Additional Information" for details on how to vote and the vote required to approve those matters.

Proposal	Board Recommendation
PROPOSAL 1: Election of Directors • At the annual meeting you will be asked to elect to the board of directors (the "Board") of Prologis, Inc. the eleven persons nominated by the Board. The directors will be elected to one-year terms and will hold office until the 2022 annual meeting and until their successors are duly elected and qualified.	FOR
PROPOSAL 2: Advisory Vote to Approve the Company's Executive Compensation for 2020 • At the annual meeting you will be asked to approve a resolution on the company's executive compensation for 2020 as reported in this proxy statement.	FOR
PROPOSAL 3: Ratification of the Appointment of our Independent Registered Public Accounting Firm • At the annual meeting you will be asked to ratify the appointment of KPMG LLP by the Audit Committee (the "Audit Committee") of the Board as the company's independent registered public accounting firm ("independent public accountant") for the year 2021.	FOR







Board of Directors and Corporate Governance

6 Prologis Corporate Governance Tear Sheet

7 Election of Directors (Proposal 1)

9 Board Evaluations and Process for Selecting Directors

10 Director Qualifications, Skills and Experience

20 Director Independence

20 Board Leadership Structure

23 Board Committees

25 Other Governance Matters

Prologis Corporate Governance Tear Sheet

Director Independence and Compliance

- 91% of our Board is independent: All directors, other than our chairman, are independent.
- No related-party transactions.
- No hedging or pledging of our securities.
- All directors attended 75% or more of Board and Board committee meetings.
- All directors are in compliance with our stock ownership guidelines (5x annual cash retainer).

Director Composition and Evaluation Process

- Annual Board evaluation process involving Board, Board committee and individual director assessments: Administered by the chair of our Board Governance and Nomination Committee (the "Governance Committee") and our lead independent director, with a third-party evaluation every other year.
- Age/tenure policy: 75 years maximum age limit.[1] Impact of tenure on director independence is evaluated through our extensive annual Board evaluation process.
- Our mix of director tenure, skills and background provides a balance of experience and institutional knowledge with fresh perspectives.
- Three directors are female, and three are ethnically diverse.[2]

Board Leadership

- Lead independent director role with significant authority and responsibilities.
- Chairman and CEO policy gives Board flexibility to determine best candidate for the positions.

Strong Stockholder Rights

- Adopted proxy access with 3/3/20/20 market standard (adopted in 2016).[3]
- No stockholder rights plan.
- Irrevocably opted out of Maryland staggered board provisions: All directors elected annually (adopted in 2014).
- Majority vote is the standard in uncontested director elections (adopted in 2007).
- Stockholders can amend bylaws with majority vote (adopted in 1997).

(1) Our governance guidelines provide that directors will not be nominated or appointed to the Board if they are, or would be, 75 years or older at the time of the election or appointment.

(2) One director has self-identified as African American and two directors have self-identified as West Asian/Middle Eastern/Asian American.

(3) See "Additional Information" for further detail on proxy access.

Election of Directors (Proposal 1)

- The Board is currently comprised of eleven directors, all of whom are standing to be elected to the Board at the 2021 annual meeting of stockholders to hold office until the 2022 annual meeting and until their successors are duly elected and qualified.

- The Board has affirmatively determined that all of our director nominees, other than Hamid Moghadam, are independent directors in accordance with New York Stock Exchange ("NYSE") rules, our governance guidelines and our bylaws.

- Our bylaws provide for a majority voting standard for the election of directors. See "Additional Information—Majority Voting" for further detail.

- We do not know of any reason why any nominee would be unable or unwilling to serve as a director, if elected. However, if a nominee becomes unable to serve or will not serve, proxies may be voted for the election of such other person nominated by the Board as a substitute or the Board may reduce the number of directors. Each of the director nominees has consented to be named in this proxy statement and to serve as a director if elected.

- Information about each director nominee's share ownership is presented below under "Security Ownership."

- The shares represented by the proxies received will be voted for the election of each of the eleven nominees named below, unless you indicate in the proxy that your vote should be cast against any or all of the director nominees or that you abstain from voting. Each nominee elected as a director will continue in office until his or her successor has been duly elected and qualified, or until the earliest of his or her resignation, retirement or death.

- The eleven nominees for election to the Board at the 2021 annual meeting, all proposed by the Board, are listed below, along with brief biographies.

The Board unanimously recommends that the stockholders vote **FOR** the election of each nominee.

HOW IT WORKS

2021 Board Evaluations and Refreshment

Process

1. Board planning survey

2. Director interview questions based on stockholder feedback and key areas of focus

3. One-on-one director interviews covering Board, Board committee and individual director assessments (by Governance Committee chair and lead director and every other year by an independent third party)

4. Report to Governance Committee

5. Board discussions and follow up

6. Identification of current Board needs

7. Identification of potential candidates and board interviews/discussion

2021 Evaluation Feedback

- Noted the high-functioning nature of the Board and strong leadership of our lead independent director and committee heads

- Focused on director and executive succession planning. Appreciated continued focus on diverse candidates.

- Recognized responsiveness of CEO and management

BOARD COMPOSITION

Distribution of Tenure[1]



| 0 – 5 Years | 6 – 11 Years | 12+ Years |

5 new directors in last six years[2]

---

(1) The entire Board was rebuilt in 2011 at the time of the merger (the "Merger") between AMB Property Corporation and ProLogis (the "Trust") and the tenure of the rebuilt Board started at that time. However, we include Mr. Moghadam, Ms. Kennard, Mr. Webb and Mr. Skelton in the 12+ year category as they were directors of the legal acquirer prior to the Merger.

(2) Includes Philip Hawkins, who joined our Board in 2018 and stepped down from our Board in 2020 to assume an executive chairman position at a U.S. industrial real estate company.

Board Evaluations and Process for Selecting Directors

Rigorous board evaluation and refreshment process

- Our annual Board evaluation process involves assessments at the Board, Board committee and individual director levels. Through this process, the Board determines who should be nominated to stand for election based on current company and Board needs.

- In this process, directors complete a Board survey to identify key skills and characteristics currently needed for the Board, as well as to provide information relating to Board composition and planning.

- Director interview questions are prepared based on current areas of focus as well as feedback from our stockholder outreach efforts.

- Annual one-on-one director interviews are conducted by our lead independent director and chair of the Governance Committee and, every other year, by an independent third party.

- The results of the director interviews are aggregated by our lead independent director, Governance Committee chair, and if applicable, the independent third party, and reported to the Governance Committee and then to our full Board. Our Board will follow up on items identified in the evaluation process.

- Our Governance Committee discusses Board succession and reviews potential candidates. This process is based on the results of annual board evaluations and takes place throughout the course of the year.

- Our director candidate search process actively identifies and assesses a pool of potential candidates through a variety of sources, primarily through internal references. Although the committee may retain third parties to assist in identifying potential nominees, it prefers internal references by directors who understand the needs and dynamics of the Board with a particular focus on inclusion and diversity of ideas and background.

- In 2021, we implemented a director/CEO recruitment diversity policy that requires the Governance Committee to consider (and any staffing agencies to recruit) ethnic and gender diverse candidates in formal director searches and recruitment for external CEO candidates.

- Our governance guidelines also ensure regular board refreshment, providing that directors will not be nominated or appointed to the Board if they are, or would be, 75 years or older at the time of the election or appointment. Term limits on directors' service have not been instituted.

Regular Board refreshment

- The Board is committed to regular refreshment to maintain an optimal balance of different perspectives, skills and backgrounds. We have onboarded five new directors in the past six years, increasing the ethnic, gender and geographical diversity of the Board as well as breadth of experience. As a priority, the Board continues to be particularly focused on ethnic and gender diverse candidates who meet the current needs of the company.

- The Board was completely refreshed and rebuilt at the time of the Merger in 2011. The Merger essentially created a new company with a new operating and corporate platform. At that time, all directors underwent intensive review to determine which directors would best fit the newly created combined company.

- Each director selected in this rebuilding process was onboarded as a new director to the newly established company. These directors were required to perform in a new governance environment, with new structures, processes, committees, charters and guidelines.

- We have continued to refresh the Board since the Merger. David O'Connor onboarded as a new director in 2015, Olivier Piani in 2017, Cristina Bita and Philip Hawkins in 2018, and Avid Modjtabai in 2020. (In 2020, Mr. Hawkins took a position as executive chairman of a U.S. industrial real estate portfolio company and, as a result, decided to step down from our Board).

- As a result of our regular board refreshment, the Board comprises an appropriate mix of tenures: three directors with up to five years of tenure, four directors with tenure between six and eleven years and four with over twelve years of tenure. This mix provides an even balance of experience and institutional knowledge with fresh perspectives.

Director Qualifications, Skills and Experience

Board composition and diversity

- Our board diversity policy centers on our commitment to maintaining Board diversity in thought, background and experience—a mix of gender, ethnic background, geographic origin and professional experience that supports our business strategy and the current needs of the Board. As such, the Governance Committee focuses on identifying and nominating qualified and diverse director candidates with commensurate experience and background and each of our director nominees was chosen on this basis. For information about our director nominees and our business, strategy and goals, please see "Director Nominees" and "Compensation Discussion and Analysis" ("CD&A").

- In making its nominations, the Governance Committee also assessed each director nominee by key characteristics, including courage to voice opinions, integrity, experience, accountability, good judgment, supportiveness in working with others and willingness to commit the time needed to satisfy the requirements of Board and committee membership.

PROLOGIS BOARD DIVERSITY

Age
40s
1
50s
2
70s
4
60s
4
Tenure
<5 Years
3
12+ Years
4
6-11 Years
4
Gender
Female
3
Male
8
Ethnic Diversity
West
Asian
2
African
American
1
White/
Caucasian
8
Global Work Experience
U.S.
1
Global
10











42-73	27%	Even mix	27%	91%
Age range	of our Board is ethnically diverse	of Board tenure	of our Board is female	of our Board has global work experience

Board Qualifications

Director skills and experience support our business strategy.

- We have deep experience on our Board covering all components of our business model. The Board believes a balance of perspectives from other industries is critical to well-rounded oversight and insight into the perspectives of our customers covering a wide range of industries.

Business Strategy	Director Experience Supporting Our Business	Financial Results[1]
Global Presence in the heart of the world's most vibrant and active consumption centers results in outperformance	**91%** of our directors have global management experience	**Strong long-term performance** 17.8% earnings per share and 12.7% Core FFO per share seven-year CAGR,[2] 790 bps and 710 bps above the Large-cap REIT Group seven-year CAGR average, respectively
Scale drives efficiency	**100%** of our directors have large scale company executive management experience	**Significant and durable growth** 181% AUM growth over the past seven years while G&A[3] /AUM decreased
Development enhances the bottom line	**55%** of our directors have real estate and logistics experience	**Building an irreplaceable portfolio** $4.6B in value created by our development business[4]
Strategic Capital boosts growth through fees and promotes	**100%** of our directors have investment and/or finance experience	**A high return business** $1.7B delivered in strategic capital fees and promotes

(1) Over seven-year period 2014-2020.

(2) Our global platform outperformed the average of the "Large-cap REIT Group" in net earnings per share and Core FFO per share CAGR by 790 bps and 710 bps, respectively, over the last seven years. The average rates for the Large-cap REIT Group are weighted by market capitalization. See footnotes to "Strong Growth Relative to Peers" for further detail on the calculation of the Large-cap REIT Group average. Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure and a calculation of the CAGR of our Core FFO per share.

(3) "G&A" are our general and administrative expenses.

(4) Value created over our total expected investment through development and leasing activities based on current projections. Please see Appendix A for further detail regarding how we calculate "Value creation." Development value creation is calculated across our owned and managed portfolio.

- Along with the fundamental characteristics necessary for all directors, such as courage, wisdom and good judgment, below are qualifications of our Board identified in our Board evaluation process as important to support our current business strategy. These characteristics, coupled with diversity of thought and background, are critical to strong oversight and proven long-term results. Also, in addition to these qualifications, director experience in innovation and technology, like Ms. Bita's tenure at Google, supports our strategic initiatives to stay ahead of the evolution of the supply chain and our customers' needs. As the former Chief Information Officer and head of technology of Wells Fargo, Ms. Modjtabai also brings her experience overseeing core technology functions including information/cybersecurity.

- Race, ethnic and gender demographics of the board are also included below.

	H. Moghadam	C. Bita	G. Fotiades	L. Kennard	I. Lyons III	A. Modjtabai	D. O'Connor	O. Piani	J. Skelton	C. Webb	W. Zollars
Knowledge, Skills and Experience											
Real Estate/Logistics[1]	•			•	•	•	•				•
CEO/Executive Management	•	•	•	•	•	•	•	•	•	•	•
Strategic Planning	•	•	•	•	•	•	•	•	•	•	•
Finance/Accounting	•	•	•	•	•	•	•	•	•	•	•
Global Operations	•	•	•		•	•	•	•	•	•	•
Risk Management	•	•	•	•	•	•	•	•	•	•	•
Demographics											
Race/Ethnicity											
African American			•								
Asian/ Asian American/West Asian/Middle Eastern	•					•					
White/Caucasian		•	•		•		•	•	•	•	•
Gender											
Male	•		•		•		•	•	•	•	•
Female		•		•		•					

(1) Includes development, operations, real estate investments and fund management.

Director Nominees

Hamid R. Moghadam



- Chairman of the Board since January 2000; Director since November 1997

- Board Committees: Executive

- Other public directorships: None

Mr. Moghadam, 64, has been our Chief Executive Officer since the end of December 2012 and was our Co-Chief Executive Officer from June 2011 to December 2012. He is the co-founder of AMB Property Corporation and was AMB's Chief Executive Officer from November 1997 (from the time of AMB's initial public offering) to June 2011 when AMB merged with the Trust.

Other relevant qualifications. Mr. Moghadam is on the board of the Stanford Management Company and formerly served as its chairman. He is a former trustee of Stanford University and previously served on the Executive Committee of the Board of Directors of the Urban Land Institute. Mr. Moghadam holds Bachelor's and Master's degrees in engineering from the Massachusetts Institute of Technology and a Master of Business Administration from the Graduate School of Business at Stanford University.

Irving F. Lyons III



- Lead independent director since June 2011 (prior to the Merger served as a trustee of the Trust from September 2009 to June 2011 and from March 1996 to May 2006)

- Board Committees: Executive

- Other public directorships: Equinix, Inc. and Essex Property Trust, Inc.

Mr. Lyons, 71, has been a principal with Lyons Asset Management, a private equity firm, since January 2005. In 2004, Mr. Lyons retired from the Trust where he served as chief investment officer from 1997 until his retirement. He joined the Trust in 1993 and served as president from 1999 to 2001 and vice chairman from 2001 to 2004. Mr. Lyons is a member of the boards of Equinix, Inc., a global data center operator, and Essex Property Trust, Inc., a real estate investment trust investing in apartment communities. Mr. Lyons previously served as chairman of the board of BRE Properties, Inc.

Other relevant qualifications. Mr. Lyons joined the Trust when King & Lyons, an industrial real estate management and development company, was acquired by the Trust in 1993. Mr. Lyons had been the managing general partner in that firm since its inception in 1979 and was one of its principals at the time of the acquisition. Mr. Lyons holds a Master in Business Administration from Stanford University and a Bachelor of Science in industrial engineering and operations research from the University of California at Berkeley.

Cristina G. Bita



- Director since May 2018
- Board Committees: Audit
- Other public directorships: None

Ms. Bita, 42, is a Vice President of Finance at Google, and Business Finance Officer for Google's Devices and Services product area, Google Marketing organization and Google Sustainability. She has served in a number of finance leadership roles since joining Google in 2006 across a range of business areas, including Global Partnerships and Business Development, Global Sales, and Consumer Products and Platforms. Prior to Google, Ms. Bita spent six years with Siemens/Osram, where she held various positions in Business Unit Controllership and Corporate FP&A.

Other relevant qualifications. Ms. Bita holds a Master of Science in Finance from the Boston College Wallace E. Carroll School of Management and a Bachelor of Science in Business Administration (Accounting) from Salem State University. Ms. Bita is also a Certified Management Accountant (CMA).

George L. Fotiades



- Director since June 2011 (prior to the Merger served as a trustee of the Trust from December 2001 to June 2011)
- Board Committees: Compensation (Chair)
- Other public directorships: AptarGroup, Inc. and Cantel Medical Corp.*

Mr. Fotiades, 67, was appointed President and Chief Executive Officer* of Cantel Medical Corp., a provider of infection prevention and control products, in March 2019. Mr. Fotiades was an operating partner at Five Arrows Capital Partners (Rothschild Merchant Banking) from April 2017 until March 2019. From April 2007 to April 2017, Mr. Fotiades was a partner, healthcare investments at Diamond Castle Holdings, LLP, a private equity firm. Mr. Fotiades was chairman of Catalent Pharma Solutions, Inc., a provider of advanced technologies for pharmaceutical, biotechnology, and consumer health companies, from June 2007 to February 2010. Mr. Fotiades is Chairman of the board of AptarGroup, Inc., a global dispensing systems company and is also a director of Cantel Medical Corp. He previously served on the board of Alberto-Culver Company, a consumer products company specializing in hair and skin care products.

Other relevant qualifications. Mr. Fotiades was previously the president and chief operating officer of Cardinal Health, Inc. and also served as president and chief executive officer of Cardinal's Pharmaceutical Technologies and Services segment. Mr. Fotiades also served as president of Warner-Lambert's consumer healthcare business, as well as in other senior positions at Bristol-Myers Squibb, Wyeth, and Procter & Gamble. Mr. Fotiades holds a Master of Management from The Kellogg School of Management at Northwestern University and a Bachelor of Arts from Amherst College.

* Mr. Fotiades will no longer be CEO of Cantel Medical Corp. (or CEO in any other capacity) upon the closing of Steris Corporation's acquisition of Cantel Medical Corp., expected to occur in the second quarter of 2021. Should the Steris acquisition terminate or not close, Mr. Fotiades will nevertheless retire as CEO of Cantel Medical Corp.

Lydia H. Kennard



- Director since August 2004
- Board Committees: Governance
- Other public directorships: Freeport-McMoRan Copper & Gold Inc., Healthpeak Properties, Inc. (formerly known as HCP Inc.) and AECOM

Ms. Kennard, 66, is the founder and chief executive officer of KDG Construction Consulting, a provider of project and construction management services, a principal of KDG Aviation, an aviation focused real estate operating and development company, and a principal with 1031 N. Brand Boulevard, Glendale, LLC, a single-purpose real estate entity. Ms. Kennard is a member of the boards of Freeport-McMoRan Copper & Gold Inc., a natural resource company, Healthpeak Properties, Inc., a healthcare real estate investment trust, and AECOM, an infrastructure consulting firm. Ms. Kennard was previously a member of the boards of URS Corporation, a provider of engineering, construction and technical services, and Intermec, Inc., an automated identification and data collection company.

Other relevant qualifications. Ms. Kennard served as Chief Executive Officer of Los Angeles World Airports, a system of airports comprising Los Angeles International, Ontario International Airport, Palmdale Regional, and Van Nuys General Aviation Airports from 1999 to 2003 and again from 2005 to 2007. From 1994 to 1999, she served as the system's deputy executive for design and construction. Ms. Kennard holds a Juris Doctor degree from Harvard University, a Master's degree in city planning from the Massachusetts Institute of Technology, and a Bachelor of Science in urban planning and management from Stanford University.

Avid Modjtabai



- Director since February 2020
- Other public directorships: Avnet, Inc.

Ms. Modjtabai, 59, served as the Senior Executive Vice President and head of the Payments, Virtual Solutions and Innovation Group at Wells Fargo from 2016 to her retirement in March 2020. Prior to that, she served in various leadership roles at Wells Fargo, including Group head for Wells Fargo Consumer Lending from 2011 to 2016, Chief Information Officer and head of Technology and Operations Group from 2008 to 2011, Chief Information Officer and head of technology from 2007 to 2008, and Director of Human Resources from 2005 to 2007. Ms. Modjtabai is a member of the board of Avnet, Inc., a global technology solutions provider.

Other relevant qualifications. Ms. Modjtabai holds a Master in Business Administration in finance from Columbia University and a Bachelor of Science in industrial engineering from Stanford University.

David P. O'Connor



- Director since January 2015
- Board Committees: Compensation
- Other public directorships: Regency Centers Corporation

Mr. O'Connor, 56, is a private investor, managing partner of High Rise Capital Partners, LLC, a private real estate investment firm, and a non-executive co-chairman of HighBrook Investors LLC. He was the co-founder and senior managing partner of High Rise Capital Management LP, a real estate securities hedge fund manager that operated from 2001 to 2011. Mr. O'Connor is a member of the board of Regency Centers Corporation, a publicly traded real estate investment trust specializing in shopping centers. He previously served on the board of Songbird Estates plc, the former majority owner of Canary Wharf in London, UK and Paramount Group, Inc., a publicly traded real estate investment and management company specializing in office buildings.

Other relevant qualifications. Mr. O'Connor was previously a principal, co-portfolio manager and investment committee member of European Investors, Inc., a large dedicated real estate investment trust investor, from 1994 to 2000.
Mr. O'Connor received a Master of Science in real estate from New York University and holds a Bachelor of Science degree from the Boston College Wallace E. Carroll School of Management.

Olivier Piani



- Director since May 2017
- Board Committees: Audit
- Other public directorships: None

Mr. Piani, 67, is the chief executive officer and founder of OP Conseils, a consulting company in real estate and finance that Mr. Piani started in January 2016. Mr. Piani is also a senior consultant with Ardian, a major European private equity group. From September 2008 to December 2015, Mr. Piani was chief executive officer of Allianz Real Estate, the real estate and asset management investment platform for the Allianz Group.

Other relevant qualifications. From 1998 to 2008, Mr. Piani built the pan-European platform for GE Capital Real Estate spanning seven different countries. Prior to joining GE in 1998, Mr. Piani was chief executive officer of UIC-Sofal, a real estate bank. From 1982 to 1995, Mr. Piani held various leadership positions in the Paribas Group in Paris, New York and London. Mr. Piani is a graduate of Paris Ecole Superieure de Commerce de Paris and received a Master of Business Administration from Stanford University.

Jeffrey L. Skelton



- Director since November 1997
- Board Committees: Governance (Chair), Executive (Chair)
- Other public directorships: None

Mr. Skelton, 71, retired in 2009 as president and chief executive officer of Symphony Asset Management, a subsidiary of Nuveen Investments, Inc., an investment management firm. After his retirement in 2009 and until 2013, Mr. Skelton was a co-founder and managing partner of Resultant Capital Partners, an investment management firm.

Other relevant qualifications. Prior to founding Symphony Asset Management in 1994, Mr. Skelton was with Wells Fargo Nikko Investment Advisors from 1984 to 1993, where he served in a variety of capacities, including chief research officer, vice chairman, co-chief investment officer and chief executive officer of Wells Fargo Nikko Investment Advisors Limited in London. Previously, Mr. Skelton was also an assistant professor of finance at the University of California at Berkeley, Walter A. Haas School of Business. Mr. Skelton holds a Ph.D. in mathematical economics and finance and a Master of Business Administration from the University of Chicago.

Carl B. Webb



- Director since August 2007
- Board Committees: Audit (Chair)
- Other public directorships: Hilltop Holdings Inc.

Mr. Webb, 71, is currently a co-managing member of Ford Financial Fund II, L.P. and Ford Financial Fund III, L.P., private equity firms focusing on equity investments in financial services, a position he has held since February 2012 and March 2019, respectively. Mr. Webb has served as chairman of the Mechanics Bank board since April 2015. From June 2008 until December 2012, Mr. Webb was a senior partner of Ford Management, L.P. Mr. Webb was also the chief executive officer and a board member of Pacific Capital Bancorp and chairman of Santa Barbara Bank and Trust from August 2010 until December 2012. Mr. Webb has also served as a consultant to Hunter's Glen/Ford, Ltd., a private investment partnership, since November 2002. Additionally, Mr. Webb is a member of the board of Hilltop Holdings Inc., a publicly traded financial services holding company.

Other relevant qualifications. Mr. Webb previously served on the boards of Plum Creek Timber Company, M & F Worldwide Corp. and Triad Financial SM LLC, where he was co-chairman from July 2007 to October 2009 and served as interim president and chief executive officer from August 2005 to June 2007. Since 1983, Mr. Webb held executive positions at banking institutions, including Golden State Bancorp, Inc. and its subsidiary, California Federal Bank, FSB, First Madison Bank, FSB, First Gibraltar Bank, FSB and First National Bank at Lubbock. Mr. Webb holds a Bachelor of Business Administration from West Texas A&M University and a graduate banking degree from Southwestern Graduate School of Banking at Southern Methodist University.

William D. Zollars



- Director since June 2011 (prior to the Merger served as a trustee of the Trust from December 2001 to May 2010)

- Board Committees: Governance, Compensation

- Other public directorships: Cerner Corporation

Mr. Zollars, 73, retired from YRC Worldwide, Inc., a global transportation service provider, in July 2011 where he served as chairman, president, and chief executive officer from 1999 until his retirement. He was president of Yellow Transportation, Inc. from 1996 to 1999. Mr. Zollars is a member of the board of Cerner Corporation, a supplier of healthcare information technology solutions, healthcare devices and related services. Mr. Zollars also serves on the U.S. Postal Service Board of Governors. He is a former director of CIGNA Corporation, a global health service organization.

Other relevant qualifications. Mr. Zollars was previously a senior vice president of Ryder Integrated Logistics, a division of Ryder System, Inc. and he spent 24 years in various executive positions, including eight years in international locations, at Eastman Kodak. Mr. Zollars holds a Bachelor of Arts in economics from the University of Minnesota.

Director Independence

We require that a majority of the Board be independent in accordance with NYSE rules. To determine whether a director is independent, the Board must affirmatively determine that there is no direct or indirect material relationship between the company and the director.

91% of the Board is independent.

- The Board has determined that all our directors other than our chairman, Mr. Moghadam, are independent.

The Board reached this determination after considering all relevant facts and circumstances, reviewing director questionnaires and considering transactions and relationships, if any, between us, our affiliates, our executive officers and their affiliates, and each of the directors, members of each of their immediate families and their affiliates.

Audit, Governance and Talent and Compensation Committees are 100% independent.

- The Board has also determined that all members of the Audit, Governance and Talent and Compensation Committees of the Board are independent in accordance with NYSE and Securities and Exchange Commission ("SEC") rules.

Board Leadership Structure

Our governance guidelines do not specify a leadership structure for the Board, allowing the Board the flexibility to choose the best option for the company as circumstances warrant. The Board believes that strong independent leadership ensures effective oversight over the company. Such independent oversight is maintained through:

- our lead independent director;

- our independent directors;

- the Audit, Governance and Talent and Compensation Committees, which are all comprised entirely of independent directors;

- annual review of the Board leadership structure and effectiveness of oversight through the Board evaluation process; and

- strong adherence to our governance guidelines.

All of our independent directors have the ability to provide input for meeting agendas and are encouraged to raise topics for discussion by the Board. In addition, the Board and each Board committee has complete and open access to any member of management.

Each committee has the authority to retain independent legal, financial and other advisors as they deem appropriate without consulting or obtaining the approval of any member of management. The Board also holds regularly scheduled executive sessions of only independent directors in order to promote free and open discussion among the independent directors.

Chairman and CEO assessment

Our chairman and CEO and our lead independent director act together in a system of checks and balances, providing both strong oversight and operational insight.

Our CEO, Mr. Moghadam, serves as chairman of the Board. The lead independent director role is focused on ensuring independent oversight of the company. Mr. Moghadam's roles as both CEO and chairman enable him to act as a bridge between management and the Board, ensuring that the Board understands our business when making its decisions.

Mr. Moghadam has the breadth of experience to execute our unique business plan and to provide special insights to the Board.

Very few have experience running a public company with extensive global operations and substantial strategic capital and development businesses. Mr. Moghadam co-founded the company and has served on the Board since the company's initial public offering in November 1997. As one of our founders, Mr. Moghadam has extensive knowledge and expertise in the real estate and REIT industries, as well as history and knowledge of our company.

Considering all of these factors, the Board believes that a structure that combines the roles of CEO and chairman, along with an independent lead director, independent chairs for each of the Board committees and independent non-employee directors, provides the best leadership for the company at this time and places the company in a competitive position to provide long-term value to our stockholders.

Lead independent director

If the offices of chairman and CEO are held by the same person, the independent members of the Board will annually elect an independent director to serve in a lead capacity. The lead independent director is generally expected to serve for more than one year. Mr. Lyons has been selected as the lead independent director by our Governance Committee and the independent members of our Board and has served in that capacity for nearly ten years.

The lead independent director coordinates the activities of the other independent directors and performs other duties and responsibilities as determined by the Board.

The specific responsibilities of the lead independent director are currently as follows:

Executive Sessions/ Committee Meetings	• Presides at all meetings of the Board at which the chairman is not present, including executive sessions of the independent directors (generally held at every regular Board meeting) • Attends meetings of the various Board committees regularly
Meetings of Independent Directors	• Has the authority to call meetings of the independent directors and set the agenda
Board Evaluations	• Oversees, with the chair of the Governance Committee and, when applicable, an independent third-party, annual evaluations of the Board, Board committees and individual directors, including an evaluation of the chairman's effectiveness as both chairman and CEO

Liaison with Chairman and CEO	• Serves as liaison between the independent directors and the chairman • Meets regularly between Board meetings with the chairman and CEO
Board Processes and Information	• Ensures the quality, quantity, appropriateness and timeliness of information provided to the Board and provides input to create meeting agendas • Ensures that feedback is properly communicated to the Board and chairman • Ensures the institution of proper Board processes, including the number, frequency and scheduling of Board meetings and sufficient time for discussion of all agenda items
Communications with Stockholders	• Responds to stockholder inquiries and communicates with stockholders when appropriate, following consultation with the chairman and CEO

Board Committees

Pursuant to the Maryland General Corporation Law and our bylaws, our business, property and affairs are managed under the direction of the Board. Members of the Board are kept informed of our business through our executive management team.

The four standing committees of the Board are: Audit, Governance, Talent and Compensation (the "Compensation Committee") and Executive Committee (the "Executive Committee"). The Board has determined that each member of the Audit, Governance and Compensation Committees is an independent director in accordance with NYSE and SEC rules.

The current membership information for our Board committees is presented below.

Each committee has a charter which generally states the purpose of the committee and outlines the committee's structure and responsibilities. The committees, other than the Executive Committee, must review their charter on an annual basis.

PROLOGIS BOARD COMMITTEES

Audit Committee

Members: Carl Webb (Chair), Cristina Bita, Avid Modjtabai and Olivier Piani

Number of Meetings in 2020: 9

- Oversees the financial accounting and reporting processes of the company
- Responsible for the appointment, compensation and oversight of our public accountants
- Monitors: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) our public accountant's qualifications and independence; and (iv) the performance of our internal audit function and public accountants
- Oversees financial and cybersecurity risks relating to the company
- All committee members are designated by the Board as "audit committee financial experts" in accordance with SEC regulations and meet the independence, experience and financial literacy requirements of the NYSE and Section 10A of the Securities Exchange Act of 1934, as amended

Talent and Compensation Committee

Members: George Fotiades (Chair), David O'Connor and William Zollars

Number of Meetings in 2020: 6

- Discharges the Board's responsibilities relating to compensation of directors and executives and produces an annual report on executive compensation for inclusion in the proxy statement
- Approves and evaluates our director and officer compensation plans, policies and programs
- Reviews and recommends to the Board corporate goals and objectives relative to the compensation of our CEO
- Evaluates our CEO's performance in light of corporate goals and objectives, and sets the CEO's compensation level based on this evaluation, including incentive and equity-based compensation plans
- Sets the amount and form of compensation for the executive officers who report to the CEO

- Makes recommendations to the Board (including recommendations for non-employee directors) on general compensation practices, including incentive and equity-based compensation plans, and adopts, administers and makes awards under annual and long-term incentive compensation and equity-based compensation plans, including any amendments to the awards under any such plans, and reviews and monitors awards under such plans

- Reviews and approves any new employment agreements, change in control agreements and severance or similar termination payments proposed to be made to the CEO or any other executive officer of the company

- Confirms that relevant reports are made to the Board or in periodic filings as required by governing rules and regulations of the SEC and NYSE

- Reviews and discusses with management CD&A and determines whether to recommend its inclusion in the proxy statement to the Board

- Participates in succession planning for key executives

- Focuses on risks relating to remuneration of our officers and employees and administers our equity compensation plans, our nonqualified deferred compensation arrangements and our 401(k) plan

- Advises management in human capital strategies and practices, attracting, developing and retaining key employees, including annual review of inclusion and diversity initiatives, metrics and information

Board Governance and Nomination Committee

Members: Jeffrey Skelton (Chair), Lydia Kennard and William Zollars
Number of Meetings in 2020: 3

- Reviews and makes recommendations to the Board on Board organization and succession matters

- Assists the full Board in evaluating the effectiveness of the Board and its committees

- Reviews and makes recommendations for committee appointments to the Board

- Identifies individuals qualified to become Board members consistent with any criteria approved by the Board and proposes to the Board a slate of nominees for election to the Board

- Assesses and makes recommendations to the Board on corporate governance matters

- Develops and recommends to the Board a set of corporate governance principles applicable to the company

- Oversees ESG matters, assesses ESG risks and assists the Board in reviewing and approving the company's ESG and sustainability activities, goals and policies

- Reviews the adequacy of our governance guidelines on an annual basis and focuses on reputational and corporate governance risks

Executive Committee

Members: Jeffrey Skelton (Chair), Irving Lyons III and Hamid Moghadam
Number of Meetings in 2020: 0

- Acts only if action by the Board is required, the Board is unavailable and the matter is time-sensitive

- Has all of the powers and authority of the Board, subject to such limitations as the Board, the committee's charter and/ or applicable law, rules and regulations may from time to time impose

Other Governance Matters

Board's role in risk oversight

Risk awareness is embedded throughout our operations, underpinned by an integrated framework for identifying, assessing and managing risk.

The Board has the primary responsibility for overseeing risk management of the company. Oversight for certain specific risks falls under the responsibilities of our Board committees.

- The Audit Committee focuses on financial and cybersecurity risks relating to the company.
- The Compensation Committee focuses on risks relating to human capital management, talent retention and remuneration of our officers and employees.
- The Governance Committee focuses on reputational, corporate governance and ESG risks.

These committees regularly advise the full Board of their risk oversight activities.

Critical components of our risk oversight framework include regular communication among the Board, our management executive committee and our risk management infrastructure to identify, assess and manage risk.



Identifying, Managing and Assessing Risks

Our risk oversight framework includes:

- Board engagement with executive and risk management teams including multi-dimensional risk reviews, risk assessment mapping and one-on-one interviews between each director and our risk management team

- Executive management committee meetings focused on strategic risks

- A structured approach to capital deployment vetted through weekly investment committee meetings, including assessments of ESG, resilience, and natural disaster/weather/climate risks

- Management of one of the strongest balance sheets in the REIT industry achieved by lowering our financial risk and foreign currency exposure

- Rigorous internal and third-party audits assessing the company's controls and procedures

- Centralized team dedicated to managing risk globally and staying closely engaged with Prologis' teams at the individual market level

Cybersecurity

Our Chief Technology Officer and our Vice President of IT Governance oversee our information security program. They report to the audit committee/board at least annually and also conduct annual information security compliance training. The Prologis Information Security Policy is governed by the NIST Cybersecurity Framework (CSF) and includes mandatory annual training for all employees. Prologis' cybersecurity posture is reviewed and benchmarked against its peers through regular participation in a third-party security benchmarking survey. Our IT infrastructure is externally audited as part of our Sarbanes Oxley audit process and our controls include information security standards. Also, we maintain standalone cybersecurity insurance. To our knowledge, we have not experienced a material breach in information security.

CEO and management succession planning

The Board is responsible for ensuring that we have a high-performing management team in place. The Board, with the assistance of the Compensation Committee, regularly conducts a detailed review of management development and succession planning activities to ensure that top management positions, including the CEO position, can be filled without undue interruption.

Our succession planning process is two-tiered to ensure orderly succession. One tier contemplates succession planning in the case of an emergency during which one or more members of our current management are unable to perform their duties. The second tier involves long-term planning to identify and develop talent with potential to step in as our future management team. As part of our longer term succession planning, we made changes in 2019 and 2020 to our organizational architecture to prepare the company for the next chapter in its evolution. Executive roles were reorganized to drive our platform initiatives focusing on customer centricity and extracting value beyond our real estate while allowing for growth opportunities for the next generation of potential leaders.

Communications with directors

We appreciate your input. Our lead independent director (or any of our other directors) are accessible to our stockholders for engagement as appropriate. You can communicate with any of the directors, individually or as a group, by writing to them in care of Edward S. Nekritz, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111. Each communication intended for the Board and received by the secretary that is related to the operation of the company and is not otherwise commercial in nature will be forwarded to the specified party following its clearance through normal security procedures. The directors will be advised of any communications that were excluded through normal security procedures as appropriate and they will be made available to any director who wishes to review them.

Director attendance

The Board held four meetings in 2020, including telephonic meetings, and all of the directors attended 75% or more of the aggregate number of Board and applicable committee meetings on which he or she served during 2020 (held during the periods they served). Each director standing for election in 2021 is expected to attend the annual meeting of stockholders, either virtually or telephonically, absent cause. All of our directors attended the annual meeting last year, virtually or telephonically.

Director compensation

Please see "Director Compensation" and the table titled "Director Compensation for Fiscal Year 2020."

Stock ownership guidelines and prohibition on hedging/pledging

Our directors must comply with our stock ownership guidelines which require the director to maintain an ownership level in our common stock equal to five times the annual cash retainer (a total of $600,000 as of December 31, 2020). Shares included as owned by directors for purposes of the guidelines include common stock owned, vested or unvested equity awards (restricted stock, restricted stock units, shares and share units deferred under the terms of the Director Deferred Fee Plan or the applicable non-qualified deferred compensation plan, deferred share units and dividend equivalent units) and operating partnership or other partnership units exchangeable or redeemable for common stock. Until such time as the ownership thresholds are met, we will require directors to retain and hold 50% of any net shares of our common stock issued to our directors under our equity compensation plans.

Additionally, our insider trading policy prohibits our directors and employees from hedging the economic risk of ownership of our common stock and from pledging shares of our common stock.

All of our directors and executive officers are currently in compliance with the stock ownership guidelines and the prohibition on hedging and pledging our common stock.

Independent compensation consultant

The Compensation Committee directly engaged an outside compensation consulting firm, Frederic W. Cook & Co., Inc. ("FW Cook") to assist the committee in assessing our compensation programs for our Board, our CEO and other members of executive management. FW Cook reported directly to the Compensation Committee. FW Cook received no compensation from the company other than for its work in advising the Compensation Committee and maintained no other economic relationships with the company. FW Cook interacted directly with members of our management only on matters under the Compensation Committee's oversight.

FW Cook conducted a comprehensive competitive review of the compensation program for our executive officers and our non-employee directors in April 2020, which was used by the Compensation Committee to assist it in making compensation recommendations to the Board. Our CEO makes separate recommendations to the Compensation Committee concerning the form and amount of the compensation of our executive officers (excluding his own compensation). FW Cook has also assisted the Compensation Committee in evaluating the design of certain outperformance compensation plans first implemented in 2012.

The Compensation Committee considered the independence of FW Cook in light of the rules regarding compensation committee advisor independence mandated under the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"). The Compensation Committee reviewed factors, facts and circumstances regarding compensation consultant independence, including a letter from FW Cook addressing FW Cook's and their consulting team's independent status with respect to the following factors: (i) other services provided to us by FW Cook; (ii) fees we pay to FW Cook as a percentage of their total revenues; (iii) FW Cook's policies and procedures that are designed to prevent conflicts of interest; (iv) any business or personal relationship between FW Cook or members of their consulting team that serves the Compensation Committee and a member of the Compensation Committee; (v) any shares of our stock owned by FW Cook or members of their consulting team that serves the Compensation Committee; and (vi) any business or personal relationships between our executive officers and FW Cook or members of their consulting team that serves the Compensation Committee. After discussing these factors, facts and circumstances, the Compensation Committee affirmed the independent status of FW Cook and concluded that there are no conflicts of interest with respect to FW Cook.

At the end of 2020, the Compensation Committee engaged another compensation consulting firm, Pay Governance, switching our compensation consulting firms as a good compensation governance practice. Pay Governance reports directly to the Compensation Committee. Pay Governance receives no compensation from the company other than for its work in advising the Compensation Committee and maintains no other economic relationships with the company. Pay Governance interacts directly with members of our management only on matters under the Compensation Committee's oversight.

The Compensation Committee considered the independence of Pay Governance in light of the rules regarding compensation committee advisor independence mandated under the Dodd-Frank Act. The Compensation Committee reviewed factors, facts and circumstances regarding compensation consultant independence, including a letter from Pay Governance addressing Pay Governance and their consulting team's independent status with respect to the following factors: (i) other services provided to us by Pay Governance; (ii) fees we pay to Pay Governance as a percentage of their total revenues; (iii) Pay Governance's policies and procedures that are designed to prevent conflicts of interest; (iv) any business or personal relationship between Pay Governance or members of their consulting team that serves the Compensation Committee and a member of the Compensation Committee; (v) any shares of our stock owned by Pay Governance or members of their consulting team that serves the Compensation Committee; and (vi) any business or personal relationships between our executive officers and Pay Governance or members of their consulting team that serves the Compensation Committee. After discussing these factors, facts and circumstances, the Compensation Committee affirmed the independent status of Pay Governance and concluded that there are no conflicts of interest with respect to Pay Governance.

Compensation Committee interlocks and insider participation

No member of the Compensation Committee (i) was, during the year ended December 31, 2020, or had previously been, an officer or employee of the company or (ii) had any material interest in a transaction with the company or a business relationship with, or any indebtedness to, the company. No interlocking relationships existed during the year ended December 31, 2020, between any member of the Board or the Compensation Committee and an executive officer of the company.

Code of Ethics and Business Conduct and Governance Guidelines

The Board has adopted a code of ethics and business conduct that applies to all employees and directors. The Board has formalized policies, procedures and standards of corporate governance that are reflected in our Governance Guidelines.

Our Code of Ethics and Business Conduct outlines in great detail the key principles of ethical conduct expected of our employees, officers and directors, including matters related to conflicts of interest, use of company resources, fair dealing, and financial reporting and disclosure. The code establishes formal procedures for reporting illegal or unethical behavior to the company's internal ethics committee. These procedures permit employees to report any concerns, including concerns about the company's accounting, internal accounting controls or auditing matters, on a confidential or anonymous basis if desired. Employees may contact the ethics committee by email, in writing, by web-based report or by calling a toll-free telephone number. Any significant concerns are reported to the Audit Committee in accordance with the code.

Simultaneous Board service

Our governance guidelines require that, if a director serves on three or more public company boards simultaneously, including our Board, a determination is made by our Board as to whether such simultaneous service impairs the ability of such member to effectively serve the company. Messrs. Fotiades and Lyons and Ms. Kennard currently serve on at least three public company boards, including our Board. In each case, our Board has determined that such simultaneous board service does not impair the Board member's ability to be an effective member of our Board.

Mr. Fotiades is the chief executive officer and a director of Cantel Medical Corp. He has advised us that he will no longer be CEO of Cantel Medical Corp. (or CEO in any other capacity) upon the closing of Steris Corporation's acquisition of Cantel Medical Corp., expected to occur in the second quarter of 2021. Should the Steris acquisition terminate or not close, Mr. Fotiades will nevertheless retire as CEO of Cantel Medical Corp.

Certain relationships and related party transactions

We do not have any related party transactions to report under relevant SEC rules and regulations. According to our Articles of Incorporation, the Board may authorize any agreement or other transaction with any party even though one or more of our directors or officers may be a party to such an agreement or is an officer, director, stockholder, member or partner of the other party if: (i) the existence of the relationship is disclosed or known to the Board, and the contract or transaction is authorized, approved or ratified by the affirmative vote of not less than a majority of the disinterested directors, even if they constitute less than a quorum of the Board; (ii) the existence is disclosed to the stockholders entitled to vote, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote (excluding shares owned by any interested director or officer or the organization in which such person is a director or has a material financial interest); or (iii) the contract or transaction is fair and reasonable to the company.

We recognize that transactions between us and related parties can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the company's best interests and the best interests of our stockholders. Related parties may include our directors, executives, significant stockholders and immediate family members and affiliates of such persons. Accordingly, several provisions of our code of ethics and business conduct are intended to help us avoid the conflicts and other issues that may arise in transactions between us and related parties, prescribing that:

- employees will not engage in conduct or activity that may raise questions as to the company's honesty, impartiality or reputation or otherwise cause embarrassment to the company;

- employees shall not hold financial interests that conflict with, or leave the appearance of conflicting with, the performance of their assigned duties;

- employees shall act impartially and not give undue preferential treatment to any private organization or individual; and

- employees should avoid actual conflicts or the appearance of conflicts of interest.

These provisions of our code of ethics and business conduct may be amended, modified or waived by the Board or the Governance Committee, subject to the disclosure requirements and other provisions of the rules and regulations of the SEC and the NYSE.

No waivers of our code of ethics and business conduct were granted in 2020.

Although we do not have detailed written procedures concerning the waiver of the application of our code of ethics and business conduct or the review and approval of transactions with directors or their affiliates, our directors would consider all relevant facts and circumstances in considering any such waiver or review and approval.

Executive Officers

Biographies of our executive officers as of March 2021, other than Mr. Moghadam, are presented below. Information for Mr. Moghadam is included above under "Board of Directors and Corporate Governance." All of our executive officers are treated as named executive officers (each an "NEO") for purposes of this proxy statement.

Thomas S. Olinger: Chief Financial Officer

Mr. Olinger, 54, has been our chief financial officer since May 2012 and was our chief integration officer from June 2011 to May 2012. Mr. Olinger was the chief financial officer of AMB from March 2007 to June 2011. Prior to joining AMB in February 2007, Mr. Olinger was the vice president and corporate controller at Oracle Corporation, an enterprise software company and provider of computer hardware products and services. Prior to his employment with Oracle, Mr. Olinger was an accountant and partner at Arthur Andersen LLP, where he served as the lead partner on our account from 1999 to 2002. Since January 2011, Mr. Olinger has served as a director of American Assets Trust, a real estate investment trust investing in office, retail and residential properties. Mr. Olinger holds a Bachelor of Science in finance from the Kelley School of Business at Indiana University.

Eugene F. Reilly: Chief Investment Officer

Mr. Reilly, 59, has been our chief investment officer since March 2019. Mr. Reilly was our CEO, the Americas, from June 2011 until March 2019, and he served as president, the Americas, as well as a number of other executive positions, at AMB from October 2003 until the Merger in June 2011. Mr. Reilly serves on the technical committee of FIBRA Prologis, a publicly traded Mexican REIT that is sponsored and managed by the company. Prior to joining AMB in October 2003, Mr. Reilly was chief investment officer of Cabot Properties, Inc., a private equity industrial real estate firm of which he was also a founding partner. From August 2009 until December 2015, Mr. Reilly served as a director of Strategic Hotels and Resorts, an owner and asset manager of high-end hotels and resorts. Mr. Reilly holds an A.B. degree in economics from Harvard College.

Edward S. Nekritz: Chief Legal Officer, General Counsel and Secretary

Mr. Nekritz, 55, has been our chief legal officer, general counsel and secretary since the Merger in June 2011. Mr. Nekritz was general counsel of the Trust from December 1998 to June 2011 and secretary of the Trust from March 1999 to June 2011. Mr. Nekritz serves on the technical committee of FIBRA Prologis. Prior to joining the Trust in September 1995, Mr. Nekritz was an attorney with Mayer, Brown & Platt (now Mayer Brown LLP). Mr. Nekritz holds a Juris Doctor degree from the University of Chicago Law School and an A.B. degree in government from Harvard College.

Gary E. Anderson: Chief Operating Officer

Mr. Anderson, 55, has been our chief operating officer since March 2019. Mr. Anderson was our CEO, Europe and Asia, from June 2011 until March 2019. Mr. Anderson held various positions with the Trust from August 1994 to June 2011, including head of the Trust's global fund business from March 2009 to June 2011 and president of the Trust's European operations from November 2006 to March 2009. Prior to joining the Trust, Mr. Anderson held various positions with Security Capital Group Incorporated, a diversified real estate investment company. Mr. Anderson holds a Master of Business Administration in finance and real estate from the Anderson Graduate School of Management at the University of California at Los Angeles and a Bachelor of Arts in marketing from Washington State University.

Michael S. Curless: Chief Customer Officer

Mr. Curless, 57, has been our chief customer officer since March 2019. Mr. Curless was our chief investment officer from June 2011 until March 2019. Mr. Curless was chief investment officer of the Trust from September 2010 to June 2011, and he was with the Trust in various capacities from August 1995 through February 2000. Mr. Curless was president and a principal at Lauth, a privately held national construction and development firm, from March 2000 until rejoining the Trust in September 2010. Prior thereto, he was a marketing director with the Trammell Crow Company. Mr. Curless holds a Master of Business Administration in finance and marketing and a Bachelor of Science in finance from the Kelley School of Business at Indiana University.

Environmental Stewardship, Social Responsibility and Governance

ESG UNLOCKS VALUE FOR PROLOGIS

ESG is essential to our value-creation strategy, delivering quantifiable benefits today and for the long term

For nearly four decades, our commitment to environmental stewardship, social responsibility and good governance (ESG) has made us a leader in our industry and beyond. ESG is woven into our fabric and informs decision-making from the boardroom to all corners of our global operations. Our ESG focus:

- **Drives innovation**. We future proof our business and build resilience by operating on the cutting edge. We have committed to build 100% sustainably certified new development and are exploring innovative circular and sustainable building design and technologies such as borehole thermal energy storage and dynamic energy monitoring systems.

- **Expands our value proposition beyond real estate**. For example, 56% of our top 25 customers have turned to our LED programs as a simple solution for enhancing their employees' work environment while reducing costs and environmental impact.

- **Deepens our relationships**. The goodwill we build with our stakeholders is a competitive advantage. Through our Community Workforce Initiative (CWI) we have formed partnerships with communities and local governments in nine of our key markets to address our customers' growing needs for qualified labor. In 2020, we developed a digital training curriculum, leveraging virtual reality and mobile technology. Nearly 4,000 individuals registered in just the first two months after launch.

- **Attracts and retains top talent**. We received an employee engagement score of 82% on our 2020 Employee Engagement Survey, which captured input from 92% of employees across the globe. This result is ten points above the U.S. average.[2]

- **Reduces our capital costs.** In 2020, we raised more than $2.5 billion in green bonds globally at a weighted average rate of 1.53% to fund our green projects at some of the tightest credit spreads in the market, demonstrating our financial resilience through the economic uncertainty of the COVID-19 pandemic.



Prologis Park Venlo, Venlo, Netherlands

(1)   All data contained in this section is as of 12/31/2020 unless otherwise stated.
(2)   Based on comparative data from the Qualtrics global company index of employer data.

Leading the Way to a Sustainable Future

1st
among sector peers (Americas & Asia) in Global Real Estate Sustainability Benchmark (GRESB).

1st
WELL-certified logistics building by the International WELL Building Institute.

1st
logistics real estate company to set a carbon reduction target approved by the Science Based Targets initiative (SBTi).

Top 10%
of global sustainable companies recognized by the 2020 DJSI World Index.

12th year
on Corporate Knights' Global 100 Most Sustainable Corporations in the World list.

3rd
most onsite installed solar capacity among U.S. corporations; 1st among real estate companies for commercial solar capacity.[1]



Prologis Park Datteln, Datteln, Germany

(1)   Solar Energy Industries Association (SEIA).

Prologis' ESG Goals Raise the Bar

We have made significant progress toward our ESG commitments and are on track to accomplish more, continuing to push the boundaries of ESG leadership globally.

SDG	Goal	Target year	2020 Progress
Environmental Stewardship			
13 Climate Action	Reduce total Scope 3 GHG emissions[1] by 15% (2016 baseline)	2025	**13% reduction** 2016-2019[2]
7 Affordable and Clean Energy	Install 200 MW of solar capacity on our buildings	2020	**Achieved** in 2019
	Install 400 MW of solar capacity on our buildings	2025	**252 MW** through the end of 2020[3]
9 Industry, Innovation and Infrastructure	100% of new development and redevelopment (by number of projects) will achieve sustainable building certification	Recurring annually	**New goal established** We will begin reporting with 2021 performance
	Install LED lighting across 100% of our entire portfolio (by area)	2025	**42%** through the end of 2020[4]
Social Responsibility			
8 Decent Work and Economic Growth	Train 25,000 participants through our Community Workforce Initiative (CWI)	2025	**5,672** trained through the end of 2020
1 No Poverty	75,000 hours supporting our local communities around the globe	2025	**22,417 hours** 2019-2020
Governance			
17 Partnerships for the Goals	Ensure 100% of employees complete ethics training	Recurring annually	**100%** in 2020

(1) Scope 3 emissions account for 99.9% of Prologis's total Scope 1, 2 and 3 carbon footprint.

(2) 2020 data not yet available; to be published with our forthcoming 2020 Sustainability Report. The 13% reduction in Scope 3 GHG emissions is equivalent to removing 1,095,000 typical passenger vehicles from the road for a year.

(3) Equivalent to the amount of energy needed to power 42,250 homes for a year.

(4) Equivalent to the area of 4,291 soccer fields.

Delivering Sustainable Solutions to Our Customers

Prologis' ability to help customers meet their sustainability goals is a competitive advantage for our business

Our customers understand the value of sustainability. For example, eight of our top ten customers have set their own carbon and/or energy reduction commitments. By leveraging our resources, expertise and scale, we help customers meet their objectives and stay ahead of changing ESG expectations.

Our turnkey Prologis Essentials SolarSmart and LED solutions accelerate energy savings and environmental footprint reductions for our customers. With our strong value proposition, we proactively reach out to customers to discuss how Prologis can work side by side with them to enhance their sustainability performance.

PROLOGIS ESSENTIALS: SOLARSMART

What it does: Uses rooftop solar generating capacity to help our customers access the financial, operational and sustainability benefits of solar without upfront capital costs or long-term financial commitments. Customers pay only for the energy they use.

Growth of Solar Capacity (MW)



PROLOGIS ESSENTIALS: LED SOLUTIONS

What it does: Helps customers upgrade to efficient LED lighting without upfront capital costs, paying only pennies per square foot in a monthly fee structure. Customers retain 100% of the energy/maintenance savings and often benefit from gains in safety, productivity and employee satisfaction. 90% of our top ten customers participate in this program.

LED Lighting Installed (MSF)



- **252 MW** solar capacity
- Equivalent to the energy use of **42,250** homes
- **53%** growth since 2016

- **330** MSF LED coverage
- Equivalent to **4,291** soccer fields
- **>6x** growth since 2016

Building for Tomorrow, Today

Prologis' scale and long-standing strategy to stay ahead of what's next puts us in an ideal position to offer our customers state-of-the-art sustainable technologies such as EV infrastructure, building automation and smart meters.

Future-proofed by design, our buildings incorporate innovative technologies that promote high-efficiency operations, optimize the human experience and reduce occupational costs. We build to achieve independent, green building certification, showcasing sustainable building innovation that spans the globe:

- **Borehole thermal energy storage – France:** accesses stored underground heat energy for HVAC.

- **PARKlife amenities – Hungary:** enhances the user experience within our parks through nature trails, sports fields and other outdoor recreational spaces.

- **Unified LED/motion sensor solution – Japan:** drives a 43% electricity reduction from conventional LEDs and captures data on the use of space from motion sensor activations.

- **Digital pumproom monitoring – United States:** identifies leaks and equipment malfunction remotely.

- **Circular building design – the Netherlands:** plans for building disassembly; incorporates recycled/recyclable materials.



Prologis Park Waalwijk, Waalwijk, Netherlands

Committed to our Stakeholders During Unprecedented Times

We work hard to cultivate lasting relationships with our stakeholders. In turn, we build the foundation of trust that brings us together even in the most difficult times. As COVID-19 began to batter communities across the globe, we were ready. We mobilized our teams quickly to help our customers, communities and employees, working day and night to establish a fast-tracked structure for how to best deploy our resources to support those in need.

Logistics space donated through our Space for Good program in Dallas, Texas

Customers

- **COVID-19 RELIEF CENTER:** 24/7 support for our customers.

- **PERSONAL PROTECTIVE EQUIPMENT:** sourcing hard-to-obtain safety gear.

- **PPP**[1] **TOOLKIT:** made available within days of legislation to help customers understand the resources available to them.

Communities

- **$5 MILLION** global relief fund launched by the Prologis Foundation in 2020 to help charities around the world mitigate the impacts of the pandemic.

- **$9.3 MILLION** of in-kind logistics space donated to municipalities, hospitals and relief organizations on the frontlines of the COVID-19 response.

Employees

- **SUPPORT BENEFITS:** ensure that employees have ample access to resources such as telehealth, free testing for COVID-19, quarantine pay and childcare.

- **0% INTEREST LOANS:** offered to non-management employees whose household incomes were impacted by the pandemic.

Investors

- **RAPID ANALYTICS AND INSIGHTS** about our response plans and the impacts of the pandemic on logistics real estate in six special reports over four months.

- **THOUGHT LEADERSHIP** through such research as our collaboration with MIT on the sustainability impacts of e-commerce vs. retail.

- **34% OUTPERFORMANCE** over MSCI REIT Index during the pandemic.[2]

(1) Paycheck Protection Program, a U.S. federal loan program helping businesses during the COVID-19 pandemic.
(2) Since March 11, 2020, the official start of the pandemic per the World Health Organization.

Solutions for Our Customers' Labor Challenges

Community Workforce Initiative (CWI)

The Pain Point:

- Lack of qualified talent to meet accelerating supply chain demands.
- Lack of knowledge about the rewards of logistics careers, and limited resources for logistics-focused job training.

Prologis' Response:

- Create modernized logistics training to build career pathways and upskill talent for the rapidly evolving logistics industry.
- Feature cutting-edge digital training technologies, all online and mobile-friendly.
- Embed CWI into communities through partnerships with government-sponsored jobs programs and local organizations focused on labor.

Value Created:

- Differentiated our value proposition by building a pipeline of diverse, qualified and engaged talent for our customers. In the first two months after launch of the digital platform, about 4,000 people enrolled.
- Built goodwill with communities and local municipalities by unlocking economic opportunity—nine market partnerships established to date, with plans to expand globally.


PROLOGIS | Quality Elements
Select each quality element to learn about it
Quality Objectives
Quality Processes
Data Management
Clearly Defined Roles and Responsibilities
A Quality Manual
Continuous Improvement

"GEODIS' success is driven by our teammates, and Prologis CWI's 'learn anywhere, anytime' online program provides us with the flexibility to train and develop talent from the ground up."

Shannon Leffler
SVP of Human Resources,
Geodis in Americas

Technology and Building Design

Our scale enables us to help our customers address their human capital challenges from many angles.

- Our Prologis Ventures team invests in logistics solutions such as WorkStep software that connects logistics employers with talent and Kinetic wearable technology that monitors movements to keep employees safe. In Japan we invest in Taimee, an app that allows customers to hire temporary logistics workers with the efficiency of a digital interface.
- Our sustainable building design fosters healthy and attractive environments for our customers' workforce. We were the first logistics real estate company to develop a WELL-certified facility, marrying our standard sustainable design features with wellness elements such as walking trails, athletic facilities and spaces for employee respite.

Culture and Talent: The Backbone of Our Success

Fostering talent and a strong corporate culture is one of our top three business imperatives. It drives results on our other two strategic priorities: customer centricity and change through innovation and operational excellence. To illustrate:

- We recently implemented Customer Experience Teams (CETs), which comprise five unique customer-facing roles working as an integrated team to serve our customers. This shift has created a more inclusive, collaborative and innovative culture for our colleagues globally through training and skills development.

- Our Net Promoter Score (NPS) increased by five points in 2020 – evidence of the success of CET and the work of our customer teams even during the unique challenges of the pandemic.



Prologis employees in Denver, CO

Prologis Pillars of Inclusion & Diversity

Inclusion & Diversity (I&D) is the foundation of our human capital program, focused on advancing inclusive behaviors and countering unconscious bias. We are implementing core HR system enhancements to clarify the criteria for our hiring and promotion decisions and require alignment with our staffing agencies. We train our global leaders via I&D-focused leadership development curriculum and cloud-based mentoring.

We provide opportunities in the logistics industry for minority and underserved populations through our Community Workforce Initiative (discussed above), as well as through partnerships with the Urban Land Institute and NAIOP. We fund scholarships for underrepresented students at partner schools and created the HiPE (High Potential Employee) rotational leadership program to give diverse candidates with STEM degrees exposure to our business. And in 2020, Prologis donated more than $1 million to charities fighting racial injustice.

While we are proud of the progress we have made, like achieving a roughly equal gender split across all employees, we know there is so much more to do. We remain committed to driving long-term, meaningful change both within Prologis and across the industry.

Infrastructure

- **RECRUITING**: restructure interview process
- **PROMOTIONS:** establish consistent framework
- **TALENT:** mentor/sponsorship development program

Engagement

- **AFFINITY:** aligning around employee resource groups
- **GRASSROOTS:** support to local ambassadors
- **MEASUREMENT:** inclusion as a KPI (engagement)

Community

- **PARTNERSHIPS:** expand network globally
- **INVEST:** social justice and other causes
- **ALIGNMENT:** with vendors committed to diversity



Good Governance Protects Our Business

Risk governance and oversight

Strong, integrated risk oversight at every level of our company protects business value and delivers results for our stakeholders.

- Our corporate Risk Management division works with regional counterparts to continuously review global and local risks. This work includes assessing environmental and climate-related risks associated with flooding, sea level rise and extreme weather events, as well as risks from seismic activity.

- Prologis' Investment Committee, comprised of our CEO, CFO and other executive team members, assesses the risks associated with capital decisions.

- Rigorous internal and third-party audits help assure adherence to the company's controls and procedures.

- Prologis' Customer Advisory Board and our Customer Sustainability Advisory Council provide third-party insights into existing and emerging risks.

- Global Health & Safety Committee establishes policies and practices to enhance protections for our employees and contractors.

Resilience

Strong governance and oversight practices, such as those highlighted below, enable us to anticipate and adapt to market, regulatory and environmental changes.

Financial resilience:

- Our efficient cost structure positions us for growth. We have one of the strongest balance sheets in the industry with $4.8 billion in liquidity.

- Prologis' comprehensive global insurance infrastructure and expedited damage assessment and repair services assure quick responses to risk events.

Reputational resilience:

- Protections against bribery and corruption include mandatory annual training on our Code of Ethics and Business Conduct for all employees and global FCPA training.

- Our cybersecurity team maintains continuous vigilance against threats and attacks.

Operational resilience:

- Our Disaster Preparedness and Recovery Plan and Global Business Continuity and Emergency Response Plan ensure employee safety, operational continuity and continuous support for our customers.

- Responsible investment practices advance green design principles and mitigate environmental, climate and other ESG risks.



Drone rooftop inspection at International Park of Commerce, Tracy, California

ESG Governance

- ESG oversight is integrated into our management processes and infused into the full breadth of our operations, informing decision-making across functions and at every level of the company.
- Global functional leaders are responsible for integrating ESG principles into the work of their teams and executing on priority initiatives. For example:
  - Global development builds to green design standards and innovates to stay ahead of the evolving supply chain.
  - Prologis Ventures invests in companies on the cutting edge delivering ESG innovations.
  - Prologis Essentials provides ESG solutions for our customers including SolarSmart, LED lighting and automation technology.
  - Investor & Client Relations proactively communicates the Prologis ESG value proposition to investors.
- Our regional ESG Committees are responsible for implementing Prologis' ESG agenda at the local level. They ensure our ESG efforts best meet customers' needs and are tailored to regional circumstances.
- Prologis employees breathe life into our ESG activities. From innovation to execution, they make ESG happen.

CLEAR ESG GOVERNANCE CREATES ACCOUNTABILITY AND DRIVES ACTION



Board of Directors — Governance and Nomination Committee oversees ESG.

Executive Team — Chief Legal Officer leads the team responsible for ESG. Investment Committee assesses ESG profile of every investment.

Global ESG Office — Responsible for the development and deployment of our global ESG strategy.

DELIVERING ON OUR ESG ASPIRATIONS IS EVERYONE'S BUSINESS



Cross-Functional Leaders
- Global leaders from business functions such as HR, Prologis Ventures, IT, Corporate Communications, and Construction and Development.
- Integrate ESG principles into their function and set ESG goals.

Regional ESG Committees
- Drive and coordinate ESG programs across regions.

Employees
- Bring energy, dedication and creativity to implement our activities across our global platform.

Recognition for Our ESG Leadership

In a world where choice matters – where customers have a choice of landlord, employees have a choice of employer, and communities with scarce infill real estate have a choice of developers – our ESG leadership makes Prologis the natural choice.

2020 awards and recognition



GLOBAL100 Corporate Knights

- Global 100 Most Sustainable Corporations in the World



SEIA Solar Energy Industries Association

- Top Real Estate Company (2019 Solar Means Business Report)



Nareit 2020 Leader in the Light Award Winner

- Industrial Leader in the Light Award for 9th consecutive year

Green Street

- 18 consecutive years as a leading REIT in corporate governance

CDP A LIST 2020 CLIMATE

- A List Climate Change Disclosure

MSCI

- AA Rating; among top 24% of Real Estate Management & Services constituents within the ACWI Index

Institutional Investor

- #1 CEO, Hamid Moghadam
- #1 CFO, Tom Olinger
- #1 IR Professional, Tracy Ward
- #1 Investor Relations Team
- #1 Financially Material ESG Disclosures
- #1 Communication of Strategy and Risk Management Amid COVID-19



GRESB Sector Leader 2020

- #1 Public Industrial Fund in the Americas
- #1 Private Industrial Fund in the United Kingdom
- #1 Private Industrial Fund in Brazil
- #1 Private Industrial Fund in China

Member of Dow Jones Sustainability Indices Powered by the S&P Global CSA

World Index (top 10% globally):

- Prologis
- Nippon Prologis REIT (NPR)

Prologis rooftop solar panels, Prologis iPort, Ports Carteret, New Jersey

Executive Compensation

Compensation Discussion & Analysis

44   Compensation Discussion and Analysis Summary

45   2020 Prologis Highlights

46   2020 Compensation and Stockholder Outreach Highlights

55   Discussion of Compensation Comparison Group

58   Compensation Elements

59   Discussion and Analysis of CEO Compensation

67   2020 Compensation Decisions: Annual Base Salary and Bonus Opportunity

74   2020 Compensation Decisions: Annual LTI Equity Awards

77   2020 Compensation Decisions: Outperformance Plans

82   Other Compensation Elements and Considerations

Compensation Discussion and Analysis Summary



Unique future-forward strategy

A competitive differentiator in all operating environments

Resilient business model that works

Delivered strong stockholder returns through the pandemic

Performance-based compensation

Pays only when justified by performance

Battery energy storage system at Prologis Park Pineham, Northampton, UK

2020 Prologis Highlights

Sector-Leading Financial Performance[1]

11.0%
seven-year dividend CAGR

Strong earnings growth

17.8% Net Earnings and 12.7% Core FFO[2] per share seven-year CAGR

Exceptional Stock Performance[1]

234.7%
seven-year TSR[3]

Over 1,100 bps of TSR outperformance

over the MSCI REIT Index in seven-year annualized TSR[3]

Smart Financial Management

A3/A-
credit ratings[4]

181%
growth in AUM over the last seven years while decreasing leverage by 37%[5]

Responsible Compensation and ESG Practices

$1 CEO Salary
100% of CEO compensation at risk and tied to performance

Five new directors in six years

Avid Modjtabai, our third female director, onboarded in 2020

Global Recognition

Global 100 Most Sustainable Corporations in the World
12th year on the Global 100 list[6]

Top 3% of Climate Change Leaders in the World
named to global 2020 Climate Change A List[7]

COVID-19 Response

$14.3 million
donated in 2020 through Space for Good and global relief fund in 2020 [8]

#1 in COVID-19 Communications
by Institutional Investor

(1) Over the past seven years from 2014 to 2020.

(2) Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliations to the most directly comparable GAAP measure and for a calculation of the CAGR of our Core FFO per share. Amounts inclusive of promotes.

(3) TSR is total shareholder return. TSR is calculated based on the stock price appreciation and dividends paid to show the total return to a stockholder over a period of time. TSR assumes dividends are reinvested in common stock on the day the dividend is paid.

(4) Change in ratings by Moody's and S&P, respectively, in 2016 and maintained to date. Maintenance of credit ratings can impact our bonus determinations as discussed later, as well as our business, refinancing and other capital markets activities, our ability to manage debt maturities, our future growth and our development and acquisition activity. A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.

(5) Increase in AUM and decrease in leverage over the past seven years.

(6) By Corporate Knights.

(7) By CDP (formerly Carbon Disclosure Project), a global climate change assessor.

(8) Includes 1.6 million square feet of logistics space donated to charitable organizations during 2020 (valued at $9.3 million).

All company operational information in CD&A is for the year ended or as of December 31, 2020, unless otherwise noted. See Appendix A for definitions and discussion of non-GAAP measurements and reconciliations to the most directly comparable GAAP measures and for additional detail regarding definitions of terms as generally explained in CD&A. The Compensation Committee reviews management's performance against key company performance measures, such as Core FFO per share, discussed below. See "2020 Compensation Decisions: Annual Base Salary and Bonus Opportunity" for more information about our key performance measures and targets.

2020 Compensation and Stockholder Outreach Highlights

Our compensation program pays when stockholders win.

- Target compensation is aimed around the median of our comparison group, with additional earning opportunities requiring significant outperformance.

- Outperformance opportunities are paid only after stockholders are rewarded substantially.

- Our performance dictates compensation levels. 100% of our CEO compensation is contingent on operational and financial performance, with most components determined formulaically.

STOCKHOLDER OUTREACH

Engaged more than **85%** of our stockholders[1]



(1) Calculated by outstanding shares of common stock of institutional stockholders. Engagement includes outreach regarding performance, governance, executive compensation, ESG and other matters.

- Our Board and management are committed to engaging with and listening to our stockholders through regular and proactive outreach. We solicit input from our stockholders regarding our performance, governance, executive compensation, human capital management, environmental, social, and other matters. Our two-way dialogue with our investors deepens our Board's understanding of stockholder areas of focus and provides investors with insight into our Board's decision-making and processes.

- We continually assess our programs based on stockholder feedback. Our priority is to ensure that our compensation programs are performance based. Investors appreciate that our compensation is supported by strong performance and our responsiveness to their feedback over the years has resulted in improvements such as longer vesting terms and an absolute cap on our outperformance plan.

Themes heard in outreach:

1. Our stockholders appreciate our outperformance and the value we have created for them long term as well as through the challenges of the current operating environment.

2. Our stockholders agree that our compensation reflects our performance and our compensation program is working as designed to pay for performance.

3. Stockholders are focused on board composition and diversity.

4. Stockholders value our longstanding commitment to ESG, which is embedded into our business strategy and creates value for our company. Our investors are assessing ESG in their investment criteria, seeking standardized ESG metrics. They are also increasingly focused on how compensation incentivizes ESG.

Our response:

1. We continued to pay a $1 base salary to our CEO, so that his compensation remains 100% at risk and based on performance. Also, we did not increase 2020 base salaries for our other NEOs, keeping 2020 fixed compensation under 10% of total compensation. In fact, we have not increased our NEO base salaries in the last five years.

2. We did not change our 2020 bonus targets set prior to the pandemic. These targets were ambitious by pre-pandemic standards, requiring 14% growth in Core FFO per share over 2019 performance.

3. We enhanced our board diversity disclosure to include additional information on board ethnicity, race and gender. We also amended our Governance Guidelines to include a director/CEO recruitment diversity policy.

4. We continue to demonstrate industry-leading ESG practices. In response to investor feedback, we enhanced disclosure, including a mapping to Taskforce on Climate-Related Financial Disclosures (TCFD) and the Principles for Responsible Investment (PRI), as well as SASB information, in our ESG report and microsite. Also, we continue to include ESG-related goals in our bonus metrics incentivizing our LED and solar programs and our inclusion and diversity initiatives.

2020 NEO compensation highlights

- Fixed compensation/salary is the smallest portion of total pay and is below typical peer levels for fixed pay/salary.

- Increased the weighting of operational bonus metrics

- Restructured our peer group methodology and composition to better reflect our 2020 portfolio growth and our unmatched breadth of size and scope in the REIT industry. (Such peer group changes did not result in an increase in target compensation or change in compensation program structure.)

- Reduced NEO bonus awards to pay at target to reallocate funds to employees who went above and beyond to serve our customers during the pandemic. (NEO bonuses were reduced to at-target levels despite our above-target performance against bonus goals established pre-pandemic.)

NO ADJUSTMENTS MADE TO COMPENSATION DUE TO PANDEMIC

- No changes to compensation program structure
- No adjustments to payouts (except to reduce NEO bonuses)
- No changes to pre-pandemic 2020 bonus targets
- No adjustments to long-term performance awards
- No one-time awards
- No truncating of performance periods
- No changes of performance-based compensation to time-based compensation

Prologis business model is designed for growth and resilience.

- Our business model centers on our customers, who need well-located, high-quality logistics space in the world's busiest consumption markets. The importance of logistics and a resilient supply chain are more apparent than ever in the ongoing COVID-19-impacted environment. Our forward-thinking strategy is ahead of the curve, expanding our products and services to meet the related needs of our customers.

- The interplay of the leasing operations, development and strategic capital components of our business model allows us to grow our portfolio across the globe, while managing risk responsibly. Such growth enables us to provide our customers what they need.

- This model positioned us to meet the demands of the supply chain revolution accelerated by the pandemic. Despite a difficult operating environment, we delivered 21.3% growth in rent change on rollover year-over-year in our owned and managed portfolio and historical highs in annual leasing volume (171 MSF of space) and development value creation ($942 million) at year-end 2020.

- We also earned a record-breaking $477 million in asset management fees and promote incentives in 2020 through the management of our strategic capital ventures for our private investors.

- Strategic capital further differentiates our model, making us the only public logistics REIT that can self-fund capital deployment and development without the need to access the public equity markets. We develop properties to contribute to our ventures and use the contribution proceeds we receive to reinvest in new development in line with market and customer demand. Owning assets through these ventures allows us to reduce our debt exposure as well as our currency risk, as the ventures operate primarily in their natural currencies.

      

Customers	**Development**	**Strategic Capital Ventures**
- Need modern facilities closer to the endpoint of consumption - Require space across multiple markets - Seek solutions to get ahead of the supply chain evolution and e-commerce expansion	- Builds facilities where the supply chain is moving—where our customers want to be - Utilizes our land bank of scarce assets that cannot be replicated, decades in the making.	- A high return business, generating additional fee income while increasing asset value - Allows global expansion with effective currency risk management and additional sources of capital - Builds scale, growing portfolio without the need to grow G&A

74% of top 25 customers lease space from us across multiple continents

$942 million in value creation[1] generated by our 2020 development, more than triple our G&A

$6 billion of additional investment capacity provided by our ventures for future growth

(1) See Appendix A for definition of value creation.

Our business model is a differentiator.

- Our model gives us the ability to be the preferred provider to our customers, delivering an unmatched package of prime real estate and scale-enabled services and solutions. The combination of our global reach, significant development platform and size and scope of our strategic capital business puts us in a unique category, setting us apart from other REITs.

- This model has allowed us to navigate the operational challenges of the pandemic, generating earnings through our significant development and strategic capital businesses and decreasing our interest expense by refinancing at lower rates that our credit commands—all capabilities unique to Prologis in the REIT space.

SCALE AND SCOPE OF OUR UNIQUE BUSINESS MODEL SETS US APART [1]

Our global operations are

8x larger

than the Large-cap REIT Group average [2]

Our development business delivered

3x more

development stabilizations than the Large-cap REIT Group average in 2020

Our strategic capital business generates

13x greater

revenue than the Large-cap REIT Group average [3]

AMERICAS
599 MSF

6x greater

than the Large-cap REIT Group average [2]

EUROPE
187 MSF

30x greater

than the Large-cap REIT Group average [2]

ASIA
70 MSF

15x greater

than the Large-cap REIT Group average [2]

(1) Based on the Large-cap REIT Group, our historical REIT compensation comparison group.
(2) Calculated based on square feet of our owned and managed portfolio.
(3) Calculated based on strategic capital revenue earned from our consolidated and unconsolidated co-investment ventures compared to earned management fees of the Large-cap REIT Group.

Unlocking advantages of scale for our customers

- Our footprint provides benefits beyond the capabilities of a typical real estate company. Our investments in technology, data and innovation have paid off as our customers seek solutions to meet demand intensified by the pandemic.

REVENUE AND SAVINGS OPPORTUNITIES



Prologis Essentials

Our customers benefit from our scale-driven purchasing power by taking advantage of our services and products such as forklifts, racking and sanitation services, all at lower costs.

LEADING-EDGE ESG SOLUTIONS



Prologis Energy Solutions

As one of the world's largest LED buyers, we can procure LED cost-effectively for our customers to help mitigate increasing energy costs driven by the electrification of transportation and delivery.

ADDRESSING CUSTOMER LABOR PAIN POINTS



Community Workforce Initiative

We help build skilled workforces for our customers through community partnerships and our digital training curriculum, which is available anywhere, anytime via mobile technology.

AHEAD OF TRENDS AND DISRUPTORS



Prologis Data and Research

Our thought leadership in logistics is one of many advantages of our scale-enabled information systems. Our data opportunity lies in our 984 million square feet across 19 countries and an estimated $2.2 trillion of goods that flow through our buildings annually.[1]

ON TOP OF EVOLVING TECHNOLOGIES



Prologis Labs and Ventures

The pandemic has accelerated our customers' exploration of robotic and smart building technologies, a focal point of our Prologis Labs and Prologis Ventures groups.

DIGITIZING OUR CUSTOMER AND INVESTOR EXPERIENCE



Investments in Technology

Our digital resource center, which features online leasing and virtual property tour capabilities, met the COVID-19-driven technology needs of our customers and investors head-on.

---

(1) By Prologis Research and Oxford Economics as of June 30, 2020.

Our business delivers strong and durable long-term performance.

- We have surpassed our peers in operational performance and dividend growth. The seven-year compound annual growth rates[1] of our net earnings per share and Core FFO[2] per share were 790 bps and 710 bps higher than the Large-cap REIT Group average.[3] Our dividend compound annual growth rate over the past seven years was 330 bps higher than the Large-cap REIT Group average.[1][3]

- Since 2014, our annual net earnings per share have grown by 62%, our Core FFO[2] per share has grown by 102%, our common stock price per share has grown by 132%[4], and our annual common stock dividends have grown by 76%[4]. We delivered this growth while also substantially deleveraging by 37%.

NET EARNINGS GROWTH[5]

(Per Share)



CORE FFO GROWTH[2]

(Per Share)



STOCK PRICE GROWTH[6]

(Per Share)



ANNUAL COMMON STOCK DIVIDEND GROWTH

(Per Share)



(1) Compound annual growth rates were calculated for the 2014-2020 period.

(2) Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliations to the most directly comparable GAAP measure. See Appendix A for a calculation of the compound annual growth rate of our Core FFO per share.

(3) Based on weighted average market capitalization over the seven-year period for the Large-cap REIT Group.

(4) Calculated using our common stock prices and dividends, as applicable, at December 31, 2014 and December 31, 2020.

(5) 2020 net earnings was impacted by non-cash real estate depreciation related to the portfolio acquisitions of LPT and IPT.

(6) Growth of our year-end common stock price.

STRONG GROWTH RELATIVE TO PEERS[1]

Total Shareholder Return
(7-Year)



800 bps
greater TSR than
Large-cap REITs

140 bps
greater TSR than
Other Logistics REITs

Stock Price CAGR
(7-Year)



Dividend CAGR[2]
(7-Year)



Earnings Per Share CAGR[3]
(7-Year)



Core FFO Per Share CAGR[4]
(7-Year)



(1) Based on the weighted average market capitalization over the seven-year period for the Large-cap REIT Group and other logistics REITs (Duke Realty Corporation, EastGroup Properties, Inc., First Industrial Realty Trust and Stag Industrial, Inc. (collectively, the "Other Logistics REITs")).

(2) Excludes companies that did not report dividends for the full seven-year period.

(3) Excludes companies that had negative earnings per share in the initial period.

(4) Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure. See Appendix A for a calculation of the CAGR of our Core FFO per share. Excludes companies that did not report FFO at all or for the full seven-year period and uses FFO adjusted for comparability to Core FFO measures for companies that do not report Core FFO.

STRONG RISK OVERSIGHT PROTECTS LONG-TERM STOCKHOLDER VALUE

Loan-to-Market Value[1]



(1) Loan-to-Market Value is a non-GAAP measure. A decrease in loan-to-market value ratios demonstrates decreased leverage risk. A loan-to-market value ratio is generally the ratio of our ownership share of debt to our ownership share of our gross market capitalization. Please see Appendix A for a discussion and calculation of Loan-to-Market Value.

Our business model and top-rated balance sheet position us for strength in all operating environments

- With Moody's and S&P credit ratings[1] at A3/A-, respectively, we are one of the top credit-rated REITs with $4.8 billion in liquidity at year-end 2020. As a result, our bonds often trade at record low REIT credit spreads, market validation of our industry-leading balance sheet.

- Our business model and financial health well positioned us for resilience through the challenges of the pandemic. During 2020, we closed $17 billion of merger transactions, successfully integrating two multi-billion portfolios into our business surpassing synergy expectations. In 2020, we were able to access the financial markets globally at significantly low costs of capital, issuing $10.4 billion of debt at a weighted average interest rate of 1.8% and a weighted average term of approximately twelve years. This financing activity included $2.5 billion in green bonds issued at a weighted average rate of 1.5% and a weighted average term of approximately eleven years, a testament to the strength of our ESG program. We raised $3.6 billion in our strategic capital vehicles in 2020, increasing the number of investors in our private vehicles by 15%.

- As most of our customers are in "essential" industries, demand intensified in 2020 and far outweighed the challenges faced by the minority of our customers hardest hit by the pandemic. Our operations proved their resilience with a 99% rent collection rate at year-end 2020.

RESILIENT PERFORMANCE DURING COVID-19

$25.0 B in investment activity[2]

$3.6 B in strategic capital raised in 2020

2020 rent collection **99%** at year-end[3]

$10.4 B debt issued in 2020 at 1.8% weighted average rate and 12-year weighted average term[4]

(1) A securities rating is not a recommendation to buy, sell or hold securities and is subject to withdrawal at any time by the rating organization.

(2) Owned and managed investment activity in 2020 includes mergers and acquisitions, development starts, building acquisitions, building and land dispositions, contributions, and our share of value creation from development stabilizations.

(3) As of year ended December 31, 2020 for our owned and managed portfolio.

(4) Owned and managed.

Discussion of Compensation Comparison Group

No REITs provide a true comparison to Prologis.

- Historically, we have used a comparison group comprised generally of the largest internally managed U.S. publicly traded REITs. While these REITs formerly were among the closest in comparison to us, our growth in our global operations, development and strategic capital platforms, as well as our Prologis Essentials business, further moves us into a category beyond the REIT industry. Some companies may individually demonstrate depth in one or two of these categories, but not across all.

Large-cap REIT Group	Size[1]	Developer[2]	Global[3]	Strategic Capital[4]
PROLOGIS	✔	✔	✔	✔
American Tower Corporation	✔	✔	✔	
AvalonBay Communities, Inc.		✔		
Boston Properties, Inc.		✔		
Crown Castle				
Digital Realty		✔	✔	
Equinix, Inc.		✔	✔	
Equity Residential				
Public Storage				
Simon Property Group, Inc.		✔	✔	
Ventas		✔		
Welltower		✔		

(1) Size threshold is at least $100 billion of AUM based on enterprise value. (Prologis' AUM is $148 billion.)

(2) Total development portfolio is at least 3% of assets or development stabilizations are greater than $500 million.

(3) Operations in at least 10 countries. Prologis operates in 19 countries.

(4) Based on management of a business including open-ended funds and publicly-traded vehicles. Most comparison companies have joint ventures with one other partner. However, these joint ventures are structured and managed differently from our perpetual life funds (which can raise capital on a continual basis) and publicly traded vehicles with multiple investors that obtain liquidity by redemption or sale of their equity in the vehicles.

Assets under management (AUM) reflects the full scope of our operations, 147% larger than other large-cap REITs.[1]

- Our NEOs are assessed on the performance of all real estate held in our portfolio (in both consolidated and unconsolidated entities).

- Our AUM[2] captures an additional $62.9 billion in assets we manage in our unconsolidated strategic capital ventures that are not included in our consolidated balance sheet. 48% of our portfolio's net operating income[3] is generated by these unconsolidated assets.

- Due to the additional income generated by management fees and promotes paid to us by our strategic capital ventures, our return on assets held in our strategic capital business is greater than the return on assets held on our balance sheet by approximately 402 bps.
- The graphic below illustrates that our AUM is substantially greater than that of the Large-cap REIT Group as well as Other Logistics REITs.

PROLOGIS AUM VS. AUM OF LARGE-CAP REIT GROUP AND OTHER LOGISTICS REITS(2)


PROLOGIS
$148 B AUM
American Tower
Crown Castle
Simon Property Group
Equinix
Welltower
Public Storage
Digital Realty
Equity Residential
AvalonBay
Boston Properties
Ventas
Duke Realty
First Industrial Realty Trust
EastGroup Properties
Stag Industrial
Large-cap REIT Group and Other Logistics REITs
0
20
40
60
80
100
120
140
160
Asset Under Management ($B)

(1) Based on the average of the Large-cap REIT Group.

(2) AUMs of Large-cap REIT Group companies and Other Logistics REITs are derived from publicly available data as of December 31, 2020. Prologis AUM includes estimated investment capacity.

(3) As of December 31, 2020, for our owned and managed portfolio. Net operating income is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure.

Our substantial asset growth in 2020 and the evolution of our business prompt need to reassess peer group.

- We completed two multi-billion-dollar merger transactions in early 2020, increasing our AUM by 25% and shrinking our industry group by acquiring two public logistics REITs. These transactions increased our size substantially. This growth, coupled with our Essentials business and our customer-focused solutions centering around innovation, data and technology, further differentiate us from our REIT peer group. This prompted our Compensation Committee to reassess and change our peer group methodology to focus on general industry peers that better reflect our size, scope and breadth. This methodology also gives the committee a more comprehensive understanding of the competitive landscape from which we would draw executive talent (versus the universe of smaller REITs).
- With guidance from FW Cook, our Compensation Committee consultant for 2020, the committee selected a group of 50 category-leading S&P 500 companies of significant scope and complexity from general industry groups. Prologis is around the median of this group based on total capitalization (comprising market capitalization, total debt and preferred equity).

Target core compensation did not increase as a result of peer group methodology changes.

- The Compensation Committee concluded that no changes should be made to target core compensation for 2020 based on the competitive analysis using the new peer group. (Target core compensation comprises base salary, target annual bonus, and target annual LTI equity awards.)

COMPENSATION PEER GROUP FOR 2020 COMPETITIVE ANALYSIS[1]

Danaher (DHR)	Bank of New York Mellon (BK)	Intuit Inc. (INTU)
Lowe's (LOW)	Exelon Corp. (EXC)	American Intl. Group (AIG)
Fidelity National Info. Svcs. (FIS)	Stryker (SYK)	Marathon Petroleum (MPC)
Dominion Energy (D)	Becton, Dickinson and Co. (BDX)	CSX Corporation (CSX)
3M (MMM)	Chubb Limited (CB)	Sempra Energy (SRE)
Altria Group (MO)	Gilead Sciences (GILD)	Northrop Grumman (NOC)
Fiserv (FISV)	Walgreens Boots Alliance, Inc. (WBA)	Marsh & McLennan (MMC)
QUALCOMM (QCOM)	**PROLOGIS**	Simon Property Group (SPG)
United Parcel Service (UPS)	HCA Healthcare (HCA)	Zoetis Inc. (ZTS)
Caterpillar (CAT)	Kinder Morgan (KMI)	Colgate-Palmolive Company (CL)
Capital One (COF)	TJX Cos. (TJX)	FedEx Corporation (FDX)
Mondelez International (MDLZ)	S&P Global Inc. (SPGI)	Target (TGT)
Occidental Petroleum (OXY)	Truist Financial Corporation (TFC)	Global Payments Inc. (GPN)
BlackRock (BLK)	Estée Lauder (EL)	Charles Schwab (SCHW)
Anthem (ANTM)	American Electric Power (AEP)	Prudential Financial, Inc. (PRU)
Deere & Co. (DE)	Automatic Data Processing (ADP)	Boston Scientific Corporation (BSX)
Crown Castle International (CCI)	CME Group (CME)	
Booking Holdings (BKNG)		

(1) As of April 2020.

Compensation Elements

Target compensation is geared to the median of the peer group. Outperformance compensation is paid if significant above-market value is realized by stockholders.

- The committee's competitive analysis confirmed that target core compensation opportunities were positioned appropriately around the median of the peer set.

- Our program structure allows for above-median opportunities only if outperformance return hurdles are met and significant value is created for our stockholders.

PROGRAM COMPONENTS REFLECT A BALANCE OF TSR AND OPERATIONAL PERFORMANCE METRICS

Target Core Compensation			Additional Incentive Opportunities
Base Salary	**Bonus Opportunity**	**LTI Equity Awards**	**Outperformance Plan Awards**
$1 CEO base salary Other NEOs: less than 10% of compensation	**100%** based on operational performance	**100%** based on TSR performance per formula[1]	**Prologis outperformance plan (POP)** **100%** based on TSR outperformance per formula **Prologis promote plan (PPP)** **100%** based on operational outperformance per formula

(1) The Compensation Committee may reduce awards based on assessments of individual performance. See "How It Works: Annual LTI Equity Awards" for further detail.

Discussion and Analysis of CEO Compensation



COMPANY PERFORMANCE DURING CEO TENURE IN THE LAST SEVEN YEARS

234.7%
TSR[1]

1,103 bps
Outperformance over MSCI REIT Index[1][2]

963 bps
Outperformance over Cohen & Steers REIT Index[1][2]

Long-term value proposition
11.0% dividend CAGR

Superior financial performance
17.8% net earnings and 12.7% Core FFO[3] per share CAGR

Best-in-class balance sheet
A3/A- credit ratings[4]

Prologis Park Pineham, Northampton, UK

(1)   TSR is total shareholder return. TSR is calculated based on the stock price appreciation and dividends paid to show the total return to a stockholder over a period of time. TSR assumes dividends are reinvested in common stock on the day the dividend is paid.

(2)   Outperformance over the seven-year annualized TSR of the MSCI REIT Index and the Cohen & Steers Realty Majors Portfolio Index (the "Cohen & Steers REIT Index").

(3)   Seven-year CAGR of net earnings per share and Core FFO per share, respectively. Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure and for a calculation of the CAGR of Core FFO per share.

(4)   By Moody's and S&P, respectively. A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.

CEO performance record supports compensation payouts.

In our outreach efforts, our investors told us they are highly impressed with Mr. Moghadam's performance and appreciate the results he continually delivers to our stockholders. As a result of Mr. Moghadam's leadership in the last seven years, we:

- Created $50.2 billion in TSR[1] value for our stockholders with 234.7% total seven-year TSR. Prologis TSR outperformed by 1,103 bps over the MSCI REIT index and 963 bps over the Cohen & Steers REIT index per year.[2]

- Delivered 790 bps and 710 bps higher net earnings per share and Core FFO per share[3] compound annual growth rates, respectively, over the Large-cap REIT Group average since year-end 2013.

- Executed $31 billion in merger transactions acquiring four logistics REITs with prime assets complementary to our infill strategy and accretive upon merger, overdelivering on all underwritten synergies.

- Raised $21.6 billion of capital from 105 institutional investors in our strategic capital vehicles for future deployment.

- Streamlined our strategic capital business while growing fees by 148.1% (not including promotes).

- Achieved A3/A- credit ratings[4] from Moody's and S&P, respectively, and maintained one of the best balance sheets in our industry, which brings tremendous value to our stockholders in the lower cost of capital an A-rated company can command.

  Our outperformance weathering the COVID-19 pandemic further evidences the value Mr. Moghadam continues to deliver to our stockholders. Our 1-year TSR was 14.6%, outperforming the MSCI REIT Index by 2,220 bps and the Cohen & Steers REIT Index by 1,962 bps at year-end 2020.[1][5] Demonstrating the continued strength of our leasing operations, we delivered 21.3% growth in rent change on rollover in our owned and managed portfolio year-over-year in 2020.

(1)   TSR is total shareholder return. TSR is calculated based on the stock price appreciation and dividends paid to show the total return to a stockholder over a period of time. TSR assumes dividends are reinvested in common stock on the day the dividend is paid.

(2)   Outperformance over the seven-year annualized TSR of the MSCI and Cohen & Steers REIT Index.

(3)   CAGR of net earnings per share and Core FFO per share, respectively. Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure and for a calculation of the CAGR of Core FFO per share. Comparison is based on the average of the Large-cap REIT Group. See footnotes to "Strong Growth Relative to Peers" for further detail on the calculation of the Large-cap REIT Group average.

(4)   A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.

(5)   Outperformance over 1-year TSR of MSCI and Cohen & Steers REIT Index as of December 31, 2020.

2020 CEO Core Compensation

- Mr. Moghadam's core compensation for 2020 was less than his core compensation for 2019.

- The Compensation Committee did not increase Mr. Moghadam's 2020 target core compensation opportunities based on the findings of their competitive analysis.

- To demonstrate his commitment to the company, Mr. Moghadam elected to take 100% of his bonus in equity. Essentially, 100% of Mr. Moghadam's total compensation is paid in equity.

SUMMARY OF CEO CORE COMPENSATION FOR 2020 PERFORMANCE YEAR

Annual Base Salary	Annual Bonus	Annual LTI Equity Award	Aggregate Core Compensation for 2020 Performance Year[1]
Salary decreased to $1 in 2019	For 2020 performance paid in 2021 Minimum: 0% Target: $1,500,000 Maximum: $3,000,000	For 2018-2020 performance granted in 2021 (including performance-based equity compensation paid in lieu of salary) [2]	
$1	Paid at 100% of target ($1,500,000)	Paid at 150% of target $12,375,000 Plus $999,999 paid in lieu of salary	$14,875,000

(1) Aggregate core compensation amounts are calculated differently than the total compensation amounts reflected in the Summary Compensation Table. Aggregate core compensation amounts include annual base salary, annual bonus, equity awards paid in lieu of base salary and annual long-term incentive ("LTI") equity awards for the 2020 performance year. The equity components of 2020 core compensation are paid in 2021 and are not disclosed in the Summary Compensation Table for 2020 per SEC rules. Core compensation for 2020 does not include annual LTI equity awards for the 2019 performance year (paid in 2020), POP awards for the 2018-2020 performance period or PPP awards paid in 2020, nor does it include "Other Compensation" and POP award amounts for the 2020-2022 performance period (not yet earned) from the Summary Compensation Table.

(2) Equity awards valued up to $999,999 contingent on achieving target annual bonus goals, and subject to 4-year vesting. This equity amount paid in lieu of salary is capped at $999,999. If performance goals are not achieved, Mr. Moghadam will earn less than $999,999.

CEO core compensation directly correlates with company performance.

- The following graphic illustrates the link between CEO core compensation and the company's three-year TSR and Core FFO per share, demonstrating that core compensation is aligned with our TSR and operational performance.

- Although we had strong operational performance in 2015, our three-year TSR at the end of 2015 underperformed the TSR indices of our equity formula. Core compensation primarily comprises annual LTI equity awards (measured by three-year TSR). As a result, our CEO's core compensation was impacted heavily downward when annual LTI equity awards were paid out at only 50% of target due to TSR underperformance.

- Since 2015, we have outperformed both operationally and in relative TSR performance, correlating with levels of CEO core compensation. (Note that, based on our annual LTI equity formula cap, relative performance above 500 bps over the index does not result in greater awards. Therefore, although we performed better than 500 bps above the index in each of the last four years, such performance has not increased core compensation correspondingly.)

CORRELATION OF CEO CORE COMPENSATION WITH TSR AND OPERATIONAL PERFORMANCE



Total CEO core compensation for performance year

Core FFO per share[1]

Prologis 3-year TSR

Prologis TSR performance relative to equity formula benchmark[2][3][4]

(1) Core FFO per share is a non-GAAP measure. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure.

(2) Represents the difference between PLD's 3-year annualized TSR and the 3-year annualized weighted TSR index of logistics and large cap REITs of our equity award formula used to determine our annual LTI awards (for the 2015 through 2020 performance years).

(3) For the 2014 performance year, the benchmarks of logistics and large cap REITs that were used in our equity award decisions were not aggregated into one weighted benchmark. We instituted our equity award formula starting with the 2015 performance year.

(4) Annual LTI equity awards are capped at 500 bps above the index, so performance above 500 bps does not result in greater annual LTI equity awards.

$24.2 billion in value created for stockholders when POP compensation was awarded.

- About 100 participants receive an annual opportunity to earn awards under POP but only if high-reach three-year relative TSR hurdles are met. A POP compensation pool only funds if and to the extent that our three-year, compound annualized TSR exceeds the three-year MSCI REIT Index annual return by 100 basis points.

- The POP hurdle is high-reach and formulaic. Due to the difficulty of the performance hurdle, we did not earn awards for the first two performance periods (2012-2014 and 2013-2015) under the plan.

- By surpassing the POP hurdle, we create value for our stockholders above the performance of the MSCI REIT Index. In creating $24.2 billion of value by exceeding the POP hurdle for the 2018-2020 performance period, our CEO earned a $15.0 million POP award. Together with the $5.4 million of holdback awards earned from the 2016-2018 and 2017-2019 performance pools, the POP awards paid to our CEO were only 0.08% of the $24.2 billion in outperformance generated for our stockholders above the POP hurdle.

CEO POP AWARDS[1] **ARE A SMALL FRACTION OF TOTAL VALUE CREATED FOR STOCKHOLDERS IN EXCEEDING POP HURDLES**[2]



Value created for stockholders in exceeding POP hurdle **$24.2B**

CEO POP awards paid in 2021[3]: $20.4 million

POP awards paid to all participants in 2021

CEO POP awards were **0.08%** of value generated for stockholders by exceeding POP hurdle

(1)   CEO POP award for the 2018-2020 performance and the holdback awards for the 2017-2019 and 2016-2018 POP performance periods. For a discussion of this award, please see "POP" in the narrative discussion following "Grants of Plan-Based Awards in Fiscal Year 2020." This graphic is for illustrative purposes and is not spatially proportionate.

(2)   POP hurdle applicable to the 2018-2020 performance period. We calculate our outperformance by comparing the aggregate dollar value of our actual TSR versus the aggregate value of our TSR had it tracked the TSR of the MSCI REIT Index over the same period of time. The aggregate dollar value of our TSR is generally the sum of (i) the increase in value of existing and newly issued shares, plus (ii) cumulative dividends including reinvestment. Please see POP for further detail regarding the outperformance calculation. The dollar value of Prologis' aggregate TSR over 2018-2020 was $27.2 billion vs. $3.0 billion had our stock performance matched the performance of the index.

(3)   The $20.4 million in POP awards include the $3.4 million and $2.0 million holdback awards earned upon meeting index performance at December 31, 2020 for the 2017-2019 and 2016-2018 performance periods, respectively.

$2.6 billion in value created for stockholders when PPP compensation was paid.

- PPP incentivizes outperformance of our strategic capital ventures. PPP only pays out when a strategic capital venture rewards Prologis for outperformance with incentive (promote) fees, resulting in significant additional earnings for Prologis.

- PPP completes the incentive structure needed to support our business model. Our strategic capital investors are a key source of capital fundamental to the growth of our platform. These venture investors require alignment between our compensation and the performance of our ventures. PPP provides such alignment.

- Our core compensation is determined using a peer group based on total capitalization (which does not fully account for the total AUM of our strategic capital ventures). PPP addresses this gap, covering the stewardship of our strategic capital business.

- PPP awards are earned if Prologis achieves high-reach, formulaic promote hurdles, which are investment rates of return incentivizing Prologis to drive exceptional performance of the applicable venture. Promotes are negotiated at arm's length with venture investors whose interest is to set the hurdles at superior levels to warrant a payout of incentive fees to the company. We have agreed to bypass promotes for higher asset management fees in a number of our ventures in the best interests of our stockholders, although such management fees are not subject to PPP award opportunities.

- We exceeded the high-reach promote hurdles of three of our ventures, resulting in payments of PPP awards in 2020.

- Our stockholders and venture investors benefit when we exceed the strenuous promote hurdles. $2.6 billion in aggregate value was created for our stockholders over the relevant measurement periods, which represents Prologis' ownership share of the net asset value growth of the applicable ventures (or in the case of our development ventures, the stabilized value of the applicable developments less construction costs), the management fees paid to Prologis during the measurement periods and the promotes paid to Prologis in achieving the hurdles. Surpassing these promote hurdles also means that we provided outsized returns to our venture investors.

- Due to surpassing the hurdles and earning the promotes, $15.2 million in aggregate PPP awards was paid to our CEO in 2020. These PPP awards were only 0.6% of the $2.6 billion in total value created for our stockholders when we achieved the strenuous hurdles.

CEO PPP AWARDS ARE A SMALL FRACTION OF TOTAL VALUE CREATED FOR STOCKHOLDERS WHEN WE ACHIEVED PPP HURDLES [1]



PPP awards paid to all participants in 2020

CEO PPP awards were **0.6%** of the total value created for stockholders when we achieved the promote hurdles

(1)   The "total value created for stockholders when we achieved PPP hurdles" is calculated by determining our ownership share of the growth in net asset value (adjusting for dividends) of the applicable ventures during the incentive period, gross of any promote accrual for the applicable ventures, adding in management fees paid by such ventures to Prologis during the same period. The "total value created when we achieved the PPP hurdles" excludes equity transactions that, while impacting net asset value, did not create value for the venture, such as capital contributions, returns of capital, etc. It also excludes Prologis' ownership share of management fees paid to Prologis by the ventures. In 2020, we also earned PPP awards in relation to our development ventures. Value created with respect to the development ventures was calculated as the stabilized values of all properties subject to a development promote less construction costs. The promotes relevant to this calculation were the promotes related to the PPP awards paid in 2020. For further detail on PPP, please see "How It Works: Prologis Promote Plan (PPP)." This graphic is for illustrative purposes and is not spatially proportionate.

HOW IT WORKS

2020 CEO PPP Award Details: Deeper Dive

2020 CEO PPP awards were driven primarily by one significant promote from Prologis Targeted U.S. Logistics Fund ("USLF"), one of our largest ventures[1]:

- 3-year performance period

- Returns based on 7%+ IRR hurdle

- Resulted in $228 million in net revenues (not including expenses and amounts attributable to Prologis' ownership share in the venture)

- Promote payout resets hurdle, requiring significant additional outperformance to earn another promote

- Hurdle is objective, formulaic and rigorous, based on outperformance levels set by third-party partners at the creation of the venture

- This outperformance relates to our largest U.S. venture, crucial to our strategic capital business and the growth and cost structure of Prologis.

- No significant promote opportunities expected in 2021.

OPERATING THE REAL ESTATE TO EARN THE USLF PROMOTE[2]

Prologis earned

$199 million

in management and other fees[3] from USLF

Prologis received

$228 million

in net promote revenue from USLF

Prologis increased the value of its ownership in the venture by

38.7%

(1) 2020 CEO awards related to three promotes from three ventures. The most significant promote related to about 90% of the aggregate 2020 PPP award amount of $15 million.
(2) Over the three-year performance period.
(3) Includes property management, acquisition, leasing commission, asset management, construction management, development and other fees.

2020 Compensation Decisions: Annual Base Salary and Bonus Opportunity

CEO base salary continues at $1; No increases made to NEO base salaries.

- Responding to the CEO's request, the Compensation Committee reduced our CEO's base salary to $1 in 2019 and did not increase his base salary in 2020. The Compensation Committee also did not increase the other NEOs' base salaries for the 2020 performance year.

- The rest of our CEO's previous base salary ($999,999) was shifted to at-risk pay – equity compensation contingent on performance and subject to 4-year vesting. Our Compensation Committee determined the actual amounts using operational performance criteria used for our bonus program.

- Requested by our CEO to further demonstrate his commitment to our company, this change offers no additional upside to him. The amounts he can earn are capped at $999,999. If performance goals are not achieved, he will earn less than $999,999.

- The Compensation Committee determined that the maximum value of this award ($999,999) would be paid if company performance was at or greater than target (using our corporate score assessed against our annual bonus plan metrics). As discussed below, our corporate score was 121% above target. As such, the Compensation Committee awarded Mr. Moghadam $999,999 in equity with 4-year vesting in lieu of 2020 salary. Because this equity award was granted in 2021, it will be reported in our Summary Compensation Table for the year 2021. See discussion of our bonus determinations for further detail.

HOW IT WORKS

Bonus Calculation Process

Performance assessment:

- Based on performance relative to operational metrics supporting our strategic priorities. These are weighted according to their significance.

- Metrics set in a range to generally provide payouts between 50% and 200% of target (50% being the threshold payout to 200% as the stretch payout). A score for each metric is generated based on where actual results fall within the range.

Corporate score determination:

- Performance assessments result in scores assigned to each bonus metric category.

- Such scores are multiplied by the weight assigned to the metric category and added together to determine the overall corporate score (which translates into a percentage of the target bonus pool).

- The target bonus pool equals the sum of all employee bonus targets (generally a percentage of base salary) at 100%.

NEO bonus determination:

- Each NEO's bonus is based on corporate and individual performance. Generally, the corporate score determines 80% of our CEO's bonus and 60% of our other NEOs' bonuses.[1]

- No minimum guaranteed bonus.

- Cap on bonus payment: Capped at 200% of target bonus.

100% based on

performance supporting our business plan

2020 ANNUAL BONUS SCORECARD	WEIGHTING
Portfolio Operations: – Core FFO per share ($3.56 per share target) – Same store NOI growth (3.6% target) – Rent change on rollover (23.0% target)	**50%**
Deployment and Development Stabilizations: – Development stabilizations – Development stabilizations margin – Development net operating income – Contributions	**25%**
Customer Centricity, Change through Innovation & Operational Excellence, Culture & Talent (the "3Cs") and G&A as a percentage of AUM – Customer Centricity (Customer Experience) – Prologis Essentials (Ancillary revenues and services, including ESG-related goals for our solar and LED Essentials programs) – Procurement – Change through Innovation & Operational Excellence (includes data analytics and continuous improvement) – Culture & Talent (includes inclusion & diversity) – G&A as a percentage of AUM ("G&A/AUM")	**25%**

(1) See "2020 Annual Bonus Decisions Reduced NEO Bonuses to Re-Allocate Pay to Non-NEOs".

Our bonus structure supports our strategic priorities. No changes made to pre-pandemic 2020 bonus metrics.

How we select our bonus metrics and set our targets

- Our bonus metrics are set annually to reflect the company's business strategy and to tie to our three-year strategic plan. Our 2020 bonus metrics were set pre-pandemic, and we did not make adjustments to the metrics or the targets.

- We set targets to incentivize progress along our current strategic priorities, which may change from year to year as goals are achieved and strategy evolves. For example, we eliminated our strategic capital metric for 2020 (and increased the weighting of our operational metric accordingly) as we already completed our strategic capital investment goals in the previous year. We added a development net operating income submetric to increase the focus of our team on the leasing of development assets. Our 2019 Five Drivers bonus metric was renamed the 3Cs bonus metric for 2020 to reflect the change of name of these strategic priorities (but metrics contain the same submetrics as in 2019).

- Our 2020 bonuses were largely determined by our performance on operational metrics (weighted at 50% of our total score): Core FFO per share, same store net operating income ("SSNOI") growth and rent change on rollovers. These metrics are important to our stockholders in assessing the health and performance of our business.



OUR TARGETS ARE RIGOROUS

14% higher
2020 target Core FFO per share[1] compared to 2019 performance

6% higher
2020 target SSNOI growth[1] compared to 2019 performance

(1) Core FFO per share and SSNOI are non-GAAP measures. Please see Appendix A for a discussion and reconciliation to the most directly comparable GAAP measure and a calculation of the compound annual growth rate of our Core FFO per share.

- Requiring better performance than our 2019 results, 2020 Core FFO per share and SSNOI bonus targets were set at rigorous levels. Our target 2020 Core FFO per share[1] bonus metric (excluding promotes) was 14% higher than our 2019 Core FFO per share[1] similarly adjusted to exclude promotes, marking the highest growth in our sector. Our 2020 target SSNOI growth[1] was 6% higher compared to 2019 performance.

- Our rent change on rollover metric for 2020 was 23.0%, set at a rigorous level based on a lease-by-lease analysis conducted to determine targets based on market indicators. Since the composition of the pool of properties changes from year to year, rent change on rollover metrics year over year may not be comparable. Therefore, although set at rigorous levels for the current set of properties, rent change on rollover metrics may not necessarily show an increase from year to year.

- We set our bonus metrics to support our strategy ensuring strong operational performance over the long-term. For example, our performance has resulted in a 11.0% dividend CAGR and 17.8% and 12.7% CAGR in our net earnings per share and Core FFO per share, respectively, over the past seven years.[1]

The Compensation Committee's approach to our 2020 bonus allocation

- Most metrics are assessed quantitatively based on actual performance against metric levels set in a range to provide payout between 50% to 200% of target. The committee determines how well we executed on our strategic priorities, evaluating our results in the context of our overarching business plan.

- 2020 was a year of solid execution overall by our team in the face of the challenges of the pandemic. As requested by our CEO, the Compensation Committee reviewed our goals and agreed that no changes should be made to our targets set prior to the pandemic, although these targets were ambitious by pre-pandemic standards. Assessing performance against these unchanged targets, the committee determined that our corporate score was 121% of target.

Corporate score and NEO bonus assessments

At-target bonuses awarded despite above-target achievement to reallocate funds to reward customer-focused non-NEOs

- Similar to prior years, the Compensation Committee weighted portfolio operational metrics significantly higher than any other bonus metric category (50% vs. 25%) as the portfolio operational metrics have the most impact on the success of our business. Because our 2020 overall bonus score is largely driven by portfolio operational results as the highest component of revenue of our business (and targets for other bonus metric categories are competitively sensitive), we only disclose targets for our operational metrics.

- The strong performance of our NEOs earned an overall above-target corporate score of 121% based on metrics set prior to the pandemic. Even though this above-target corporate score would have justified above-target NEO bonuses based on our bonus methodology, at the request of our CEO, the Compensation Committee awarded at-target bonuses to all of our NEOs. This decision was made in order to reallocate bonus funds to reward our non-senior level employees who went above and beyond to serve our customers during the pandemic.

PORTFOLIO OPERATIONS	WEIGHTED AT 50%	BELOW TARGET OVERALL

Portfolio Operations	Threshold performance 50% of Target Bonus	Target Performance 100% of Target Bonus	Stretch Performance 200% of Target Bonus	Actual 2020 Performance
Core FFO per share (excluding promotes)[1]	$ 3.52	$ 3.56	$ 3.60	$ 3.58
SSNOI Growth[1][2]	3.1%	3.6%	4.1%	2.4%
Rent Change on Rollover[2][3]	21.1%	23.0%	25.0%	21.3%

(1) Core FFO per share and SSNOI are non-GAAP measures. See Appendix A for definitions and discussions of non-GAAP measurements and reconciliations to the most directly comparable GAAP measures. Target Core FFO per share is calculated net of promotes. Actual Core FFO calculated with promotes is $3.80 per share.

(2) SSNOI Growth and Rent Change on Rollover are based on our owned and managed portfolio.

(3) Rent Change on Rollover is generally the change in average annual rent upon lease renewal.

- **Committee assessment:** We were above target on our most important operational metric, Core FFO per share, at $3.58 compared to our target of $3.56. We delivered 21.3% in rent change on rollover, which was below our target of 23.0%. SSNOI growth of 2.4% was also below our target of 3.6%. Rent change on rollover and SSNOI metrics were below target primarily due to lower than planned occupancy and higher bad debt expense.

- **Individual NEO contributions:** Mr. Reilly delivered above target Core FFO per share, but below target rent change on rollover and SSNOI growth. He, Mr. Nekritz and Mr. Olinger closed the $4.0 billion Industrial Property Trust ("IPT") acquisition and the $13.0 billion Liberty Property Trust ("LPT") acquisition, integrating the substantial portfolios successfully and achieving synergy targets. Mr. Nekritz led his team in negotiations and execution of over $4.0 billion in real estate transactions (excluding the IPT and LPT transactions), realizing significant legal cost savings.

- **Calculation of score:** Based on these results, the Compensation Committee scored our portfolio operations metric at 97.75% of target.

DEPLOYMENT AND DEVELOPMENT STABILIZATIONS	WEIGHTED AT 25%	ABOVE TARGET OVERALL

- **Committee assessment:** The profitability of our development program continues to be excellent and, overall, above target. We stabilized $3.0 billion of new projects, on target, with a margin of 35% that significantly exceeded our stretch goal. While development net operating income was below target, contributions also exceeded our stretch goals.

- **Individual NEO contributions:** Mr. Curless led our build-to-suit program with 27 development starts with $1.1 billion in total estimated investment, and strong global customer retention. Mr. Curless also leveraged the global customer team to drive 472 development and leasing transactions. In addition, Mr. Reilly oversaw the stabilization of developments on target with margins that exceeded our stretch goals.

- **Calculation of score:** Based on these results, the Compensation Committee scored our deployment and development stabilizations metric at 128% of target.

3CS AND G&A/AUM	WEIGHTED AT 25%	ABOVE TARGET OVERALL

- **Committee assessment**: Our platform initiatives comprise company priorities to push innovation, get ahead of the evolution of logistics and leverage our scale to capture value beyond real estate. We have streamlined platform initiatives into the Prologis 3Cs (focusing on customer centricity, change through innovation and operational excellence and culture and talent). These priorities (formerly called our Five Drivers) focus on customer experience, procurement, ancillary revenues and services like our Solarsmart, LED and other Essentials programs, data analytics, continuous improvement and inclusion and diversity.

- In 2020, we continued to make progress on our platform initiatives. We advanced our position as a provider of innovative logistics solutions through our Prologis Venture investments and had success in procurement, negotiating cost reductions in our contracts significantly over our stretch goals. Our global net promoter scores improved, demonstrating an increase in customer satisfaction. New process enhancements led to a substantial increase in customer outreach, exceeding our stretch targets for customer data quality. While our revenues from our Essentials program were hampered by the pandemic and were below threshold goals, year-over-year growth was over 100%, and the team focused on building customer centricity and the digitization of the platform for greater efficiency.

- We saw significant improvement across seven business workstreams and efficiency gains resulting in an 18% increase in customer outreach. Meeting our project completion rate target, we continued to enhance our digital infrastructure across 12 workstreams.

- Per engagement survey results, teammate engagement remained strong above both financial and general industry benchmarks. Although diverse real estate hires decreased in number, our regrettable turnover improved significantly year-over-year. Also, important as a key measure of the efficiency of our platform, G&A/AUM also improved and was above target.

- **Individual NEO contributions**: Leveraging our scale and managing overhead, Mr. Olinger and Mr. Reilly delivered above target G&A/AUM. Mr. Anderson delivered more than $135 million in procurement savings above our stretch goals, and implemented a global platform and processes, exceeding our stretch goals for customer data quality. In addition, Mr. Anderson led "kaizen" programs driving efficiency gains and increasing customer facing activities. He also met completion targets for digital transformation.

  Driving customer centricity, Mr. Curless and Mr. Anderson led customer-focused efforts that increased our global NPS score by five basis points despite pandemic challenges. Mr. Reilly led efforts to position and develop upcoming talent, including advancement of diverse senior leadership, and expansion of rotational investment committee membership to a wider and more inclusive group.

  Mr. Nekritz advanced our ESG platform, resulting in top ESG rankings, and greatly expanded ESG customer and investor engagement. He also led the significant expansion of our Community Workforce Initiative resulting in more than 5,500 individuals trained in 2020 alone and developed a digital logistics training curriculum. Mr. Nekritz headed an internal COVID-19 task force and rolled out our Paycheck Protection Program toolkit for our customers, our global relief fund strategy and our charitable program supporting racial equity. He and Mr. Olinger drove continuous improvement in digital transformation processes throughout their respective organizations.

- **Calculation of score:** All such factors considered, the Compensation Committee determined that the performance of this metric was above target (165.5% of target).

Balance Sheet Considerations

- Under Mr. Olinger's leadership, we maintained our A3/A- ratings by Moody's and S&P[1], respectively, with one of the top balance sheets in our industry. Mr. Olinger successfully completed over $10.4 billion in debt transactions with an average rate of 1.8% and average term of 12 years.

- Given that our bonus metrics reflect our current strategic goals, we did not allocate a portion of our bonus determination to a balance sheet/liquidity bonus metric as we have already achieved our balance sheet goals. In short, we did not want to reward our executives for a goal already achieved.

- However, we do account for the maintenance of our balance sheet health in our final assessment of our corporate and individual scores. The Compensation Committee may reduce the bonus payments if we fail to maintain our balance sheet appropriately.

OVERALL CORPORATE SCORE	121% OF TARGET	ABOVE TARGET OVERALL

- **Committee assessment of Mr. Moghadam's performance:** Under Mr. Moghadam's leadership, the executive team led the company in another year of significant accomplishment despite the difficult operating environment. We closed the $13.0 billion LPT and $4.0 billion IPT mergers and integrated the portfolios, achieving our targeted synergy savings. We delivered Core FFO per share[2] of $3.80 (including promotes) ahead of our pre-pandemic plans. While continuing to deliver value to our stockholders during the pandemic, Mr. Moghadam led our efforts to care for our customers and employees, rapidly deploying benefits like zero-interest loans, wellness and childcare resources to our employees and 24/7 COVID-19 services and PPE sourcing for our customers.

- Our credit metrics and balance sheet are the strongest in our history, and we have significant liquidity and debt capacity to self-fund our growth for the foreseeable future. Our irreplaceable real estate portfolio, coupled with our efficient cost structure, position us to get ahead of the rapidly evolving supply chain and to stand resilient through the challenges of the pandemic.

- As a testament to the strength of our leadership and execution, our annualized three-year TSR outperformed the Cohen & Steers REIT index by 1,340 basis points. Forward-thinking in positioning us for growth, Mr. Moghadam and our other NEOs continue to drive innovation leveraging our scale and global expertise to add value to our enterprise beyond our real estate. Recognizing the significant value our executive team delivers to our stockholders, Institutional Investor named Mr. Moghadam as #1 CEO and Mr. Olinger as #1 CFO in its 2020 sector rankings.

- **Determination of our corporate score:** Calculating our corporate score based on the weightings of the above-target scores for our deployment and development stabilizations metric and our 3Cs/G&A/AUM metric and the below-target score for portfolio operations, the Compensation Committee determined that our overall corporate score was above target (121% of target).

(1) A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.

(2) Core FFO per share and SSNOI are non-GAAP measures. See Appendix A for definitions and discussion of non-GAAP measurements and reconciliations to the most directly comparable GAAP measures.

2020 ANNUAL BONUS DECISIONS REDUCED NEO BONUSES TO RE-ALLOCATE PAY TO NON-NEOS

	2020 Bonus*			
NEO	**2020 Target Bonus Value**	**Earned Bonus Prior to Reduction**	**Percentage Reduction**	**Amount Paid (100% of Target) After Reduction****
Hamid Moghadam	$1,500,000	$1,752,000	-14%	$1,500,000
Thomas Olinger	$ 750,000	$ 844,500	-11%	$ 750,000
Eugene Reilly	$ 750,000	$ 844,500	-11%	$ 750,000
Edward Nekritz	$ 750,000	$ 844,500	-11%	$ 750,000
Gary Anderson	$ 750,000	$ 844,500	-11%	$ 750,000
Michael Curless	$ 750,000	$ 844,500	-11%	$ 750,000

*   Target bonus levels are based on salary for the year, or in the case of Mr. Moghadam, based on $1,000,000.

**   Our corporate score equals 121% of target. Generally, the Compensation Committee determine individual scores based on assessments of individual contributions to our business plan as described above. Individual scores for Messrs. Moghadam, Olinger, Reilly, Nekritz, Anderson and Curless are each 100% of target. Corporate scores are weighted 80% for Mr. Moghadam and 60% for the other NEOs. Individual scores are weighted 20% for Mr. Moghadam and 40% for the other NEOs. Although individual performance would have justified above-target scores and the bonus calculation based these weightings would have justified above-target bonuses, the committee awarded all NEOs bonuses at target to reallocate bonus amounts to non-NEOs who went above and beyond to serve our customers during the pandemic.

2020 Compensation Decisions: Annual LTI Equity Awards

Annual LTI equity awards are 100% based on performance and not guaranteed.

HOW IT WORKS

Annual LTI Equity Awards

100% based on performance

- Our annual LTI equity awards are tied directly to our three-year annualized TSR performance against a weighted index of a combination of the Cohen & Steers REIT Index and comparison groups of domestic and global logistics REITs.

- If our relative performance is less than 500 bps below the weighted index TSR, then the committee will award 50% of target if threshold levels of individual performance are met, but the committee may use downward discretion to award less than 50% if individual performance warrants it.

- Annual LTI equity award amounts are determined using the linear payout scale set forth to the right (with interpolation between levels).

- Our equity award formula is consistent with peer methodologies, centering target payment at median index performance. This enables total core compensation to be within a reasonable range of peer median.

No guaranteed minimum

Vesting: 4 years

ANNUAL LTI EQUITY AWARD FORMULA

Based on our 3-year TSR vs the weighted 3-year TSR index of logistics and large cap REITs



PLD 3-Year TSR Basis Points Above/Below Weighted Index TSR	Total Annual LTI Equity Award as % of Target Value
>500 bps and above	150%
+400 bps	140%
+300 bps	130%
+200 bps	120%
+100 bps	110%
0	100%
-100 bps	90%
-200 bps	80%
-300 bps	70%
-400 bps	60%
<=-500 bps	Up to 50%

100% Based on performance and not guaranteed

Annual LTI equity award benchmarks are a balance of logistics and large cap REITs.

- We use two logistics REIT comparison groups (one domestic and one global) to compare our TSR performance against other REITs operating in our asset class. Because the companies in these comparison groups are much smaller than Prologis, we also use the Cohen & Steers REIT Index, a large cap REIT index, to compare our performance against similarly sized companies.

- The weightings between the domestic and global logistics REIT comparison groups generally reflect the relative breakdown between our global and domestic AUM.

- Very few logistics REITs and even fewer global logistics REITs exist. The Cohen & Steers REIT Index is a performance benchmark that includes approximately 30 of the largest (well-capitalized) REITs. The Cohen & Steers REIT Index mitigates volatility of our smaller logistics REIT comparison groups and prevents any one company from dominating the index's performance. This index is a measure important to our investors to evaluate our performance against other large cap REITs.

LTI EQUITY AWARDS FOR THE 2020 PERFORMANCE YEAR (GRANTED IN 2021)

PLD 3-Year Annualized TSR

18.8%

REIT Benchmark Index (3-Year annualized weighted TSR index of U.S. and global logistics and large cap REITs)[1]

12.1%

- Cohen & Steers REIT Index
- U.S. Domestic
  – East Group Properties (EGP)
  – First Industrial (FR)
  – DCT Industrial [2] (DCT)
  – Duke Realty (DRE)
- Global
  – Goodman Group (GMG:AX)
  – Segro plc (SGRO:LSE)

PLD Outperforms REIT Benchmark Index

+670 bps

(1) The weighted annualized three-year TSR for the Cohen & Steers REIT Index and the global and U.S. logistics REIT comparison groups were 2.7%, 2.9% and 6.5%, respectively.

(2) In August 2018, we acquired DCT. In our performance calculations, we used DCT's annualized TSR measured from January 1, 2018 until April 27, 2018, the trading day prior to the date of the public announcement of the DCT acquisition.

LTI EQUITY AWARDS FOR THE 2020 PERFORMANCE YEAR (GRANTED IN 2021)[1]

NEO	2020 Target Award Value	2020 Actual Award Value	
		% Target	$
Hamid Moghadam	$8,250,000	150%	$12,375,000
Thomas Olinger	$2,100,000	150%	$ 3,150,000
Eugene Reilly	$2,600,000	150%	$ 3,900,000
Edward Nekritz	$2,100,000	150%	$ 3,150,000
Gary Anderson	$2,300,000	150%	$ 3,450,000
Michael Curless	$1,600,000	150%	$ 2,400,000

(1) The Compensation Committee considers LTI equity awards granted in 2021 to be part of compensation for the 2020 performance year. These awards will be reported in our Summary Compensation Table for the year 2021. In December 2019, Mr. Curless' target award was decreased by $300,000 and Mr. Anderson's target award was increased by $200,000 to reflect changes in responsibilities.

Annual LTI equity awards for the 2019 performance year (granted in 2020)

- Although the Summary Compensation Table presentation requires disclosure of LTI equity awards granted in 2020 to be included in aggregate compensation for 2020, the Compensation Committee considers these awards to be compensation for the 2019 performance year. As such, LTI equity awards granted in 2020 are part of the Compensation Committee's assessment of compensation for the 2019 performance year, not the 2020 performance year.

- 2017-2019 company performance resulted in 880 bps outperformance relative to the index of the logistics REIT comparison groups and the Cohen & Steers REIT Index. In accordance with our equity formula, equity awards for the 2019 performance year were paid to Mr. Moghadam, Mr. Anderson, Mr. Nekritz and Mr. Curless at 150% of target, Mr. Reilly at 154% of target and Mr. Olinger at 136% of target. See our 2020 proxy statement for further detail.

- For the 2019 performance year, Mr. Moghadam received $12,375,000, Mr. Reilly received $4,000,000, Mr. Nekritz and Mr. Anderson received $3,150,000, and Mr. Olinger and Mr. Curless received $2,850,000 in LTI equity awards.

2020 Compensation Decisions: Outperformance Plans

- As discussed earlier, our target core compensation (salary, target bonus and annual LTI awards) is positioned around the median of our comparison group. We offer outperformance plan opportunities that can be earned only if superior performance is achieved.

- More than half of the outperformance compensation pools are allocated to non-NEOs, distributing the compensation pools more broadly beyond the NEOs than most other outperformance plans we reviewed at the inception of the program.

- In 2020, the Compensation Committee allocated 15% of POP and PPP compensation pools to Mr. Moghadam, 6% of POP and PPP pools to Mr. Reilly, Mr. Anderson and Mr. Nekritz and 4% of the POP pools and 6% of the PPP pools to Mr. Curless and Mr. Olinger. To reflect shifting responsibilities, the committee decreased Mr. Curless' and Mr. Olinger's outperformance plan allocation percentages from 6% to 4%, starting with the POP 2020-2022 performance period and for PPP allocations to applicable new ventures starting in 2020.

HOW IT WORKS

Prologis Outperformance Plan (POP)
Rewards Significant Relative TSR Outperformance

POP hurdle is High-Reach and 100% Formulaic: Pool funds if our three-year compound annualized TSR exceeds the MSCI U.S. REIT Index three-year compound annualized TSR by 100 basis points. Monte Carlo simulations showed zero pay out in approximately 65% of scenarios modeled.

- POP awards did not fund for the first two performance cycles (2012-2014 and 2013-2015) as hurdles were not achieved.

- Pool equals 3% or less of excess value created for stockholders, subject to an absolute maximum cap of $100M for performance periods starting in 2018.

- The compensation pool for the 2018-2020 performance period was 0.4% of the excess value created above the hurdle due to the absolute cap.

- 20% of award is paid at the end of the three-year performance period, subject to a three-year lock-up holding period. 80% of the award is subject to additional seven-year cliff vesting.

Stockholder Alignment: Earned amounts, if any, paid in equity

Incentivizing Team Beyond Executives: 59% of compensation pool awarded to non-NEOs

- **No payment when absolute TSR is negative.** Awards expire after seven years if absolute TSR does not become positive.

HOW THE POP PERFORMANCE HURDLE WORKS



HOW POP IS STRUCTURED[1]



(1) This structure applies to POP awards starting with the 2018-2020 performance period. However, our NEOs voluntarily opted to apply this additional vesting construct to the 2016-2018 and 2017-2019 performance periods.

- POP awards cannot be paid at a time when our absolute TSR is negative. If a pool funds because our relative TSR exceeds the POP performance hurdle, but our absolute TSR is not positive, then the awards will not be paid unless and until absolute TSR becomes positive. The award will expire seven years after the end of the performance period if absolute TSR does not become positive within that period.
- This construct allows for recognition of the more strenuous performance often required to outperform peers in a down cycle battling macro factors weighing on the industry as a whole. The Compensation Committee concluded that this structure struck an appropriate balance, not allowing payment when absolute TSR is negative and only allowing payment if and when the company battles back to reach positive TSR.

CEO POP AWARDS

$119,000 in value created for our stockholders(1)

for every **$100** paid to our CEO in POP awards(2)

(1) The POP hurdle is 100 bps above the three-year compound annualized TSR of the MSCI REIT Index. See footnotes to "CEO POP Awards are a Small Fraction of Total Value Created for Stockholders in Exceeding POP Hurdles."

(2) CEO POP awards paid in January 2021 include awards earned for the 2018-2020 performance period and the earned portion of the holdback amounts from the 2016-2018 and 2017-2019 performance periods.

- For performance periods starting prior to 2018, the POP compensation pool for each performance cycle was capped at the greater of $75 million and 0.5% of our equity market capitalization at the start of a performance period. Amounts earned in excess of $75 million are subject to additional performance hurdles for three years after the end of the performance period.
- In response to stockholder feedback, we reduced the potential size of the pool by applying an absolute maximum cap of $100 million starting with the 2018-2020 performance period and imposed seven-year cliff vesting on the bulk of the earned awards.
- Under the new construct, only 20% of POP awards is paid, if earned, at the end of the performance period. 80% of such earned awards is subject to the additional seven-year cliff vesting. The 20% that is paid at the end of the 3-year performance period is subject to an additional 3-year holding requirement.
- Although the new vesting construct was effective for performance periods starting in 2018, our NEOs voluntarily elected to apply this vesting construct retroactively to their awards earned for the 2016-2018 and 2017-2019 performance periods. The NEOs did not receive any benefit in exchange for their election. Please see Narrative Discussion to Summary Compensation Table for Fiscal Year 2020 for further detail.

HOW IT WORKS

Prologis Promote Plan (PPP)

Rewards operational outperformance of strategic capital, a key driver of our competitive advantage

Strenuous Hurdles: Hurdles are negotiated with third-party partners whose vested interest is to set hurdles as high as possible. Promotes are earned by Prologis when investment rates of return ("IRR") exceed certain pre-negotiated compound annualized return hurdles.

- Common incentive fee/promote structure is 10-20% of returns in excess of 7-9% annualized returns to venture investors calculated over a three-year performance period.

Compensation Pool: The pool is 40% of the promote (after excluding our ownership share)

Cap: Capped the aggregate PPP award amounts paid in a calendar year at total core compensation amounts (excluding outperformance awards) paid in the two most recent years

Shareholder Alignment: Paid to CEO 100% in equity and to other NEOs 65% in equity

Vesting period: 4 years on the equity portion of grant

Performance Period: Typically 3 years depending on the venture

Incentivizing Team Beyond Executives: At least 55% of PPP compensation pool is awarded to non-NEOs



HOW THE PPP HURDLE WORKS

Incentive fee (promote) paid to PLD (typically 10-20% of returns above high hurdle)

Venture returns in excess of promote hurdle

Prologis venture IRR performance

Promote high reach hurdle (commonly 7-9% annualized return over 3-year period)

PPP Compensation Pool
40% of promote (after subtracting our venture ownership percentage)

EXPECTED ANNUALIZED RETURN BY VENTURE

- Strategic capital is a high return business that accelerates our growth responsibly and mitigates risk. Our eight private and two publicly traded strategic capital ventures represent over $74.7 billion in AUM, including $6.1 billion in investment capacity that we can use to grow our business. These ventures allow us to build scale globally, mitigating currency risk by raising capital in local currencies where we operate. Strategic capital generates additional income from management fees and promotes, giving us a higher return on the assets held in these ventures than those held on our balance sheet.

- PPP incentivizes outperformance of our strategic capital business, key to our financial rigor and continued growth. When Prologis achieves PPP outperformance promote hurdles, our venture partners reward that outperformance by paying Prologis incentive fees (promotes). This results in significant additional earnings for Prologis, benefitting our stockholders.

- Achievement of promote hurdles means we have created superior returns for our venture investors. This also translates into tremendous value created for our stockholders by increasing the value of our ownership share of the ventures in addition to driving earnings from promote and management fee payments.

- When we achieve the difficult promote hurdle and Prologis earns the promote, the promote proceeds are used to fund a PPP compensation pool. This pool is 40% of the promote (after excluding our ownership share in the applicable venture).

- The aggregate amount of PPP awards paid to a participant in a calendar year is capped at the participant's total amount of core compensation paid in the two most recently completed years (excluding awards under our two outperformance plans).

- PPP performance hurdles are the formulaic promote hurdles established by our strategic capital ventures to incentivize superior performance. Promotes are earned by Prologis when returns in certain of our ventures exceed pre-negotiated preferred return hurdles. These promotes are third-party validated measures of operational success.

- For a number of our ventures, meeting a promote hurdle requires an internal rate of return in excess of a 7% to 9% annualized return. Promotes are often structured such that the company receives 10% to 20% of returns above the negotiated return hurdles. For certain of our ventures, we negotiated a structure with higher management fees and no promotes, determining that the structure was in the best interests of the company (even if the structure would not have promotes eligible for PPP award opportunities).

- The performance period for promotes with respect to our operating portfolios is generally three years.

- Note that disclosure of information regarding our strategic capital ventures, including promote structures, is generally limited as competitively sensitive.

- See "2020 CEO PPP Award Details: Deeper Dive" for further information.

CEO PPP AWARDS

$17,000 in value created for our stockholders[1]

for every **$100** paid to our CEO in PPP awards[2]

(1) For definition of total value created for stockholders when achieving PPP hurdles, please see footnotes to "CEO PPP Awards are a Small Fraction of Total Value Created for Stockholders When We Achieved PPP Hurdles."

(2) PPP awards paid in 2020.

Other Compensation Elements and Considerations

LTIP Units

- LTIP Units are profits interests in Prologis, L.P., our operating partnership. Certain executives, including NEOs, may elect to receive LTIP Units in lieu of RSUs. Our NEOs elected to receive all of their equity awards granted in 2020 in LTIP Units, further aligning NEO and stockholder interests.

- LTIP Units were structured to be generally economically equivalent to RSUs and generally have the same vesting terms as RSUs.

NEO waivers of retirement eligibility benefits

- For any equity awards granted starting in 2017, Mr. Moghadam voluntarily waived any vesting benefits related to meeting retirement-eligibility thresholds under our incentive plan. Vesting under such awards will continue after he terminates employment as long as he continues in a substantial role with the company or its affiliates. Our other NEOs executed a similar waiver applicable to equity awards granted after September 2018.

- To demonstrate their commitment to our company, our NEOs executed these waivers voluntarily without receiving any benefit in exchange.

- Had the NEOs not waived such provisions, they would be entitled to certain benefits such as the acceleration of vesting of their equity awards upon termination of employment after they meet the retirement-eligibility thresholds under our compensation plans.

- In 2020, the Compensation Committee amended the NEO waivers to allow for continued vesting of certain awards if an NEO performs approved services for the company or community work after termination (to the extent such provisions did not already apply to such awards.) The amendment did not change the NEOs' waivers of their retirement-eligibility benefits.

Senior-level benefits

- In addition to benefits provided to all other U.S. employees, such as our 401(k) plan, health care and welfare coverage, paid time-off, life and accident insurance and short and long-term disability programs, we offer our NEOs the following senior-level benefits:

  – Deferred compensation plans

  – Retiree medical benefits—upon retirement and having served as a member of the management executive committee (our CEO and certain direct reports) for five consecutive years, executives may continue health coverage under our plans at their own expense

  – Financial planning services

  – Company-paid parking

  – Personal use of leased corporate aircraft interest by our CEO if reimbursed by the CEO

Change-in-control benefits

- Our NEOs' benefits include fair and reasonable severance in connection with a change in control to serve the best interests of stockholders during a threatened or actual change in control by:

  - Providing for continuity of our management team's services

  - Increasing objectivity of our management team in analyzing a proposed change in control and advising the Board if such proposal is in the best interests of stockholders

- Such benefits apply on a double-trigger basis (change in control has occurred and NEO's employment status is impacted) and consist of:

  - Cash severance payments that are a multiple of salary and/or cash bonus opportunity levels (generally, two times salary and bonus for NEOs)[1]

  - Accelerated vesting of unvested equity awards, available through change-in-control agreements or long-term equity incentive plans

Other considerations

COMPENSATION GOVERNANCE POLICIES

What We Do

✓ Pay aligns with performance: performance measures heavily weighted to three-year relative TSR

✓ Most pay is at-risk and not guaranteed

✓ Robust stock ownership requirements:
  CEO: $10 million[2]
  Other NEOs: 3x salary
  Other Senior Officers: 1x salary
  Directors: 5x annual cash retainer

✓ Clawback policy for NEOs

✓ Double-trigger change-in-control provisions

✓ Independent compensation consultant

✓ Annual compensation risk-related review

✓ Minimal perquisites

What We Don't Do

⊘ No guaranteed salary / bonus increases

⊘ No employment agreements for NEOs guaranteeing compensation

⊘ No repricing or buyouts of stock options without stockholder approval

⊘ No excise tax gross-ups

⊘ No hedging or pledging of our common stock

---

(1) In 2019, the Compensation Committee amended and restated our CEO's change-in-control agreement to reflect our CEO's salary decrease to $1, such that change-in-control benefits would continue to apply on a double-trigger basis and are intended to approximate the same benefits as in the original agreement.

(2) Due to our CEO's salary decrease to $1 in 2019, this requirement was changed to $10 million (equal to 10 times his base salary in 2018).

Say-on-Pay voting results for 2020 stockholder meeting

- We received 82% stockholder support for our say-on-pay proposal at our 2020 stockholder meeting. We consider the voting results and feedback from our investors as important factors in our continual assessments of our compensation programs, decisions and policies. We also look to investor surveys conducted by independent institutions such as Institutional Investor, which ranked our CEO, CFO and investor relations program #1 in our sector in 2020. Please see "2020 Compensation and Stockholder Outreach Highlights" for further detail.

Risk mitigation

- **Annual Compensation Committee risk assessments of our compensation program:** The Compensation Committee monitors the risk profile with respect to compensation policies and practices. No material risks were found.

- **Quarterly reports to Board on company performance against business plan and strategic objectives:** The Board provides oversight to ensure that our compensation structure is not driving the company to take excessive operational risks.

- **Internal management controls:** Controls and procedures ensure operations are completed in line with governance standards to ensure that excessive risks are not taken, including a series of checks and balances with respect to the commitment of capital.

- **Real estate risk management:** Real estate risk management processes monitor key risks associated with our real estate assets, such as levels of occupancy, non-income-producing assets, leverage, foreign currency exposure and other factors.

- **Recoupment policy:** This policy is a mechanism to claw back compensation in the event of a financial restatement.

- **Stock ownership guidelines:** These guidelines align management interests with stockholders.

Stock ownership guidelines

- All NEOs and directors are in compliance.

- The guidelines require stock ownership of at least $10 million for our CEO or a multiple of annual base salary for other officers (3x base salary for other NEOs; and 1x base salary for senior vice presidents, managing directors and regional presidents).

- The guidelines require share ownership for our directors of 5x the annual Board retainer.

- Stock eligible under the guidelines includes common stock, vested, unvested and deferred equity awards (except stock options), associated dividend equivalents, earned LTIP Units and partnership units exchangeable into our common stock. The guidelines require retention of 50% of net shares received under our equity plans upon certain events until ownership thresholds are met.

Hedging and pledging policies

All hedging and pledging of common stock are prohibited: Our insider trading policy prohibits all NEOs, employees and directors from hedging or pledging shares of our common stock. All our NEOs and directors are currently in compliance with this prohibition.

Compensation recoupment (clawback) policy

The Board has adopted a compensation clawback policy, which provides that in the event of a substantial restatement of our previously issued financial statements, a review will be undertaken by the Board of performance-based compensation awarded to certain officers that was attributable to our financial performance during the time periods restated. If the Board determines that an officer was improperly compensated and that it is in our best interests to recover or cancel such compensation, the Board will pursue all reasonable legal remedies to recover or cancel such performance-based compensation. The policy further provides that if the Board learns of any misconduct by certain officers that caused the restatement, the Board shall take such action as it deems necessary to remedy the misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, punish the wrongdoer. Such punishment by the Board could include dismissal, legal action for breach of fiduciary duty or such other action to enforce the officer's obligations to us as may fit the facts surrounding the particular case. In determining the appropriate punishment, the Board may take into account punishments imposed by third parties. The Board's power to determine the appropriate punishment for the wrongdoer is in addition to, and not in replacement of, remedies imposed by such third parties.

In addition, if the Compensation Committee determines that a present or former employee has used for profit or disclosed to unauthorized persons confidential or trade secrets of us or any of our affiliates, breached any contract with or violated any fiduciary obligation to us or any of our affiliates, or engaged in any conduct which the committee determines is injurious to us or any of our affiliates, the committee may cause that employee to forfeit his or her outstanding awards under the 2020 LTIP (as defined below). In addition, in exercise of its powers and authorities under the 2020 LTIP, it is the committee's policy to determine that a participant is in good standing in the course of administering the 2020 LTIP. If a participant is not in good standing, the committee (or its delegate) may cause the participant's awards, whether vested or unvested, to be forfeited.

Equity grant policy and program administration

Awards are administered by our human resources and stock plan administration departments. Grants are made generally in the first quarter of the year, after promotion, at the time of new hire or in accordance with PPP. Equity grant dates are not scheduled based on the timing of the release of material non-public information.

We discontinued the issuance of stock option awards after February 2011.

Impact of accounting and tax treatment

To the extent reasonable and allowable, executive compensation will be deductible by the company for federal income tax purposes. However, the Compensation Committee may design compensation program components that are not deductible. In addition, in December 2020, the Internal Revenue Service released final regulations under 162(m), which may limit the future deductibility of certain executive compensation amounts. Because we intend to qualify as a REIT under the Internal Revenue Code, we generally distribute 100% of our net taxable income each year, and as a result do not pay U.S. federal income tax. As such, we do not expect the possible loss of executive compensation deductions to have a material impact on us. We intend that executive compensation comply with 409A of the Internal Revenue Code, which may impose additional taxes on our NEOs for Section 409A. In addition, we expense base salaries and annual bonus awarded in the year they are earned. In accordance with ASC Topic 718, we expense the value of equity awards granted over the vesting period of such grants.

Talent and Compensation Committee Report

We, the members of the Talent and Compensation Committee, have reviewed and discussed CD&A set forth above with the management of the company and, based on such review and discussion, have recommended to the Board that this CD&A be included in this proxy statement and, through incorporation by reference of this proxy statement, the company's Annual Report on Form 10-K for the year ended December 31, 2020.

Talent and Compensation Committee:

George L. Fotiades (Chair)

David P. O'Connor

William D. Zollars

Summary Compensation Table for Fiscal Year 2020*

Name and Principal Position (a)	Year (b)	Salary[1] ($) (c)	Bonus[1][2][3] ($) (d)	Stock Awards[3][4][5][6] ($) (e)	Non-Equity Incentive Plan Compensation[6] ($) (g)	All Other Compensation[7] ($) (i)	Total ($) (j)
Hamid Moghadam	**2020**	**$ 1**	**$1,500,000**	**$32,851,741**	**—**	**$80,935**	**$34,432,677**
Chief Executive Officer	2019	$ 1	$1,800,000	$28,499,922	—	$83,515	$30,383,438
	2018	$1,000,000	$1,800,000	$25,313,854	—	$87,546	$28,201,400
Thomas Olinger	**2020**	**$ 600,000**	**$ 750,000**	**$ 7,942,733**	**$2,121,982**	**$48,985**	**$11,463,700**
Chief Financial Officer	2019	$ 600,000	$ 750,000	$ 7,787,616	$1,812,766	$43,565	$10,993,947
	2018	$ 600,000	$ 862,500	$ 6,990,744	$1,334,760	$43,135	$ 9,831,139
Eugene Reilly	**2020**	**$ 600,000**	**$ 750,000**	**$ 9,668,732**	**$2,121,982**	**$48,050**	**$13,188,764**
Chief Investment Officer	2019	$ 600,000	$1,150,000	$ 8,537,585	$1,812,766	$41,867	$12,142,218
	2018	$ 600,000	$ 975,000	$ 7,740,763	$1,334,760	$40,167	$10,690,690
Edward Nekritz	**2020**	**$ 600,000**	**$ 750,000**	**$ 8,818,700**	**$2,121,982**	**$48,445**	**$12,339,127**
Chief Legal Officer and	2019	$ 600,000	$ 925,000	$ 7,787,616	$1,812,766	$41,405	$11,166,787
General Counsel	2018	$ 600,000	$ 900,000	$ 6,990,744	$1,334,760	$40,915	$ 9,866,419
Gary Anderson	**2020**	**$ 600,000**	**$ 750,000**	**$ 8,818,700**	**$2,121,982**	**$48,445**	**$12,339,127**
Chief Operating Officer	2019	$ 600,000	$ 925,000	$ 7,787,616	$1,812,766	$44,552	$11,169,934
	2018	$ 600,000	$ 900,000	$ 6,990,744	$1,334,760	$40,915	$ 9,866,419
Michael Curless	**2020**	**$ 600,000**	**$ 750,000**	**$ 7,942,733**	**$2,121,982**	**$48,552**	**$11,463,267**
Chief Customer Officer	2019	$ 600,000	$ 750,000	$ 7,487,614	$1,812,766	$42,290	$10,692,670
	2018	$ 600,000	$ 900,000	$ 6,690,772	$1,334,760	$43,135	$ 9,568,667

* Columns (f) and (h) have been omitted from this table because they are not applicable.

(1) No salary or bonus amounts were deferred under our nonqualified deferred compensation plans in any year (see the narrative discussion that follows the Nonqualified Deferred Compensation in Fiscal Year 2020 table below). Amounts deferred under the Prologis 401(k) Savings Plan ("401(k) Plan") at the election of the NEO, from salary and/or bonus payments are included in the amounts presented in columns (c) or (d) and are as follows:

   ● Mr. Moghadam: $24,500 in 2018. Mr. Olinger, Mr. Reilly, Mr. Nekritz, Mr. Anderson and Mr. Curless: $26,000 in 2020, $25,000 in 2019, and $24,500 in 2018.

(2) Bonuses earned for a fiscal year are paid in the subsequent fiscal year (e.g., the bonuses in column (d) earned for performance in 2020 were paid in the first quarter of 2021).

(3) The value of equity awards received is equal to 100% of the cash bonus exchanged and, as no exchange premium applied, such awards were fully vested upon issuance on March 8, 2019, March 13, 2020, and March 3, 2021, respectively. The amount in column (d) includes the actual bonus awarded to the NEO participating in the bonus exchange regardless of whether cash or stock awards were received.

Name	Year[i]	Annual Cash Bonus Award[ii]	Amount Exchanged[iii]	Exchanged Equity Value[iv]	# of Shares or Units[v]
Mr. Moghadam	2020	$1,500,000	$1,500,000	$1,500,000	14,034
	2019	$1,800,000	$1,800,000	$1,800,000	19,094
	2018	$1,800,000	$1,800,000	$1,800,000	25,337
Mr. Olinger	2020	$ 750,000	$ 750,000	$ 750,000	7,017
	2019	$ 750,000	$ 750,000	$ 750,000	7,955
	2018	$ 862,500	$ 862,500	$ 862,500	12,141
Mr. Reilly	2020	$ 750,000	$ 750,000	$ 750,000	7,017
	2019	$1,150,000	$1,150,000	$1,150,000	12,199
	2018	$ 975,000	$ 975,000	$ 975,000	13,724
Mr. Nekritz	2020	$ 750,000	$ 750,000	$ 750,000	7,017
	2019	$ 925,000	$ 925,000	$ 925,000	9,812
	2018	$ 900,000	$ 900,000	$ 900,000	12,668
Mr. Anderson	2020	$ 750,000	$ 750,000	$ 750,000	7,017
	2019	$ 925,000	$ 925,000	$ 925,000	9,812
	2018	$ 900,000	$ 900,000	$ 900,000	12,668
Mr. Curless	2020	$ 750,000	$ 750,000	$ 750,000	7,017
	2019	$ 750,000	$ 750,000	$ 750,000	7,955
	2018	$ 900,000	$ 900,000	$ 900,000	12,668

(i) This is the year that the bonus is presented in the Summary Compensation Table. Bonuses for each year were awarded in the first quarter of the following year.

(ii) Represents the bonus awarded to the NEO before the bonus exchange election.

(iii) This column reflects the value of the bonus award that the NEO has elected to exchange. All NEOs elected to exchange 100% of their bonuses for 2020, 2019 and 2018. Accordingly, the NEOs exchanged the bonus amounts reflected in column (iii) for equity, and received the remainder of their bonus amounts, if any, in cash.

(iv) Represents the total equity award granted to the NEO under the bonus exchange calculated based on the closing price of our common stock on the date the bonus is awarded. For all years presented, each NEO elected to receive the equity award in the form of LTIP Units.

Information on how we value equity awards is included in the narrative discussion that follows the Grants of Plan-Based Awards in Fiscal Year 2020 table below.

(4) Includes equity compensation contingent on performance paid in lieu of salary. The Compensation Committee determined that the maximum value ($999,999) of Mr. Moghadam's equity compensation contingent on 2019 performance in lieu of 2019 salary would be paid as company performance was greater than target using our corporate score assessed against our annual bonus plan metrics. 2020 LTIP Units issued on March 13, 2020 (approved by the Compensation Committee on January 17, 2020) were 10,607 LTIP Units valued at $999,922.

(5) Amounts represent the value of equity awards granted in each year including awards granted under our annual LTI equity award program, awards granted under PPP, the allocation of the POP compensation pool to the NEO for the applicable performance period and awards granted to Mr. Moghadam contingent on performance in lieu of salary.

Annual LTI Equity Incentive Awards:

Under our annual LTI equity award program, we generally grant equity awards in the first quarter for the performance period ended in the previous year. For example, the annual awards in column (e) for 2020 were granted in February 2020 but were based on a performance period that ended in 2019. The amount of each NEO's annual award is based on performance criteria and the award is also subject to continued employment.

- 2020 LTIP Units issued on March 13, 2020 (approved by the Compensation Committee on January 17, 2020) were:

    Mr. Moghadam—131,271 LTIP Units valued at $12,374,917

    Mr. Olinger—30,232 LTIP Units valued at $2,849,971

Mr. Reilly—42,431 LTIP Units valued at $3,999,970

Mr. Nekritz—33,414 LTIP Units valued at $3,149,938

Mr. Anderson—33,414 LTIP Units valued at $3,149,938

Mr. Curless—30,232 LTIP Units valued at $2,849,971

The number of LTIP Units was determined using the closing price of our common stock on the award grant date of January 17, 2020 ($94.27). This is the value used for accounting purposes to expense the grant.

- 2019 LTIP Units issued on March 8, 2019 (approved by the Compensation Committee on February 11, 2019) were:

Mr. Moghadam — 174,197 LTIP Units valued at $12,374,955

Mr. Olinger — 44,341 LTIP Units valued at $3,149,985

Mr. Reilly — 54,898 LTIP Units valued at $3,899,954

Mr. Nekritz — 44,341 LTIP Units valued at $3,149,985

Mr. Anderson — 44,341 LTIP Units valued at $3,149,985

Mr. Curless — 40,118 LTIP Units valued at $2,849,983

The number of LTIP Units was determined using the closing price of our common stock on the award grant date of February 11, 2019 ($71.04). This is the value used for accounting purposes to expense the grant.

- 2018 LTIP Units issued on March 7, 2018 (approved by the Compensation Committee on February 9, 2018) were:

Mr. Moghadam — 205,155 LTIP Units valued at $12,374,950

Mr. Olinger — 52,221 LTIP Units valued at $3,149,971

Mr. Reilly — 64,655 LTIP Units valued at $3,899,990

Mr. Nekritz — 52,221 LTIP Units valued at $3,149,971

Mr. Anderson — 52,221 LTIP Units valued at $3,149,971

Mr. Curless — 47,248 LTIP Units valued at $2,849,999

The number of LTIP Units was determined using the closing price of our common stock on the award grant date of February 9, 2018 ($60.32). This is the value used for accounting purposes to expense the grant.

Information on how we value equity awards is included in the narrative discussion that follows the Grants of Plan-Based Awards in Fiscal Year 2020 table below. Also see "Compensation Discussion and Analysis."

POP:

The values in column (e) include the NEO's allocation of the estimated compensation pool value awarded under POP. This value is included in the NEO's compensation even though there is no assurance that the value of the allocation will ever be realized by the NEO.

- 2020 (2020-2022 Performance Period): Values of the allocation as of the date of the allocation (January 2, 2020) were: Mr. Moghadam ($4,320,000), Mr. Olinger ($1,152,000), Mr. Reilly ($1,728,000), Mr. Nekritz ($1,728,000), Mr. Anderson ($1,728,000) and Mr. Curless ($1,152,000).
- 2019 (2019-2021 Performance Period): Values of the allocation as of the date of the allocation (January 2, 2019) were: Mr. Moghadam ($3,180,000) and all other NEOs (each $1,272,000).
- 2018 (2018-2020 Performance Period): Values of the allocation as of the date of the allocation (January 2, 2018) were: Mr. Moghadam ($3,405,000) and all other NEOs (each $1,362,000).

POP and the exchange of the compensation pool allocation for POP LTIP Units are discussed below in the narrative that follows the "Grants of Plan-Based Awards in Fiscal Year 2020" table.

(6) Awards in the form of cash and/or equity awards were granted to participating employees, including all of the NEOs, in March 2020, September 2020, December 2019, March 2019, November 2019, December 2018, June 2018 and January 2018 under PPP. The value of the equity portion of the award is included in column (e) based on the fair value on the grant date of the equity awards. The cash portion of the award is included in column (g). Because it is not possible to determine whether any incentive fees or promotes will be received in future years, only awards resulting from compensation pools that have funded are included in the compensation of the NEOs. All PPP awards paid in 2020, 2019 and 2018 vest over four years, except the January 2018 award that vests over three years.

- PPP awards paid in 2020: All of Mr. Moghadam's 2020 PPP awards were paid in the form of equity (in aggregate, 151,213 LTIP Units or $15,156,902). 35% of the 2020 PPP awards for each of the other NEOs were in the form of cash (in aggregate $2,121,982). Mr. Olinger, Mr. Reilly, Mr. Nekritz, Mr. Anderson and Mr. Curless received 65% of their 2020 PPP awards in the form of equity (in aggregate, 39,315 LTIP Units or $3,940,762). The LTIP Units were valued at $88.27 and $101.74 per share, the closing price of our common stock on the grant date (March 2, 2020 and August 19, 2020, respectively).
- PPP awards paid in 2019: All of Mr. Moghadam's 2019 PPP awards were paid in the form of equity (in aggregate, 152,764 LTIP Units or $12,944,967). 35% of the 2019 PPP awards for each of the other NEOs were in the form of cash (in aggregate $1,812,766). Mr. Olinger, Mr. Reilly, Mr. Nekritz, Mr. Anderson and Mr. Curless received 65% of their 2019 PPP awards in the form of equity (in aggregate, 39,718 LTIP Units or $3,365,631). The LTIP Units were valued at $69.88, $90.29 and $90.56 per share, the closing price of our common stock on the grant date (March 1, 2019, November 22, 2019 and December 5, 2019, respectively).
- PPP awards paid in 2018: All of Mr. Moghadam's 2018 PPP awards were paid in the form of equity (in aggregate, 151,291 LTIP Units or $9,533,904). 35% of the 2018 PPP awards for each of the other NEOs were in the form of cash (in aggregate $1,334,760). Mr. Reilly, Mr. Nekritz, Mr. Anderson and Mr. Curless received 65% of their 2018 PPP awards in the form of equity (in aggregate, 39,335 LTIP Units or $2,478,773) and Mr. Olinger received 65% of his 2018 PPP awards in equity (in aggregate 39,335 RSUs or $2,478,773). The LTIP Units and RSUs were valued at $62.65, $63.51 and $68.48 per share, the closing price of our common stock on the grant date (January 9, 2018, June 19, 2018 and December 6, 2018, respectively).

Additional information on the allocations of PPP compensation pools and how they are valued is included in the narrative that follows the "Grants of Plan-Based Awards in Fiscal Year 2020" table.

(7) The amounts in column (i) represent the other compensation amounts paid to each of the NEOs in 2020, 2019 and 2018. These amounts include the following items:

		401(k) Plan Match	Financial Planning Services[a]	Parking[a]	Other[b]	Totals[c]
Mr. Moghadam	2020	—	$66,500	$1,935	$12,500	$80,935
	2019	—	$63,275	$7,740	$12,500	$83,515
	2018	$ 8,250	$61,496	$7,800	$10,000	$87,546
Mr. Olinger	2020	$17,100	$18,095	$1,290	$12,500	$48,985
	2019	$ 8,250	$17,655	$5,160	$12,500	$43,565
	2018	$ 8,250	$17,165	$5,220	$12,500	$43,135
Mr. Reilly	2020	$17,100	$18,095	$ 355	$12,500	$48,050
	2019	$ 8,250	$17,655	$1,418	$14,544	$41,867
	2018	$ 8,250	$17,165	$2,252	$12,500	$40,167
Mr. Nekritz	2020	$17,100	$18,095	$ 750	$12,500	$48,445
	2019	$ 8,250	$17,655	$3,000	$12,500	$41,405
	2018	$ 8,250	$17,165	$3,000	$12,500	$40,915
Mr. Anderson	2020	$17,100	$18,095	$ 750	$12,500	$48,445
	2019	$ 8,250	$17,655	$3,000	$15,647	$44,552
	2018	$ 8,250	$17,165	$3,000	$12,500	$40,915
Mr. Curless	2020	$17,100	$18,095	$ 971	$12,386	$48,552
	2019	$ 8,250	$17,655	$3,885	$12,500	$42,290
	2018	$ 8,250	$17,165	$5,220	$12,500	$43,135

(a) We provide financial planning services, and parking, if applicable, to certain of our employees, including the NEOs, based on their position with the company.

(b) For 2020 includes: matching charitable contributions by the company's charitable foundation.

For 2019 includes: (i) matching charitable contributions by the company's charitable foundation and (ii) anniversary gift for Mr. Reilly and Mr. Anderson.

For 2018 includes: matching charitable contributions by the company's charitable foundation.

Our charitable foundation will match the amount of charitable contributions to qualifying organizations made by our directors and all of our employees. The annual maximum amount of matching contributions in one year applicable to our NEOs is $12,500, not including amounts matched under special matching initiatives related to specific events, such as natural disasters. Matching contributions available in a particular year that are not used may be carried over to the subsequent year. Amounts reported represent charitable contributions of our charitable foundation that were paid directly to outside organizations during the calendar year to match qualifying contributions made by the NEOs during that year and can also include amounts carried over from previous years.

(c) No perquisite amounts are reported in any year for any of the NEOs as the aggregate amount of the incremental costs of any perquisites for an individual NEO does not exceed $10,000 in any year. In 2020, 2019 and 2018, a leased corporate aircraft was used for non-business purposes by Mr. Moghadam. The incremental costs to the company for Mr. Moghadam were de minimis and reimbursed by him. These amounts are not included for Mr. Moghadam in 2018, 2019 and 2020 because the total of perquisites did not exceed $10,000. In 2020, a leased corporate aircraft was used for non-business purposes by Mr. Olinger. The incremental costs to the company for Mr. Olinger were de minimis and reimbursed by him. These amounts are not included for Mr. Olinger in 2020 because the total of perquisites did not exceed $10,000.

Grants of Plan-Based Awards in Fiscal Year 2020*

		Estimated Future Payouts Under Equity Incentive Plan Awards			
Name (a)	Grant Date (b)	Target	Maximum ($) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock Awards ($) (l)
Annual and PPP Grants:					
Hamid Moghadam	01/02/20[1]	$4,320,000	$15,000,000	—	$ 4,320,000
	03/13/20[2]	—	—	131,271	$12,374,917
	03/13/20[3]	—	—	10,607	$ 999,922
	03/27/20[4]	—	—	16,890	$ 1,490,880
	09/09/20[4]	—	—	134,323	$13,666,022
Thomas Olinger	01/02/20[1]	$1,152,000	$ 4,000,000	—	$ 1,152,000
	03/13/20[2]	—	—	30,232	$ 2,849,971
	03/27/20[4]	—	—	4,391	$ 387,594
	09/09/20[4]	—	—	34,924	$ 3,553,168
Eugene Reilly	01/02/20[1]	$1,728,000	$ 6,000,000	—	$ 1,728,000
	03/13/20[2]	—	—	42,431	$ 3,999,970
	03/27/20[4]	—	—	4,391	$ 387,594
	09/09/20[4]	—	—	34,924	$ 3,553,168
Edward Nekritz	01/02/20[1]	$1,728,000	$ 6,000,000	—	$ 1,728,000
	03/13/20[2]	—	—	33,414	$ 3,149,938
	03/27/20[4]	—	—	4,391	$ 387,594
	09/09/20[4]	—	—	34,924	$ 3,553,168
Gary Anderson	01/02/20[1]	$1,728,000	$ 6,000,000	—	$ 1,728,000
	03/13/20[2]	—	—	33,414	$ 3,149,938
	03/27/20[4]	—	—	4,391	$ 387,594
	09/09/20[4]	—	—	34,924	$ 3,553,168
Michael Curless	01/02/20[1]	$1,152,000	$ 4,000,000	—	$ 1,152,000
	03/13/20[2]	—	—	30,232	$ 2,849,971
	03/27/20[4]	—	—	4,391	$ 387,594
	09/09/20[4]	—	—	34,924	$ 3,553,168

* Columns (c) through (e), (f), (j) and (k) have been omitted from this table because they are not applicable. Does not include bonus exchanged for equity (valued at 100% of the bonus) paid in 2021 for the 2020 performance year or paid in 2020 for the 2019 performance year. See footnote 3 to the Summary Compensation Tables for fiscal years 2020 and 2021.

(1) Represents the allocation of the estimated POP compensation pool in January 2020 for the 2020-2022 performance period. Since POP rewards only extraordinary performance, there is no Threshold value. Notwithstanding the values of allocations shown in this table, there can be no assurance that the company's performance at the end of an applicable performance period will result in any payment under POP. The amount in column (h) represents the NEO's allocation of the maximum pool value for the 2020-2022 Performance Period of $100.0 million. The value in column (l) is the grant-date fair value of the NEO's allocation based on a valuation of the future compensation pool using a Monte Carlo simulation as of the grant date to estimate a fair value for accounting purposes, estimated at $28.8 million. We used the grant date fair value of the award as an estimate of target value because payments under the award ultimately will be based on performance relative to the MSCI REIT Index over the performance period. Please see discussion regarding POP below. Awards under POP may be paid in either cash or equity (with an additional seven-year cliff vesting requirement on 80% of the applicable award and no additional vesting on 20% of the applicable award). The Compensation Committee has determined that the awards for the 2020-2022 Performance Period will be paid in equity, if at all. POP LTIP Units for the 2020-2022 performance period were issued on December 16, 2020.

(2)   Represents the annual long-term equity incentive awards for the performance year ended in 2019 that were granted in 2020. These awards were approved by the Compensation Committee on January 17, 2020 at which time the NEO elected to receive the award in the form of LTIP Units. The LTIP Units were issued in March 13, 2020 and vest ratably over a four-year period. The value in column (l) represents the award in column (i) valued at $94.27 per share, which was the closing price of our common stock on January 17, 2020. This value is used for accounting purposes to expense the grant. Annual long-term equity incentive awards for the performance year ended in 2020 were granted by the Compensation Committee in February 2021 and are not included in this table. See "Compensation Discussion and Analysis."

(3)   Represents equity compensation contingent on 2019 performance in lieu of 2019 salary and granted in 2020. The Compensation Committee determined that the maximum value of this award ($999,999) would be paid as company performance was greater than target using our corporate score assessed against our annual bonus plan metrics. The LTIP Units were issued on March 13, 2020 and vest ratably over a four-year period. The value in column (l) represents the award in column (i) valued at $94.27 per share, which was the closing price of our common stock on January 17, 2020, the date the Compensation Committee approved the award. This value is used for accounting purposes to expense the grant.

(4)   The NEO was awarded a compensation opportunity through participation in PPP. PPP compensation pools were determined in March 2020 and August 2020 after incentive fees, or promotes, were earned and paid to us by three of our co-investment ventures. As a result, the NEOs each earned PPP awards related to these promotes. Mr. Moghadam's entire award was paid in the form of equity, and the remaining NEOs' awards were paid in the form of cash (35%) and equity (65%). Mr. Olinger, Mr. Reilly, Mr. Nekritz, Mr. Anderson and Mr. Curless elected to receive the equity portion of their award in the form of LTIP Units. The LTIP Units were issued in March 2020 and September 2020 and vest ratably over a four-year period. The values of the LTIP Units granted are included in column (l) of this table based on the fair value of $88.27 per share for the March 2020 grant and $101.74 per share for the September 2020 grant which were the closing prices of our common stock on March 2, 2020 and August 19, 2020, respectively (the dates the Compensation Committee granted the awards). This value is used for accounting purposes to expense the grant. See "Compensation Discussion and Analysis."

Narrative Discussion to the Summary Compensation Table for Fiscal Year 2020 and the Grants of Plan-Based Awards in Fiscal Year 2020 Table

Equity compensation plans

At our annual meeting on April 29, 2020, our stockholders approved and adopted the Prologis, Inc. 2020 Long-Term Incentive Plan (the "2020 LTIP"). The 2020 LTIP enables our executive officers, employees, directors and consultants to participate in the ownership of the company and allows us to attract and retain our executive officers, other employees and directors, as well as provide incentives to such persons to maximize our company performance.

In addition, we have other equity compensation plans under which equity awards were outstanding as of December 31, 2020:

- the Amended and Restated 2002 Stock Option and Incentive Plan and the Third Amended and Restated 1997 Stock Option and Incentive Plan, collectively, the "AMB Plans," which were both approved by our stockholders;

- the ProLogis 2012 Long-Term Incentive Plan (the "2012 LTIP"), which was approved by our stockholders; and

- the ProLogis 2006 Long-Term Incentive Plan, the ProLogis 2000 Share Option Plan for Outside Trustees and the ProLogis 1997 Long-Term Incentive Plan, collectively, the "Trust Plans," which were assumed by us under the Merger agreement with all outstanding awards converted based on the Merger exchange ratio. The Trust Plans were approved by shareholders of the Trust.

All future equity awards will be granted from the 2020 LTIP (or its successor plan) and we will no longer grant any awards from the 2012 LTIP, the AMB Plans or the Trust Plans. The available shares of common stock reserved for issuance under the 2012 LTIP, AMB Plans and the Trust Plans as of April 29, 2020 were added to the share reserve of the 2020 LTIP. All outstanding awards under the 2012 LTIP, AMB Plans and the Trust Plans will remain outstanding until they vest, expire or are forfeited by the participant. At December 31, 2020, we had 34.2 million shares reserved or available for issuance under our plans, including 4.1 million shares of common stock to be issued upon vesting of awards previously granted and 23.5 million shares of common stock remaining available for future issuance under our plans.

The 2020 LTIP does not expire but no further awards can be granted under the plan after the tenth anniversary date of the plan's approval. The 2020 LTIP does not permit re-pricing of stock options without stockholder approval. Participants, including non-employee directors, in the 2020 LTIP may receive stock options, stock appreciation rights and full value awards, including dividend equivalents. Only employees may receive incentive stock options under the 2020 LTIP; however, we have not granted incentive stock options in the past and currently do not intend to grant stock options of any kind.

For further detail, please see "Equity Compensation Plans" below.

Equity award terms

We currently intend to grant LTIP Units and RSUs for annual LTI equity and PPP awards. Restricted stock awards were last granted in 2012, and stock options were last granted in 2011. In addition, we provided certain executives with opportunities to earn awards under POP. Beginning in 2014, we offered to certain executives the option to elect to receive LTIP Units in lieu of RSUs that may be granted to them under our compensation program. The general terms of our equity awards outstanding at December 31, 2020 are as follows:

RSUs

Each RSU is convertible into one share of common stock upon vesting. The RSUs granted prior to the 2018 annual grant cycle generally vest ratably over a continued service period of three years, such that the awards vest 34% after the first year, 33% after the second year and 33% after the third year. RSUs granted since the 2018 annual grant cycle vest ratably over a period of four years, such that 25% of the award vests each year of the four-year period. Going forward, we intend to grant RSUs for annual LTI equity awards and PPP awards with four-year vesting periods. RSUs granted in accordance with the 2018 POP amendment will have a seven-year cliff vesting period (i.e., the entire award vests on a specified future date) after the end of the initial three-year performance period. RSUs have no voting rights. Certain awards, such as special grants due to hiring or retention considerations, may have different vesting terms, including cliff vesting terms. Equity received by the NEOs in exchange for their bonus are fully vested upon issuance. Generally, RSUs earn dividend equivalents (either cash or equity) over the vesting period under the same payment terms as dividends paid on our common stock. RSUs are valued based on the closing price of our common stock on the grant date.

LTIP Units

Certain participants in the 2020 LTIP can elect to receive LTIP Units instead of RSUs. LTIP Units have similar terms to RSUs with respect to vesting provisions, voting rights and dividends. LTIP Units are different from POP LTIP Units granted under POP (as discussed below). LTIP Units are structured with the intent that the units will generally be economically equivalent to the RSUs that would be issued for the applicable awards and generally have the same vesting terms as the RSUs that are granted. Under certain conditions, an LTIP Unit is convertible into a common unit and then redeemable for one share of our common stock, or at our option, cash. Among other conditions, LTIP Units cannot be converted until they are vested and a waiting period of two years from the date of issuance is complete. Like RSUs, LTIP Units earn cash distributions equal to the dividend paid on our common stock. After vesting and other conditions are met, LTIP Units remain outstanding until such time as the holder of the LTIP Units elects to convert.

For any equity awards granted starting in 2017, including issuances of LTIP Units, Mr. Moghadam has waived any vesting benefits related to meeting retirement-eligibility thresholds under our incentive plan. Our other NEOs executed a similar waiver applicable to equity awards granted after September 2018. In accordance with a 2020 amendment to such waivers, vesting under such awards will continue after the NEOs terminate employment as long as the NEO performs approved community work or services for the company. The 2020 amendment did not impact the NEOs' waiver of their retirement-eligibility benefits.

POP

Please see "Compensation Discussion and Analysis" for a discussion of the general structure of POP and how it fits into our overall compensation program.

Under POP, NEOs are allocated a percentage of a potential compensation pool for each performance period (the "POP Allocations"). We made POP Allocations to the NEOs in 2020 for the 2020-2022 performance period, in 2019 for the 2019-2021 performance period and in 2018 for the 2018-2020 performance period.

The POP Allocations are valued using a Monte Carlo simulation as of the grant date. POP Allocations were structured with the intent that the allocations have no economic value to the participants unless and until performance criteria are met and an award is paid for the applicable performance period.

For the 2020-2022 performance period, the Compensation Committee made POP Allocations to the NEOs such that 15% of the compensation pool will be paid to Mr. Moghadam, 6% of the compensation pool will be paid to each of Mr. Reilly, Mr. Nekritz, and Mr. Anderson and 4% of the compensation pool will be paid to each of Mr. Olinger and Mr. Curless if such awards are earned. For the 2019–2021 and 2018–2020 performance periods, the Compensation Committee made POP Allocations to the NEOs such that 15% of the compensation pool will be paid to Mr. Moghadam and 6% of the compensation pool will be paid to each of the other NEOs if such awards are earned. In allocating the percentage of the compensation pools to the NEOs, the Compensation Committee took into consideration external market data concerning the typical ratio of CEO compensation to that of other NEOs and employees. The Compensation Committee generally allocated a smaller portion of the total compensation pool to the NEOs relative to the other participants than is typical in the outperformance plans of other companies the committee reviewed at the inception of the plan. The compensation pool for each performance period covered approximately 100 participants at the beginning of each performance period.

Earned POP awards can be paid in either cash or equity. The Compensation Committee has determined that the awards will be paid, if at all, in equity. Earned POP awards cannot be paid unless and until absolute TSR becomes positive. Any earned POP award will expire seven years after the end of the performance period, if absolute TSR does not become positive within that period.

POP LTIP Units. Certain members of the executive management team, including the NEOs, elected to exchange their POP Allocations for special LTIP Units (the "POP LTIP Units") as defined under the operating partnership agreement of Prologis, L.P., as amended and/or restated from time to time.

The POP LTIP Units are structured with the intent that the units will be comparable economically to the awards under POP. A participant electing to receive the POP LTIP Units will receive the same percentage of the pool as if the participant had not participated in the exchange. Like other forms of awards under the plan, the POP LTIP Units will have no economic value to the participants until and unless the performance criteria are achieved at the end of a performance period and other conditions are met. Once the Compensation Committee determines whether the performance criteria have been met, the POP LTIP Units will be forfeited to the extent not earned based on the terms of POP. To the extent an award is earned, a NEO will retain the number of POP LTIP Units equal in economic value to the percentage of the performance pool originally allocated to the NEO at the beginning of the applicable performance period. Any POP LTIP Units in excess of such amount will be forfeited. Additional LTIP Units will be issued to true up the original number of POP LTIP units issued for the performance period to the extent such original issuance was insufficient to cover the value of the earned award.

Upon the satisfaction of certain conditions, including achievement of the relevant performance criteria, each POP LTIP Unit may be convertible into a common unit of the operating partnership and then redeemable for one share of our common stock, or cash at our option.

As has become standard tax structuring for profits interests that only vest if performance hurdles are met, the POP LTIP Units are entitled to distributions during the performance period equal to 10% of our common stock dividend. However, contrary to most performance-based programs at other REITs, we are requiring participants to make a significant, non-refundable capital contribution for the POP LTIP Units they receive. This feature is intended to make POP LTIP Units comparable economically to POP Allocations to applicable participants. This structure is designed so that participants receive no additional compensation as a result of the exchange of POP Allocations into POP LTIP Units. This creates downside risk for participants if the performance hurdles are not achieved causing the forfeiture of the capital invested in their POP LTIP Units.

As such, the issuance of POP LTIP Units in exchange for POP Allocations does not affect the compensation amounts for the NEOs in the Summary Compensation Table or in the Grants of Plan-Based Awards Table. The exchange of the POP LTIP Units for POP Allocations does not result in incremental fair value for accounting purposes and does not change the total compensation of the NEOs. As a result, the issuance of the POP LTIP Units in exchange for POP Allocations does not change the presentation of the value of the POP Allocations in the Summary Compensation Table or in the Grants of Plan-Based Awards Table.

As discussed in CD&A, the POP compensation pool only funds if and to the extent our three-year, compound annualized TSR exceeds the three-year compound annualized TSR of the MSCI REIT Index by 100 basis points.

- **2016-2018 performance period:** This performance period began on January 1, 2016, ended on December 31, 2018 and included 110 participants at its start. The grant-date fair value of the potential compensation pool on June 3, 2016, the date POP Allocations were awarded, was $26.6 million, determined using a Monte Carlo simulation. Variables used in the simulation under a risk-neutral premise include: (i) expected volatility of our common stock of 23%; (ii) expected volatility of the MSCI REIT Index of 18%; and (iii) correlation between our common stock and the MSCI REIT Index of 89%. The potential compensation pool was capped at $115.0 million, which was 0.5% of our equity market capitalization at December 31, 2015. Awards for the 2016-2018 performance period were determined by the Compensation Committee on January 9, 2019, resulting in pool funding of $115.0 million. Of the total pool, $75.0 million was paid to participants, including the NEOs, in 2019 in the form of equity subject to the holding and vesting requirements as described below. The holdback pool in excess of the $75.0 million is payable in three approximately equal installments after the first, second and third anniversary of the end of the 3-year performance period, respectively, subject to our continued TSR performance at least equal to the MSCI REIT Index. On January 15,

2021 and 2020, the Compensation Committee certified that our performance exceeded the MSCI REIT Index and awarded one-third of the holdback pool to participants including the NEOs. Such awards included $2.0 million awards paid to Mr. Moghadam and $0.8 million awards paid to each of our other NEOs in both January 2021 and 2020. The remaining amount of the holdback will be paid in accordance with the plan as described below.

- **2017-2019 performance period:** This performance period began on January 1, 2017 and ended on December 31, 2019 and included 112 participants at its start. The grant-date fair value of the potential compensation pool on January 3, 2017, the date POP Allocations were awarded, was $20.4 million, determined using a Monte Carlo simulation. Variables used in the simulation under a risk-neutral premise include: (i) expected volatility of our common stock of 25%; (ii) expected volatility of the MSCI REIT Index of 19%; and (iii) correlation between our common stock and the MSCI REIT Index of 88%. The potential compensation pool was capped at $142.1 million, which was 0.5% of our equity market capitalization at December 31, 2016. Awards for the 2017-2019 performance period were determined by the Compensation Committee on January 15, 2020, resulting in pool funding of $142.1 million. Of the total pool, $75.0 million was paid to participants, including the NEOs, in 2020 in the form of equity subject to subject to the holding and vesting requirements as described below with respect to the NEO awards. The holdback pool in excess of the $75.0 million is payable in three approximately equal installments after the first, second and third anniversary of the end of the 3-year performance period, respectively, subject to our continued TSR performance at least equal to the MSCI REIT Index. On January 15, 2021, the Compensation Committee certified that our performance exceeded the MSCI REIT Index and awarded one-third of the holdback pool to participants including the NEOs. Such awards included a $3.4 million award paid to Mr. Moghadam and $1.3 million awards paid to each of our other NEOs in January 2021. The remaining amount will be paid in accordance with the plan as described below.

- **2018-2020 performance period:** This performance period began on January 1, 2018, will end on December 31, 2020 and included 113 participants at its start. The value of the potential compensation pool on January 2, 2018, the date POP Allocations were awarded, was $22.7 million, determined using a Monte Carlo simulation. Variables used in the simulation under a risk-neutral premise include: (i) expected volatility of our common stock of 19%; (ii) expected volatility of the MSCI REIT Index of 14%; and (iii) correlation between our common stock and the MSCI REIT Index of 87%. The potential compensation pool was capped at $100.0 million. Awards for the 2018-2020 performance period were determined by the Compensation Committee on January 15, 2021, resulting in pool funding of $100.0 million. Awards were paid to the NEOs in the form of equity subject to the holding and vesting requirements as described below. Such awards included an $15 million award paid to Mr. Moghadam and $6 million awards paid to each of our other NEOs.

- **2019-2021 performance period:** This performance period began on January 1, 2019, will end on December 31, 2021 and included 131 participants at its start. The value of the potential compensation pool on January 2, 2019, the date POP Allocations were awarded, was $21.2 million, determined using a Monte Carlo simulation. Variables used in the simulation under a risk-neutral premise include: (i) expected volatility of our common stock of 19%; (ii) expected volatility of the MSCI REIT Index of 15%; and (iii) correlation between our common stock and the MSCI REIT Index of 87%. The potential compensation pool was capped at $100.0 million. As of December 31, 2020, the projected value of this compensation pool was $100.0 million.

- **2020-2022 performance period:** This performance period began on January 1, 2020, will end on December 31, 2022 and included 114 participants at its start. The value of the potential compensation pool on January 2, 2020, the date POP Allocations were awarded, was $28.8 million, determined using a Monte Carlo simulation. Variables used in the simulation under a risk-neutral premise include: (i) expected volatility of our common stock of 19%; (ii) expected volatility of the MSCI REIT Index of 13%; and (iii) correlation between our common stock and the MSCI REIT Index of 81%. The potential compensation pool was capped at $100.0 million. As of December 31, 2020, the projected value of this compensation pool was $100.0 million.

In 2018, our NEOs voluntarily elected to apply long-term cliff vesting to 80% of any awards earned for the 2016-2018 and 2017-2019 performance periods. Under their election, 20% of amounts earned under applicable hurdles will be paid at the time applicable hurdles are met. A holding requirement will apply to these amounts until the sixth year after the beginning of the performance period. 80% of amounts earned under applicable hurdles will be subject to cliff vesting until the tenth year after the beginning of the performance period.

In the case of the 2016-2018 performance period, for example, Mr. Moghadam was paid an initial award of $11.3 million. 20% of the $11.3 million award was paid to him in LTIP units in January 2019. A holding period applies to this amount until 2022 (the sixth year after the beginning of the performance period). LTIP units comprising 80% of the $11.3 million are subject to cliff vesting until 2026 (ten years after the beginning of the performance period). As we exceeded the MSCI REIT Index threshold at the end of 2019 as well as at the end of 2020, Mr. Moghadam was paid 20% of the $2 million holdback award in LTIP units in January 2020 and 20% of $2 million holdback award in LTIP units in January 2021 when the awards were approved by the Compensation Committee. A holding period applies to these amounts until 2022. LTIP units comprising 80% of the $2 million holdback award paid in January 2020 and 80% of the $2 million holdback award paid in January 2021 are subject to cliff vesting until 2026. The same vesting construct will be applied to the $2 million holdback award that can be earned and paid after the end of 2021 if the additional performance hurdle is met, subjecting 80% of such award to cliff vesting until 2026. See discussion of POP in "Compensation Discussion and Analysis" for further details.

PPP Allocations

Please see "Compensation Discussion and Analysis" for a discussion of the general structure of PPP and how it fits into our overall compensation program.

Under PPP, NEOs receive an allocation representing their share of a potential compensation pool (the "PPP Allocations") that, if funded, will be awarded to the NEO in a percentage of equity with any remainder in cash. The equity portion of the earned award would be paid in RSUs or LTIP Units with a four-year vesting period (or three-year vesting period for awards granted prior to the 2018 annual grant cycle). The PPP Allocations have no value unless and until an incentive fee or promote is received and the Compensation Committee grants the applicable PPP award. No awards or values are reported as of the date of the PPP Allocations because it is not possible to determine whether any incentive fees or promotes will be received in future years from a particular venture. For accounting purposes, the cash awards will be expensed when earned and paid to participants and the equity awards are expensed over the vesting period.

For each applicable venture prior to February 2020, the Compensation Committee made PPP Allocations to the NEOs such that 15% of the compensation pool will be paid to Mr. Moghadam and 6% of the compensation pool will be paid to Mr. Reilly, Mr. Nekritz, Mr. Anderson, Mr. Olinger and Mr. Curless if such awards are earned. Starting in February 2020, to reflect shifting responsibilities, the committee reduced PPP Allocations for Mr. Olinger and Mr. Curless to 4% with respect to the future promotes of certain new ventures. In determining the PPP Allocations to the NEOs, the Compensation Committee utilized a similar rationale as with the POP Allocations discussed above.

PPP compensation pools were funded in 2020, 2019 and 2018. The value of a PPP award earned by a NEO is reported as compensation in the year the award is paid to the NEO on the date of determination by the Compensation Committee. The cash awards earned by the NEOs in 2020, 2019, and 2018 under PPP are included as "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table for Fiscal Year 2020 for the respective year. The equity awards (LTIP Units) are included as "Stock Awards" in the Summary Compensation Table for Fiscal Year 2020 for the respective year.

Stock options

We discontinued the issuance of stock options prior to the Merger in June 2011. Stock options outstanding are all vested and exercisable. Stock options granted generally vested ratably over a continued service period of three years, however, certain stock options previously granted as a result of the bonus exchange vested over a one-year period (25% per quarter). Stock options were granted with an exercise price equal to the closing price of our common stock on the grant date. The exercise price for any outstanding stock option may not be decreased after the grant date except for reductions approved by our stockholders or if there is an overall adjustment to our outstanding shares, such as an adjustment triggered by a stock split. Stock options expire on the tenth anniversary of the grant date.

Outstanding Equity Awards at Fiscal Year-End
(DECEMBER 31, 2020)*

	Stock Awards[1]			
Name (a)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Hamid Moghadam	38,276[2]	$ 3,814,586		
	8,548[3]	$ 851,894		
	102,577[4]	$10,222,824		
	15,800[5]	$ 1,574,628		
	2,430[6]	$ 242,174		
	130,647[7]	$13,020,280		
	32,223[8]	$ 3,211,344		
	82,348[9]	$ 8,206,802		
	141,878[10]	$14,139,561		
	16,890[11]	$ 1,683,257		
	134,323[12]	$13,386,630		
	161,605[13]	$16,105,554		
	97,603[14]	$ 9,727,115		
			32,717[18]	—[18]
			49,516[19]	—[19]
			168,615[20]	—[20]
			168,350[21]	—[21]
			145,264[22]	—[22]
Thomas Olinger	4,118[3]	$ 410,400		
	26,110[4]	$ 2,602,123		
	33,255[7]	$ 3,314,193		
	8,378[8]	$ 834,951		
	21,409[9]	$ 2,133,621		
	30,232[10]	$ 3,012,921		
	4,391[11]	$ 437,607		
	34,924[12]	$ 3,480,526		
	64,642[13]	$ 6,442,222		
	39,040[14]	$ 3,890,726		
	9,951[15]	$ 991,717		
	4,108[16]	$ 409,403		
	632[17]	$ 62,985		
			12,868[18]	—[18]
			19,807[19]	—[19]
			67,446[20]	—[20]
			67,340[21]	—[21]
			38,737[22]	—[22]

	Stock Awards[1]			
Name (a)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Eugene Reilly	9,951[2]	$ 991,717		
	4,336[3]	$ 432,126		
	32,327[4]	$ 3,221,709		
	4,108[5]	$ 409,403		
	632[6]	$ 62,985		
	41,173[7]	$ 4,103,301		
	8,378[8]	$ 834,951		
	21,409[9]	$ 2,133,621		
	42,431[10]	$ 4,228,673		
	4,391[11]	$ 437,607		
	34,924[12]	$ 3,480,526		
	64,642[13]	$ 6,442,222		
	39,040[14]	$ 3,890,726		
			12,868[18]	—[18]
			19,807[19]	—[19]
			67,446[20]	—[20]
			67,340[21]	—[21]
			58,105[22]	—[22]
Edward Nekritz	9,951[2]	$ 991,717		
	4,305[3]	$ 429,036		
	26,110[4]	$ 2,602,123		
	4,108[5]	$ 409,403		
	632[6]	$ 62,985		
	33,255[7]	$ 3,314,193		
	8,378[8]	$ 834,951		
	21,409[9]	$ 2,133,621		
	33,414[10]	$ 3,330,039		
	4,391[11]	$ 437,607		
	34,924[12]	$ 3,480,526		
	64,642[13]	$ 6,442,222		
	39,040[14]	$ 3,890,726		
			12,868[18]	—[18]
			19,807[19]	—[19]
			67,446[20]	—[20]
			67,340[21]	—[21]
			58,105[22]	—[22]

	Stock Awards[1]			
Name (a)	**Number of Shares or Units of Stock That Have Not Vested (#) (g)**	**Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (h)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested (#) (i)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)**
Gary Anderson	9,951[2]	$ 991,717		
	4,336[3]	$ 432,126		
	26,110[4]	$ 2,602,123		
	4,108[5]	$ 409,403		
	632[6]	$ 62,985		
	33,255[7]	$ 3,314,193		
	8,378[8]	$ 834,951		
	21,409[9]	$ 2,133,621		
	33,414[10]	$ 3,330,039		
	4,391[11]	$ 437,607		
	34,924[12]	$ 3,480,526		
	64,642[13]	$ 6,442,222		
	39,040[14]	$ 3,890,726		
			12,868[18]	—[18]
			19,807[19]	—[19]
			67,446[20]	—[20]
			67,340[21]	—[21]
			58,105[22]	—[22]
Michael Curless	9,951[2]	$ 991,717		
	4,180[3]	$ 416,579		
	23,624[4]	$ 2,354,368		
	4,108[5]	$ 409,403		
	632[6]	$ 62,985		
	30,088[7]	$ 2,998,570		
	8,378[8]	$ 834,951		
	21,409[9]	$ 2,133,621		
	30,232[10]	$ 3,012,921		
	4,391[11]	$ 437,607		
	34,924[12]	$ 3,480,526		
	64,642[13]	$ 6,442,222		
	39,040[14]	$ 3,890,726		
			12,868[18]	—[18]
			19,807[19]	—[19]
			67,446[20]	—[20]
			67,340[21]	—[21]
			38,737[22]	—[22]

* Columns (b), (c), (d), (e) and (f) have been omitted from this table because they are not applicable.

(1) Dollar amounts are based on the closing price of our common stock on December 31, 2020, which was $99.66 per share.

(2) LTIP Units: vested on January 26, 2021.

(3) LTIP Units: vested on March 7, 2021.

(4) LTIP Units: vested on March 7, 2021 (50%) and will vest on March 7, 2022 (50%).

(5) LTIP Units: will vest in equal amounts on July 6, 2021 and 2022.

(6) LTIP Units: will vest in equal amounts on December 17, 2021 and 2022.

(7) LTIP Units: vested on March 8, 2021 (33%) and remainder will vest in equal amounts on March 8, 2022 and 2023.

(8) LTIP Units: vested on March 15, 2021 (33%) and remainder will vest in equal amounts on March 15, 2022 and 2023.

(9) LTIP Units: will vest in equal amounts on each December 19, 2021, 2022 and 2023.

(10) LTIP Units: vested on March 13, 2021 (25%) and remainder will vest in equal amounts on each of March 15, 2022, 2023 and 2024.

(11) LTIP Units: will vest in equal amounts on each March 27, 2021, 2022, 2023 and 2024.

(12) LTIP Units: will vest in equal amounts on each September 9, 2021, 2022, 2023 and 2024.

(13) LTIP Units: units issued for the 2016-2018 POP Performance Period will vest on January 1, 2026.

(14) LTIP Units: units issued for the 2017-2019 POP Performance Period will vest on January 1, 2027.

(15) RSUs: vested on January 9, 2021.

(16) RSUs: will vest in equal amounts on June 19, 2021 and 2022.

(17) RSUs: will vest in equal amounts on December 6, 2021 and 2022.

(18) For the 2016-2018 Performance Period, column (i) represents the number of POP LTIP Units issued to the NEO in exchange for the POP Allocation originally allocated to the NEO approved on June 3, 2016. These units may be earned if applicable performance hurdles are met with respect to the holdback award amounts for the 2016-2018 Performance Period.

(19) For the 2017-2019 Performance Period, column (i) represents the number of POP LTIP Units issued to the NEO in exchange for the POP Allocation originally allocated to the NEO approved on January 3, 2017. These units may be earned if applicable performance hurdles are met with respect to the holdback award amounts for the 2017-2019 Performance Period.

(20) For the 2018-2020 Performance Period, column (i) represents the number of POP LTIP Units issued to the NEO in exchange for the POP Allocation to the NEO under POP approved on January 2, 2018. No value is presented in column (j) because awards under POP have no threshold value. Actual awards were determined and paid after the end of the three-year performance period on December 31, 2020. As of December 31, 2020, the value of the compensation pool for the 2018-2020 Performance Period was $100.0 million. On January 15, 2021, Mr. Moghadam and each other NEO earned 150,511 and 60,204 POP LTIP units, respectively, for the 2018-2020 Performance Period. See the narrative discussion of POP LTIP Units that follows the Grants of Plan-Based Awards Table for 2020.

(21) For the 2019-2021 Performance Period, column (i) represents the number of POP LTIP Units issued to the NEO in exchange for the POP Allocation to the NEO under POP approved on January 2, 2019. No value is presented in column (j) because awards under POP have no threshold value. Actual awards will not be determined or paid until the end of the three-year performance period. As of December 31, 2020, the projected value of the compensation pool for the 2019-2021 Performance Period was $100.0 million. See the narrative discussion of LTIP Units that follows the Grants of Plan-Based Awards Table for 2020.

(22) For the 2020-2022 Performance Period, column (i) represents the number of POP LTIP Units issued to the NEO in exchange for the POP Allocation to the NEO under POP approved on January 2, 2020. No value is presented in column (j) because awards under POP have no threshold value. Actual awards will not be determined or paid until the end of the three-year performance period. As of December 31, 2020, the projected value of the compensation pool for the 2020-2022 Performance Period was $100.0 million. See the narrative discussion of LTIP Units that follows the Grants of Plan-Based Awards Table for 2020.

Option Exercises and Stock Vested in Fiscal Year 2020*

	Stock Awards	
Name (a)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Hamid Moghadam	337,712[1][2]	$29,818,515[1][2]
Thomas Olinger	100,337[1][3]	$ 8,750,662[1][3]
Eugene Reilly	114,244[1][4]	$ 9,990,528[1][4]
Edward Nekritz	102,754[1][5]	$ 9,023,007[1][5]
Gary Anderson	102,816[1][6]	$ 9,028,332[1][6]
Michael Curless	95,602[1][7]	$ 8,423,759[1][7]

* Columns (b) and (c) have been omitted from this table because they are not applicable.

(1) Under certain conditions, an LTIP Unit is convertible into a common unit of the operating partnership which can then be redeemed into one share of our common stock (or cash at our election). Among other conditions, LTIP Units cannot be converted until they are vested and after the completion of a requisite waiting period from the date of issuance. See "Narrative Discussion to the Summary Compensation Table for Fiscal Year 2020 and the Grants of Plan-Based Awards in Fiscal Year 2020 Table."

(2) Represents the vesting of LTIP Units as presented below:
- 38,276 units with a value of $3,680,237, issued on January 26, 2018, vested on January 26, 2020;
- 65,854 units with a value of $5,655,542, issued on March 7, 2017, vested on March 7, 2020;
- 68,385 units with a value of $5,872,904, issued on March 7, 2018, vested on March 7, 2020;
- 43,550 units with a value of $3,740,074, issued on March 8, 2019, vested on March 8, 2020;
- 19,094 units with a value of $1,485,895, issued on March 13, 2020, vested on March 13, 2020;
- 10,742 units with a value of $835,942, issued on March 15, 2019, vested on March 15, 2020;
- 25,245 units with a value of $2,192,023, issued on May 18, 2017, vested on May 18, 2020;
- 7,900 units with a value of $754,924, issued on July 6, 2018, vested on July 6, 2020;
- 1,265 units with a value of $136,987, issued on October 12, 2017, vested on October 12, 2020;
- 1,216 units with a value of $122,305, issued on December 17, 2018, vested on December 17, 2020;
- 27,451 units with a value of $2,692,120, issued on December 19, 2019, vested on December 19, 2020;
- 4,333 units with a value of $399,546, issued on December 9, 2016, vested on January 15, 2020;
- 24,401 units with a value of $2,250,016, issued on December 11, 2017, vested on January 15, 2020.

(3) Represents the vesting of LTIP Units as presented below:
- 19,366 units with a value of $1,663,152, issued on March 7, 2017, vested on March 7, 2020;
- 21,292 units with a value of $1,828,557, issued on March 7, 2018, vested on March 7, 2020;
- 11,086 units with a value of $952,066, issued on March 8, 2019, vested on March 8, 2020;
- 7,955 units with a value of $619,058, issued on March 13, 2020, vested on March 13, 2020;
- 2,793 units with a value of $217,351, issued on March 15, 2019, vested on March 15, 2020;
- 6,563 units with a value of $569,865, issued on May 18, 2017, vested on May 18, 2020;
- 328 units with a value of $35,519, issued on October 12, 2017, vested on October 12, 2020;
- 7,138 units with a value of $700,024, issued on December 19, 2019, vested on December 19, 2020;
- 1,733 units with a value of $159,800, issued on December 9, 2016, vested on January 15, 2020;
- 9,761 units with a value of $900,062, issued on December 11, 2017, vested on January 15, 2020.

Represents the vesting of shares as presented below:
- 9,952 shares with a value of $885,330, issued on January 9, 2018, vested on January 9, 2020;
- 2,054 shares with a value of $188,701, issued on June 19, 2018, vested on June 19, 2020;
- 316 shares with a value of $31,177, issued on December 6, 2018, vested on December 6, 2020.

(4) Represents the vesting of LTIP Units as presented below:
- 9,952 units with a value of $956,885, issued on January 26, 2018, vested on January 26, 2020;
- 22,846 units with a value of $1,962,014, issued on March 7, 2017, vested on March 7, 2020;

- 24,836 units with a value of $2,132,916, issued on March 7, 2018, vested on March 7, 2020;
- 13,725 units with a value of $1,178,703, issued on March 8, 2019, vested on March 8, 2020;
- 12,199 units with a value of $949,326, issued on March 13, 2020, vested on March 13, 2020;
- 2,793 units with a value of $217,351, issued on March 15, 2019, vested on March 15, 2020;
- 6,563 units with a value of $569,865, issued on May 18, 2017, vested on May 18, 2020;
- 2,054 units with a value of $196,280, issued on July 6, 2018, vested on July 6, 2020;
- 328 units with a value of $35,519, issued on October 12, 2017, vested on October 12, 2020;
- 316 units with a value of $31,783, issued on December 17, 2018, vested on December 17, 2020;
- 7,138 units with a value of $700,024, issued on December 19, 2019, vested on December 19, 2020;
- 1,733 units with a value of $159,800, issued on December 9, 2016, vested on January 15, 2020;
- 9,761 units with a value of $900,062, issued on December 11, 2017, vested on January 15, 2020.

(5) Represents the vesting of LTIP Units as presented below:
- 9,952 units with a value of $956,885, issued on January 26, 2018, vested on January 26, 2020;
- 19,553 units with a value of $1,679,212, issued on March 7, 2017, vested on March 7, 2020;
- 21,665 units with a value of $1,860,590, issued on March 7, 2018, vested on March 7, 2020;
- 11,086 units with a value of $952,066, issued on March 8, 2019, vested on March 8, 2020;
- 9,812 units with a value of $763,570, issued on March 13, 2020, vested on March 13, 2020;
- 2,793 units with a value of $217,351, issued on March 15, 2019, vested on March 15, 2020;
- 6,563 units with a value of $569,865, issued on May 18, 2017, vested on May 18, 2020;
- 2,054 units with a value of $196,280, issued on July 6, 2018, vested on July 6, 2020;
- 328 units with a value of $35,519, issued on October 12, 2017, vested on October 12, 2020;
- 316 units with a value of $31,783, issued on December 17, 2018, vested on December 17, 2020;
- 7,138 units with a value of $700,024, issued on December 19, 2019, vested on December 19, 2020;
- 1,733 units with a value of $159,800, issued on December 9, 2016, vested on January 15, 2020;
- 9,761 units with a value of $900,062, issued on December 11, 2017, vested on January 15, 2020.

(6) Represents the vesting of LTIP Units as presented below:
- 9,952 units with a value of $956,885, issued on January 26, 2018, vested on January 26, 2020;
- 19,553 units with a value of $1,679,212, issued on March 7, 2017, vested on March 7, 2020;
- 21,727 units with a value of $1,865,915, issued on March 7, 2018, vested on March 7, 2020;
- 11,086 units with a value of $952,066, issued on March 8, 2019, vested on March 8, 2020;
- 9,812 units with a value of $763,570, issued on March 13, 2020, vested on March 13, 2020;
- 2,793 units with a value of $217,351, issued on March 15, 2019, vested on March 15, 2020;
- 6,563 units with a value of $569,865, issued on May 18, 2017, vested on May 18, 2020;
- 2,054 units with a value of $196,280, issued on July 6, 2018, vested on July 6, 2020;
- 328 units with a value of $35,519, issued on October 12, 2017, vested on October 12, 2020;
- 316 units with a value of $31,783, issued on December 17, 2018, vested on December 17, 2020;
- 7,138 units with a value of $700,024, issued on December 19, 2019, vested on December 19, 2020;
- 1,733 units with a value of $159,800, issued on December 9, 2016, vested on January 15, 2020;
- 9,761 units with a value of $900,062, issued on December 11, 2017, vested on January 15, 2020.

(7) Represents the vesting of LTIP Units as presented below:
- 9,952 units with a value of $956,885, issued on January 26, 2018, vested on January 26, 2020;
- 16,805 units with a value of $1,443,213, issued on March 7, 2017, vested on March 7, 2020;
- 20,174 units with a value of $1,732,543, issued on March 7, 2018, vested on March 7, 2020;
- 10,030 units with a value of $861,376, issued on March 8, 2019, vested on March 8, 2020;
- 7,955 units with a value of $619,058, issued on March 13, 2020, vested on March 13, 2020;
- 2,793 units with a value of $217,351, issued on March 15, 2019, vested on March 15, 2020;
- 6,563 units with a value of $569,865, issued on May 18, 2017, vested on May 18, 2020;
- 2,054 units with a value of $196,280, issued on July 6, 2018, vested on July 6, 2020;
- 328 units with a value of $35,519, issued on October 12, 2017, vested on October 12, 2020;
- 316 units with a value of $31,783, issued on December 17, 2018, vested on December 17, 2020;
- 7,138 units with a value of $700,024, issued on December 19, 2019, vested on December 19, 2020;
- 1,733 units with a value of $159,800, issued on December 9, 2016, vested on January 15, 2020;
- 9,761 units with a value of $900,062, issued on December 11, 2017, vested on January 15, 2020.

Nonqualified Deferred Compensation in Fiscal Year 2020*

Name (a)	Plans	Executive Contributions in Last FY ($) (b)	Aggregate Earnings In Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Hamid Moghadam	AMB NQ Plans & 2012 NQDC Plan	—	$14,421,484[1]	—	$112,438,414
	Notional Account NQDC Plan[2]	—	$10,475,636	—	$ 67,280,296
Thomas Olinger	AMB NQ Plans & 2012 NQDC Plan	—	$ 375,845[1]	—	$ 3,246,000
Eugene Reilly		—	—	—	
Edward Nekritz		—	—	—	—
Gary Anderson		—	—	—	—
Michael Curless		—	—	—	—

*   Column (c) has been omitted from this table because it is not applicable.

(1)   Represents earnings that are computed based on the specific investment options that are elected by the NEO, as described in the narrative discussion that follows these footnotes. Primarily these earnings consist of the dividends paid on the shares of our common stock deferred by the NEO and the change in the market value of those shares. These amounts are not included in the NEO's total compensation presented in the Summary Compensation Table for Fiscal Year 2020 above.

(2)   Participants in our nonqualified deferred compensation plans prior to the Merger received a lump-sum payment, triggered by the Merger, equal to the value of their account balance in June 2011. After the Merger, we established a new nonqualified deferred compensation plan that is discussed in further detail below. Under this Notional Account NQDC Plan, an initial account credit value was established for the NEO. Participants in the Notional Account NQDC are credited with the excess in value, if any, of their Notional Earnings Account (representing the initial account credit value plus the cumulative earnings or losses associated with the underlying, hypothetical investments, if any) over the initial account credit value. The amount in column (f) represents the excess of the participant's notional earnings account value over the initial account credit value as of December 31, 2020. The extent to which this excess is attributable to changes in values during 2020 is reflected as earnings for 2020 in column (d). The initial account credit value is not reflected in this table because the participant does not have a right to the initial account credit value. See the narrative discussion that follows these footnotes.

Narrative Discussion to Nonqualified Deferred Compensation in Fiscal Year 2020 Table

2012 NQDC Plan

Effective 2012, we established a nonqualified deferred compensation plan (the "2012 NQDC Plan"). The 2012 NQDC Plan allows certain eligible employees and non-employee directors of the company and our participating subsidiaries to elect to defer up to 100% of their eligible compensation, such as annual salary, bonus, equity awards and directors' fees, that were earned and vested on or after January 1, 2012. The deferred compensation under the 2012 NQDC Plan is our unsecured obligation and amounts deferred are held in a rabbi trust. Participants select from various investment options available under the plan to earn investment credits on their elective deferrals. There are no guaranteed returns for any of the investment options or for any participants in the plans. The amount of earnings that a participant receives depends on the participant's investment elections related to cash balances in the account and, with respect to shares of our common stock that have been deferred, the dividends earned on that stock and the change in market value of the stock during the period. The 2012 NQDC Plan offers a variety of investment choices with respect to cash contributions. Our common stock is not an investment option available with respect to deferrals of cash compensation. The NEOs did not elect to defer any of their 2020 compensation (salary, bonus or equity awards) under the 2012 NQDC Plan.

If a participant elects to defer the receipt of an equity award, the underlying common stock is held in the rabbi trust, which cannot be reinvested in any other investment option. Cash dividends earned on these shares of our common stock after deferral are credited with earnings and losses based on specific investment options, other than our common stock, that are selected by the participant. Distributions under these plans are made in a lump sum payment upon termination of employment, or service as a non-employee director, or in the event of a change in control or death of a participant. With respect to equity awards deferred by non-employee directors, participants may elect to receive distributions prior to termination of service.

We have reserved the right under the 2012 NQDC Plan to make discretionary matching contributions to participant accounts from time to time. No such discretionary contributions have been made. The participants' elective deferrals and matching contributions, if any, are fully vested at all times. We pay all of the administrative costs associated with the 2012 NQDC Plan. Generally, the compensation that is deferred is tax-deferred until it is distributed to the participant. However, amounts deferred are subject to FICA and Medicare employee and employer taxes in accordance with statutory requirements.

In December 2014, the 2012 NQDC Plan was amended, primarily to allow for LTIP Units to be issued in lieu of other deferred compensation upon a distribution event.

AMB NQ Plans

Prior to the Merger, we maintained two nonqualified deferred compensation plans: (i) the Amended and Restated AMB 2005 Nonqualified Deferred Compensation Plan (the "2005 NQ Plan") and (ii) the Amended and Restated Nonqualified Deferred Compensation Plan (the "2002 NQ Plan") (together, the "AMB NQ Plans"). The AMB NQ Plans allowed our directors and certain eligible employees to defer certain compensation, including the receipt of restricted stock awards and, in the case of the 2002 NQ Plan, gains from exercise of stock options, received under our equity compensation plans. The AMB NQ Plans provided that upon a change in control, such as the Merger in June 2011, participants would receive a lump-sum payment equal to the vested account balance. Such distributions were made in 2011.

Compensation subject to deferral elections made under the AMB NQ Plans prior to the Merger with respect to compensation earned in 2011 and beyond was not subject to the distributions under the AMB NQ Plans triggered by the Merger. Mr. Moghadam has deferred certain gains resulting from the exercise of stock options under the 2002 NQ Plan. In addition, Mr. Moghadam and Mr. Olinger have deferred shares of our common stock received upon vesting of certain equity awards under the 2005 NQ Plan.

The deferred compensation under the AMB NQ Plans is our unsecured obligation and amounts deferred are held in a rabbi trust. Participants select from various investment options available under the plans to receive investment credit on their elective deferrals. There are no guaranteed returns for any of the investment options or for any participants in the plans. The amount of earnings that a participant receives depends on the participant's investment elections related to cash balances in the account and, with respect to deferred shares of our common stock, the dividends earned on the stock and the change in market value of the stock during the period. Cash dividends earned on shares of our common stock after deferral are credited earnings and losses based on specific investment options, other than our common stock, selected by the participant. Distributions under these plans are made in either a lump sum payment or installments. Participants can elect a specific distribution date in accordance with Section 409A of the Internal Revenue Code or, if no election is made, the amounts will be distributed upon termination of the participant's employment with us. Distributions are also made in the event of change in control or a participant's death or disability.

In December 2014, the 2005 NQ Plan was amended, primarily to allow for LTIP Units to be issued in lieu of other deferred compensation upon a distribution event under the plan.

Notional Account NQDC Plan

The Notional Account NQDC Plan was adopted in conjunction with the Merger with the purpose of providing the opportunity for certain participants of the AMB NQ Plans to continue to receive tax deferred earnings with respect to taxes on distributions triggered by the Merger.

Each participant in the AMB NQ Plans who continued to be employed by us after the Merger or continued as a non-employee director after the Merger received an initial account credit in a notional earnings account under the Notional Account NQDC Plan. Mr. Moghadam and Mr. Olinger participate in the Notional Account NQDC Plan. The initial account credit value for a participant was equal to the deemed amount of the tax liability on the distributions they received in 2011 that were triggered by the Merger. The initial account credit value is either invested in our common stock or hypothetically invested in measurement funds selected by the participant, which do not include our common stock. Measurement funds are used for measurement purposes only and plan participants do not have rights in or to the underlying hypothetical investments.

A notional earnings account is credited with hypothetical earnings or charged with hypothetical losses associated with the underlying hypothetical investments in measurement funds. Upon a distribution event under the plan, the participant is entitled to the excess, if any, of the value in the notional earnings account (representing the value of the initial account credit plus cumulative earnings or losses associated with the underlying hypothetical investments, if any) over the initial account credit value.

Mr. Moghadam's initial account credit value was in the amount of $25,798,616. A rabbi trust was created to hold shares of our common stock and cash in the amount of Mr. Moghadam's initial account credit balance. We issued 803,945 shares of our common stock to the rabbi trust representing Mr. Moghadam's initial account credit value. The number of shares was determined based on the price of our common stock at the time, $32.09 per share. Mr. Moghadam is entitled to direct the voting of these shares and, as such, they are reflected as beneficially owned by him in the stock ownership table presented below. Mr. Moghadam is not entitled to receive these shares upon distribution of his notional earnings account under the plan. Upon a distribution event under the plan, Mr. Moghadam is entitled to the excess, if any, of the value in the notional earnings account (representing the value of the initial account credit plus cumulative earnings or losses associated with the underlying common stock, if any) over the initial account credit value.

Mr. Olinger's initial account credit value was hypothetically invested in measurement funds selected by him. The initial account credit value for Mr. Olinger was $122,697.

In December 2014, the Notional Account NQDC Plan was amended, primarily to allow for LTIP Units to be issued in lieu of other deferred compensation upon a distribution event under the plan.

In September 2020, the Compensation Committee approved a form of amendment to the Notional Account NQDC Plan, which allows for the conversion of a notional stock account under the plan into an account structure intended to operate more similarly to accounts under our 2012 NQDC Plan. The value of a current notional stock account will be determined using the stock price on the day of conversion. The account value upon conversion can be invested all or in part in investment options available under the plan, including our common stock or cash. This amendment has not been effected yet.

Investment funds and returns for 2020

The participants in our nonqualified deferred compensation plans can elect measurement funds that are the same investment funds that are available to participants in our 401(k) Plan, with the exception of investments in our company stock. Our company stock is not an available investment option under the nonqualified deferred compensation plans. These investment funds are shown below with the returns earned by these investment funds in 2020:

Vanguard Treasury M/M Fund	0.47%	American Funds Growth Fund of AM R6	38.28%
American Funds Washington Mutual R6	8.08%	Fidelity 500 Index Fund	18.40%
Vanguard Growth Index Fund Inst.	40.20%	Fidelity Mid Cap Index Fund	17.11%
American Beacon Small Cap Value	4.03%	Vanguard Target Retirement 2015	10.32%
Vanguard Target Retirement 2020	12.04%	Vanguard Target Retirement 2025	13.30%
Vanguard Target Retirement 2030	14.10%	Vanguard Target Retirement 2035	14.79%
Vanguard Target Retirement 2040	15.47%	Vanguard Target Retirement 2045	16.30%
Vanguard Target Retirement 2050	16.39%	Vanguard Target Retirement 2055	16.32%
Vanguard Target Retirement 2060	16.32%	Vanguard Target Retirement 2065	16.17%
Vanguard Small Cap Growth Index	35.31%	Artisan International Inst.	7.82%
Fidelity Total International Index Fund	11.07%	Invesco Global Real Estate Fund R5	-12.14%
Vanguard Balanced Index Fund Inst.	16.41%	Vanguard Target Retirement Inc	10.02%
Fidelity ST Bond Index Fund	4.68%	Fidelity US Bond Index Fund	7.80%
Metropolitan High Yield Bond	11.77%	PIMCO Real Return Inst.	12.09%
Vanguard ST Bond Index Admiral	4.54%		

Potential Payments Upon Termination or Change in Control

We have change in control and noncompetition agreements (the "CIC Agreements") with our NEOs. The CIC Agreements are subject to automatic one-year extensions. Some form of benefits (cash payments and/or acceleration of vesting of unvested equity awards) are provided to our NEOs: (i) in the CIC Agreements; (ii) under the equity award agreements; or (iii) under the terms of POP. These benefits are available under the following scenarios: (1) death; (2) disability; (3) retirement (as defined and under certain circumstances); and (4) termination without cause or termination by employee for good reason within two years of a change in control (as defined).

In the event of a change in control, the CIC Agreements provide for severance benefits on a "double-trigger" basis with severance benefits payable only upon termination of employment (which is, generally, termination without cause or termination by employee for good reason as such term is defined in the CIC Agreements), within two years following the change in control. Under the CIC Agreements, in consideration for the rights to receive such severance payments, the NEO is subject to confidentiality obligations during employment and after termination, non-competition obligations during the term of employment and non-solicitation obligations for two years after the date of termination. A change of control, as defined in the CIC Agreements, generally occurs upon: (i) the consummation of a transaction, approved by our stockholders, to merge or consolidate the company with another entity, sell or otherwise dispose of all or substantially all of its assets or adopt a plan of liquidation; provided, however, that a change in control shall not occur if a transaction results in 50% or more of the beneficial ownership of the voting power of the company or other relevant entity being held by the same persons (although not necessarily in the same proportion) who held the voting power of the company immediately prior to the transaction (except that upon the completion of the transaction, employees or employee benefit plans of the company may be a new holder of such beneficial ownership); (ii) the beneficial ownership of securities representing 50% or more of the combined voting power of the company is acquired, other than from the company, by any person (with certain exceptions); or (iii) at any time during any period of two consecutive years, board members at the beginning of such period cease to constitute at least a majority of the Board (unless the election or the nomination for election of each new director was approved by a vote of at least two-thirds of the directors still in office at the time of such election or nomination who were directors at the beginning of such period).

Potential payments due to the NEOs under the scenarios listed above are presented in the table below based on the assumption that a termination occurred as of December 31, 2020. The acceleration of vesting of unvested equity awards benefit is estimated using the closing stock price of our common stock on December 31, 2020 of $99.66 per share. Under our company policy, each of our employees would be paid for their earned and unused vacation benefits upon termination under any termination scenario, so the value of this benefit is not included in the amounts below. Because the termination scenarios are as of December 31, 2020, the NEOs would have completed the performance year such that they would receive their annual bonus and their annual long-term equity incentive award for the 2020 performance year. Therefore, these payments are not considered to be severance benefits and such amounts are not included in the amounts presented.

Name of Executive/Type of Benefit	Death	Disability	After Change in Control: Termination without Cause or Voluntary Termination for Good Reason[1]
Hamid Moghadam			
Cash severance (salary and bonus)[2]	$ 1,500,000	—	$ 5,000,000
Health and welfare benefits[3]	—	—	$ 70,989
280G adjustment[4]	—	—	—
Equity awards (vesting accelerated)[5][6][7]	$136,180,350	$136,180,350	$136,180,350
Total Estimated Value	**$137,680,350**	**$136,180,350**	**$141,251,339**
Thomas Olinger			
Cash severance (salary and bonus)[2]	$ 350,000	—	$ 2,700,000
Health and welfare benefits[3]	—	—	$ 105,189
280G adjustment[4]	—	—	—
Equity awards (vesting accelerated)[5][6]	$ 43,354,209	$ 43,354,209	$ 43,354,209
Total Estimated Value	**$ 43,704,209**	**$ 43,354,209**	**$ 46,159,398**
Eugene Reilly			
Cash severance (salary and bonus)[2]	$ 350,000	—	$ 2,700,000
Health and welfare benefits[3]	—	—	$ 90,200
280G adjustment[4]	—	—	—
Equity awards (vesting accelerated)[5][6]	$ 46,667,048	$ 46,667,048	$ 46,667,048
Total Estimated Value	**$ 47,017,048**	**$ 46,667,048**	**$ 49,457,248**
Edward Nekritz			
Cash severance (salary and bonus)[2]	$ 350,000	—	$ 2,700,000
Health and welfare benefits[3]	—	—	$ 105,189
280G adjustment[4]	—	—	—
Equity awards (vesting accelerated)[5][6]	$ 44,356,630	$ 44,356,630	$ 44,356,630
Total Estimated Value	**$ 44,706,630**	**$ 44,356,630**	**$ 47,161,819**
Gary Anderson			
Cash severance (salary and bonus)[2]	$ 350,000	—	$ 2,700,000
Health and welfare benefits[3]	—	—	$ 105,189
280G adjustment[4]	—	—	—
Equity awards (vesting accelerated)[5][6]	$ 44,359,719	$ 44,359,719	$ 44,359,719
Total Estimated Value	**$ 44,709,719**	**$ 44,359,719**	**$ 47,164,908**
Michael Curless			
Cash severance (salary and bonus)[2]	$ 350,000	—	$ 2,700,000
Health and welfare benefits[3]	—	—	$ 113,376
280G adjustment[4]	—	—	—
Equity awards (vesting accelerated)[5][6]	$ 42,797,010	$ 42,797,010	$ 42,797,010
Total Estimated Value	**$ 43,147,010**	**$ 42,797,010**	**$ 45,610,386**

(1) Cause is generally defined in the CIC Agreements as: (i) the willful and continued failure by the executive to substantially perform specified duties; (ii) the engaging in conduct that is demonstrably injurious to the company (monetarily or otherwise); or (iii) the engaging in egregious misconduct involving serious moral turpitude. Termination by employee for good reason, as generally defined in the CIC Agreements, can occur should we: (i) change the executive's duties such that they are inconsistent with the position held prior to the change in control and

results in a material diminution in the executive's authority, duties, or responsibilities; (ii) material reduction in the executive's annual base compensation after the change in control; (iii) relocate the executive's place of employment more than 50 miles from the current location or require the executive to be based anywhere other than where the executive was based prior to the change in control without the executive's written consent resulting in a material change to geographic location; or (iv) not comply with the provisions of the agreements or arrangements pertaining to the officer's compensation and benefits.

(2) Under the death and disability scenarios contained in the CIC Agreements, the NEO would receive a cash severance payment equal to his annual base salary plus the annual bonus amount that he received or was entitled to receive for the most recent annual period (target level for 2020) less amounts that would be paid to the executive from other company benefits. The starting amount under each scenario ($2,500,000 for Mr. Moghadam and $1,350,000 for each of the other NEOs) is based on the executive's annual base salary (or in the case of Mr. Moghadam, salary plus any equity compensation paid in lieu of salary) as of December 31, 2020 ($1,000,000 for Mr. Moghadam and $600,000 for each of the other NEOs) and the executive's annual bonus at target for 2020 ($1,500,000 for Mr. Moghadam and $750,000 for each of the other NEOs). Under the death scenario, each executive's severance payment has been reduced by $1,000,000, which is the approximate present value of the life insurance benefit provided by the company. The life insurance benefit provided by the company is two times base salary with a limit of $1,000,000. Under the disability scenario, the starting amount is the same as under the death scenario and each executive's severance payment has been reduced to zero based on the expected present value of future disability benefits that the executive would receive that are provided and funded by the company. The annual disability benefit provided by the company is 60% of base salary subject to a maximum of $204,000 per year. For this purpose, it is assumed that the present value of the future annual disability benefits to be received will be in excess of the payments required under the CIC Agreements. Under the change in control scenario, the NEO would receive cash severance equal to two times his annual base salary (or, in the case of Mr. Moghadam, base salary plus equity compensation paid in lieu of salary) and two times his annual bonus (at target) for the current year.

(3) In the change in control scenario contained in the CIC Agreements, the NEO would receive a cash payment equal to the cost of continuation of health insurance coverage in place at the date of termination for 24 months. Additionally, the CIC Agreements provide for the payment of an amount equal to two times the company's matching contribution under the 401(k) Plan ($34,200) and for outplacement services for one year with an estimated value of $25,000.

(4) The CIC Agreements provide for the reduction of any payments to which the NEO is entitled after a change in control should such payments constitute a "parachute payment" (as defined in Section 280G of the Internal Revenue Code). Such payments shall be either (a) reduced (but not below zero) so that the aggregate present value of the payment shall be $1.00 less than three times the officer's "base amount" (also as defined in Section 280G of the Internal Revenue Code) so that no portion of the payment will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or (b) paid in full, whichever produces the better net after-tax result for the NEO (taking into account any applicable excise tax under Section 4999 and any applicable income taxes). Under the scenarios for 2020, none of the NEOs would receive a better net after-tax result with a reduction.

(5) The estimates for each scenario reflect the value that would be realized as of December 31, 2020 as a result of accelerated vesting of earned but unvested stock awards, LTIP Units and POP LTIP Units. Values are included to the extent that vesting would be accelerated under the applicable scenario under the terms of the applicable agreements. All stock options held by the NEOs are vested so no additional value is realized under any scenario related to stock options. For each scenario, the value attributable to stock awards is computed based on the closing price of our common stock on December 31, 2020 ($99.66).

Under the death and disability scenarios, awards under POP would not be paid until the end of the applicable performance period and the actual awards paid would be based on performance for the entire performance period. Under these scenarios, the value of the POP Allocation to each NEO (and the POP LTIP Units exchanged for such POP Allocations) for the 2016-2018 performance period, 2017-2019 performance period, 2018-2020 performance period, 2019-2021 performance period and 2020-2022 performance period is computed as of December 31, 2020 using estimated compensation pools based on actual performance for the performance period through December 31, 2020. As of December 31, 2020, we estimate the aggregate compensation pool for these performance periods is $115.0 million for the 2016-2018 performance period, $142.1 million for the 2017-2019 performance period, $100.0 million for the 2018-2020 performance period, $100.0 million for the 2019-2021 performance period and $100.0 million for the 2020-2022 performance period. We have included values based on these estimated amounts assuming that applicable performance hurdles will be met at the applicable measurement dates.

As of December 31, 2020, the value of the aggregate compensation pool for the 2016-2018 performance period is $115.0 million, assuming that Base Value awards (as Base Value is defined in POP) and Excess Value awards (as Excess Value is defined in POP) have met all applicable performance hurdles. Awards for the 2016-2018 performance period were determined by the Compensation Committee on January 9, 2019 (with respect to the Base Value awards) and on January 15, 2020 and January 15, 2021 (with respect to the first and second tranches of Excess Value awards). The portions of the awards that vested immediately in January 2019, 2020 and 2021 are excluded from the death, disability, and change in control calculations (as the participant would have been paid these portions regardless of death, disability or a change in control). The portions of the awards that are subject to cliff vesting that would accelerate upon termination are included in the death, disability and change in control amounts. The value of the Excess Value awards for which performance hurdles have not yet been met are also included in the death, disability and change in control amounts, assuming that performance hurdles will be met and such Excess Value awards would be paid.

As of December 31, 2020, the value of the aggregate compensation pool for the 2017-2019 performance period is $142.1 million, assuming that Base Value awards and Excess Value awards have met all applicable performance hurdles. Awards for the 2017-2019 performance period were determined by the Compensation Committee on January 15, 2020 (with respect to the Base Value awards for the performance period) and on January 15, 2021 (with respect to the first tranche of Excess Value awards). The portion of that award that vested immediately in January 2020 and January 2021 is excluded from the death, disability, and change in control amounts (as the participant would have been paid this portion regardless of death, disability or a change in control). The portion of the award that is subject to cliff vesting that would accelerate upon termination are included in the death, disability and change in control amounts. The value of the Excess Value awards for which performance hurdles have not yet been met are also included in the death, disability and change in control calculations, assuming that such performance hurdles will be met and such Excess Value awards would be paid.

As of December 31, 2020, the value of the aggregate compensation pool for the 2018-2020 performance period is $100.0 million, assuming that Base Value awards have met all applicable performance hurdles. Awards for the 2018-2020 performance period were determined by the Compensation Committee on January 15, 2021. The portion of that award that vested immediately in January 2021 is excluded from the death, disability, and change in control amounts (as the participant would have been paid this portion regardless of death, disability or a change in control). The portion of the award that is subject to cliff vesting that would accelerate upon termination are included in the death, disability and change in control amounts.

Under the change in control scenario, the Compensation Committee would determine the size of the compensation pool and pay awards according to the applicable POP agreements. Under this scenario, the values of the POP Allocations allocated to each NEO (and the POP LTIP Units exchanged for such POP Allocations) for the 2016-2018, 2017-2019, 2018-2020, 2019-2021 and 2020-2022 performance periods are computed consistently with the values applicable to the death and disability scenarios (assuming that, upon a change in control, the Compensation Committee awards the full estimated value of the compensation pools (assuming all applicable performance hurdles are met) as of December 31, 2020 and the change in control occurs on December 31, 2020). As we are including amounts that are contingent upon future performance, there is no assurance that these estimates will be realized. Change in control amounts for the 2020-2022 performance period were prorated in accordance with the applicable POP provision governing change in controls occurring on or before the first anniversary of the beginning of the performance period.

(6) Any applicable retirement benefit with respect to equity compensation has been waived by our NEOs. Therefore, no acceleration benefit is reported for a retirement scenario except as stated below with respect to Mr. Moghadam.

(7) Mr. Moghadam had 161,605 shares for which retirement eligibility had not been waived. Therefore, the vesting of these shares would accelerate under the retirement scenario on December 31, 2020. The value attributable to these shares is $16,105,54 based on the closing price of our common stock on December 31, 2020 ($99.66).

CEO Pay Ratio

We provide fair and equitable compensation to our employees through a combination of competitive base pay, incentives, retirement plans and other benefits. As required by Section 953(b) of the Dodd-Frank Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of our CEO, Mr. Moghadam:

For 2020, our last completed fiscal year:

- the annual total compensation of the employee identified at the median of our company as of December 31, 2020 (other than the CEO) was $104,192; and

- the annual total compensation of our CEO, as reported in the Summary Compensation Table included in this Proxy Statement, was $34,432,677.

Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all other employees was 330 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay ratios within our industry will also differ and may not be comparable depending on the size, scope, global breadth and structure of the company.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments, and estimates that we used were as follows:

- We identified our median compensated employee as of December 31, 2020.

- To identify the median employee, we calculated compensation of our employees using their 2020 annual base salaries, bonuses for the 2020 performance year (including any bonus exchange premium received), annual LTI equity awards paid in 2020, value of POP Allocations for the 2020-2022 performance period, PPP awards paid in 2020 and company contributions to applicable retirement plans.

- As of December 31, 2020, our employee population consisted of 1,937 individuals. The total number of U.S. and non-U.S. employees were 1,090 and 847, respectively.

- We did not exclude any employees from our employee population. We excluded a limited number of temporary agency employees, whose compensation is determined by the agency and who are not considered our employees for purposes of the pay ratio calculation.

- We annualized the base pay and cash incentive bonus for 2020 new hires.

- Foreign salaries were converted to U.S. dollars at the December 31, 2020 exchange rate.

- No cost of living adjustments were utilized in the compensation calculation.

- Once the median employee was identified, we calculated the total compensation for our median employee for 2020 using the same methodology we used to calculate Mr. Moghadam's total compensation in the Summary Compensation Table for the Fiscal Year 2020.

Advisory Vote to Approve the Company's Executive Compensation for 2020 (Proposal 2)

The Dodd-Frank Act allows our stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with SEC rules.

The compensation of our NEOs is discussed above under "Executive Compensation." Our executive compensation programs are designed to attract, motivate and retain our NEOs, who are critical to our success. Under these programs, our NEOs are rewarded for the achievement of specific annual, long-term and strategic goals and the realization of increased stockholder value. Please read the CD&A for additional details about our executive compensation programs, including information about the compensation of our NEOs for 2020.

This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation that is described in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the annual meeting:

"RESOLVED, that the company's stockholders approve, on an advisory basis, the company's 2020 executive compensation, as discussed and disclosed in the company's proxy statement for the 2021 annual meeting of stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Executive Compensation Tables and related narratives."

You may vote for, vote against or abstain from voting to approve the above resolution on the company's executive compensation for 2020. Assuming a quorum is present, to be approved by the stockholders, the proposal must receive the affirmative vote of a majority of the shares of common stock having voting power present in person or by proxy at the annual meeting. Abstentions and broker non-votes are considered voting power present in person or by proxy and thus will have the same effect as votes cast "Against" the proposal.

As an advisory vote, this proposal is not binding on the company. However, the Compensation Committee values the opinions of our stockholders and reviews and considers the voting results when making executive compensation decisions. The company currently intends to hold an advisory vote on its executive compensation on an annual basis.

The Board unanimously recommends that the stockholders vote, on an advisory basis, FOR the approval of our 2020 executive compensation, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

Director Compensation

115 Director Compensation

116 Nonqualified Deferred Compensation Plans for Directors

116 2012 NQDC Plan and AMB NQ Plans

116 Notional Account NQDC Plan

117 ProLogis Deferred Fee Plan for Trustees

118 Director Compensation for Fiscal Year 2020

Director Compensation

Non-employee directors are compensated with a mix of cash and equity-based compensation, with a higher percentage of the overall mix in equity-based compensation. An employee who also serves as a member of the Board, such as Mr. Moghadam, does not receive additional compensation for service on the Board.

In April 2020, FW Cook conducted a competitive review of our non-employee director compensation to ensure that our compensation levels are competitive, and the structure of the program is consistent with corporate governance best practices. This analysis used the same comparison group of general industry companies that is used to evaluate executive compensation and are listed above under "Compensation Discussion and Analysis."

FW Cook's review found that (i) our non-employee director compensation is just above the 75th percentile of the comparison group and (ii) the mix between the cash and equity components of our non-employee director compensation (39% in cash and 61% in equity) was consistent with median competitive practice.

The Compensation Committee recommended no increases to director compensation. The recommendations were approved by the full Board.

Compensation applicable to service on the Board by our non-employee directors for 2020 (starting in July 2020) was as follows:

- **Annual cash retainer:** $120,000

- **Annual equity awards:** Valued on the grant date at $190,000

  - In the form of deferred share units ("DSUs"), each convertible into one share of our common stock, that will vest upon the earlier of one year from the grant date or the date of the next annual meeting. After vesting, receipt of the underlying common stock is deferred until at least three years from the grant date. The DSUs earn dividend equivalent units ("DEUs") while they are outstanding.

- Lead independent director retainer: $50,000

- Annual retainer for serving as chair of a committee:

  - Audit: $30,000

  - Compensation: $25,000

  - Governance: $20,000

  - Executive: None

- **Excess meeting fee:** Meeting fee of $1,500 for each meeting attended in excess of a combined 20 Board and committee meetings per year.

The equity component of the compensation paid to our directors is awarded under the terms of the 2020 LTIP. See the narrative discussion that follows the Grants of Plan-Based Awards for Fiscal Year 2020 table above under "Executive Compensation." In addition, we reimburse our directors for reasonable travel costs incurred to attend the meetings of the Board and its committees.

Nonqualified Deferred Compensation Plans for Directors

2012 NQDC Plan and AMB NQ Plans

Ms. Bita and Messrs. Fotiades, Losh and Webb elected to defer receipt of their annual retainers and other fees earned, as applicable, in 2020. The compensation earned by these directors has been converted into phantom shares in a hypothetical fee deferral account, under the terms of the 2012 NQDC Plan. The footnotes to the Director Compensation for Fiscal Year 2020 table below contain information on the amount of deferrals applicable to these directors.

In 2012, Mr. Fotiades deferred his annual cash retainer into a cash account under the 2012 NQDC Plan. As of December 31, 2020, Mr. Fotiades' balance in the cash account under the 2012 NQDC Plan was $292,515, including a gain in 2020 of $68,651.

See discussion of our deferred compensation plans in the narrative that follows the Nonqualified Deferred Compensation in Fiscal Year 2020 table above under "Executive Compensation."

Notional Account NQDC Plan

Under the Notional Account NQDC Plan, Mr. Losh and Ms. Kennard received an initial account credit value in a notional earnings account equal to the amount of the deemed tax liability on the distributions they received in 2011 triggered by the Merger. The initial account credit value is hypothetically invested in measurement funds selected by the participant, which do not include our company stock. Measurement funds are used for measurement purposes only and plan participants do not have rights in or to the underlying hypothetical investments. Notional earnings accounts are credited with hypothetical earnings or charged with hypothetical losses associated with the underlying hypothetical investments. Upon their retirement from the Board, Mr. Losh and Ms. Kennard are entitled to the excess, if any, of the value in their notional earnings account (representing the value of the initial account credit plus cumulative earnings or losses associated with the underlying hypothetical investments, if any) over their initial account credit value.

The initial account credit values for Mr. Losh and Ms. Kennard were $469,558 and $98,047, respectively. As of December 31, 2020, the value of the notional earnings account exceeded the initial credit value for Ms. Kennard by $99,377, including an increase attributable to 2020 of $38,215. Mr. Losh was fully paid out in the third quarter of 2020. His payout was $743,746 and included a decrease attributable to 2020 of $33,825.

See discussion of our deferred compensation plans in the narrative that follows the Nonqualified Deferred Compensation in Fiscal Year 2020 table above under "Executive Compensation."

ProLogis Deferred Fee Plan for Trustees

This plan, which was assumed by us in the Merger, allowed members of the Trust's board to receive their fees currently or elect to defer the receipt of their fees until after their board service ended. Deferrals were in the form of cash or Trust common shares. For those choosing shares, fees earned were credited to hypothetical fee deferral accounts based on the closing price of the common shares as of the date of the deferral. Under the Merger agreement, the Trust common shares in the deferral account were converted to our common stock using the Merger exchange ratio. Each share in the hypothetical account represents one share of our common stock and earns dividends under the same terms as dividends paid on our common stock. Upon retirement from the Board, the participant will be issued the shares of common stock included in their hypothetical fee deferral account pursuant to specific deferral elections, which generally delay payment until the next fiscal year after service on the Board ends. No additional deferrals could be made under this plan after December 31, 2011.

Mr. Fotiades participated in this plan at the time of the Merger. As of December 31, 2020, including amounts earned as dividends, Mr. Fotiades had a balance of 25,145 shares in his hypothetical fee deferral account.

Director Compensation for Fiscal Year 2020*

Name (a)	Fees Earned or Paid in Cash[1] ($) (b)	Stock Awards ($) (c)	All Other Compensation ($) (g)	Total[1] ($) (h)
Cristina Bita	$120,000[2]	$189,967[3]	—[4]	$309,967
George Fotiades	$145,000[2]	$189,967[3]	$12,500[4]	$347,467
Philip Hawkins	$4,615	—[3]	—[4]	$4,615
Lydia Kennard	$120,000	$189,967[3]	$12,500[4]	$322,467
J. Michael Losh	$47,191	—[3]	$12,500[4]	$59,691
Irving Lyons III	$170,000	$189,967[3]	$12,500[4]	$372,467
Avid Modjtabai	$103,384	$189,967[3]	—[4]	$293,351
David O'Connor	$120,000	$189,967[3]	$12,500[4]	$322,467
Olivier Piani	$120,000	$189,967[3]	—[4]	$309,967
Jeffrey Skelton	$140,000	$189,967[3]	$12,500[4]	$342,467
Carl Webb	$142,500[2]	$189,967[3]	$12,500[4]	$344,967
William Zollars	$120,000	$189,967[3]	$12,500[4]	$322,467

* Columns (d), (e) and (f) have been omitted from this table because they are not applicable.

(1) The compensation structure for the Board is described in the narrative discussion that precedes this table. Mr. Moghadam is an employee of the company and does not receive additional compensation associated with his service on the Board.

(2) Directors may elect to defer their compensation under the 2012 NQDC Plan. Under this plan, the cash compensation is converted into phantom shares that are held in a hypothetical fee deferral account under the terms of the 2012 NQDC Plan. As of December 31, 2020, the balance in the hypothetical fee deferral accounts under the 2012 NQDC Plan (which also includes deferrals prior to 2020) and the years in which the deferral was elected were as follows:

- Ms. Bita: (2020): 1,305 shares (including 12 DEUs earned in 2020)
- Mr. Fotiades (2013 to 2016): 13,275 shares (including 327 DEUs earned in 2020)
- Mr. Webb: (2013 to 2020): 17,911 shares (including 417 DEUs earned in 2020)

Based on their individual elections, each of the directors' phantom shares will be distributed to them upon termination of service on the Board. See the discussion above and also the narrative discussion that follows the Nonqualified Deferred Compensation in Fiscal Year 2020 table above under "Executive Compensation."

(3) Represents the grant date fair value of 2,107 DSUs awarded to each of our non-employee directors who were elected at our annual meeting on April 29, 2020. The value of the DSUs is based on the closing price of our common stock on the date of grant which was $90.16 per share. The DSUs vest on the earlier of the date of our next annual meeting or the one-year anniversary of the grant date. These awards are expected to vest on April 29, 2021, the date of our 2021 annual meeting. Receipt of the vested DSUs is deferred until three years from the grant date. Messrs. Lyons and O'Connor have elected to further defer the receipt of the DSUs granted in 2020 until their service on the Board ends. While they are outstanding, DSUs earn DEUs, which are vested and paid to the director under the same terms as the underlying DSU award.

We awarded DSUs under similar terms to our directors in 2017, which were distributed (3,065 shares) in April 2020 to all directors other than Messrs. Fotiades, Lyons and O'Connor, each of whom had previously elected to defer receipt under our 2012 NQDC Plan and Mses. Bita and Modjtabai who were not members of the Board in 2017. Awards granted in 2018 and 2019 are now fully vested and are scheduled to be distributed in April 2021 and May 2022, respectively, unless a specific deferral election has been made by the director.

Prior to the Merger, we granted restricted stock to our directors, and the Trust granted DSUs to members of its board. The restricted stock had a one-year vesting period and directors could elect to defer the awards after vesting under the AMB NQ Plans discussed above. The DSUs granted by the Trust were immediately vested but were required to be deferred until after the director's service ended. The DSUs held by those trustees who joined our Board after the Merger were assumed by us under the Merger agreement, were converted based on the Merger exchange ratio, and continue to be deferred. These DSUs earn DEUs while they are outstanding.

DSUs and associated accrued DEUs outstanding as of December 31, 2020 were as follows and are vested unless otherwise noted (including DSUs and accrued DEUs granted by the Trust prior to the Merger):

- Ms. Bita:

  7,860 shares (2,145 shares unvested)
  3,158 shares to be distributed in April 2021; 2,557 shares to be distributed in May 2022; 2,145 shares to be distributed in April 2023

- Mr. Fotiades:

  52,578 shares (2,145 shares unvested)
  Receipt of all shares deferred until service on the Board ends, except 2,145 shares to be distributed in April 2023

- Ms. Kennard:

  7,860 shares (2,145 shares unvested)
  3,158 shares to be distributed in April 2021; 2,557 shares to be distributed in May 2022; 2,145 shares to be distributed in April 2023

- Ms. Modjtabai

  2,145 shares (2,145 shares unvested)
  2,145 shares to be distributed in April 2023

- Mr. Lyons:

  29,001 shares (2,145 shares unvested)
  Receipt of all remaining shares deferred until service on the Board ends

- Mr. O'Connor:

  15,370 shares (2,145 shares unvested)
  Receipt of all shares deferred until service on the Board ends

- Mr. Piani:

  7,860 shares (2,145 shares unvested)
  3,158 shares to be distributed in April 2021; 2,557 shares to be distributed in May 2022; 2,145 shares to be distributed in April 2023

- Mr. Skelton:

  7,860 shares (2,145 shares unvested)
  3,158 shares to be distributed in April 2021; 2,557 shares to be distributed in May 2022; 2,145 shares to be distributed in April 2023

- Mr. Webb:

  7,860 shares (2,145 shares unvested)
  3,158 shares to be distributed in April 2021; 2,557 shares to be distributed in May 2022; 2,145 shares to be distributed in April 2023

- Mr. Zollars:

  7,860 shares (2,145 shares unvested)
  3,158 shares to be distributed in April 2021; 2,557 shares to be distributed in May 2022; 2,145 shares to be distributed in April 2023

(4) The Prologis Foundation will match the amount of charitable contributions to qualifying organizations made by our directors and all of our employees. Amounts reported represent charitable contributions of our charitable foundation that were paid directly to outside organizations to match qualifying contributions made by the director. The annual maximum amount of matching contributions in one year applicable to our directors is $12,500. Matching contributions in a particular year that are not used may be carried over to the subsequent year.

Security Ownership

The number of shares of our common stock beneficially owned, as of the dates indicated in the footnotes below, by each person known to us to be the beneficial owner of more than five percent, in the aggregate, of our outstanding common stock as of the dates indicated in the footnotes below is as follows:

Name and Address[1]	Number of Shares Beneficially Owned	% of Outstanding Shares of Common Stock
The Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	93,088,245	12.60%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10022	76,214,355	10.3%
State Street Corporation[4] State Street Financial Center One Lincoln Street Boston, MA 02111	41,816,183	5.66%

(1) Entities included have filed a Schedule 13G representing that the shares of common stock they are reporting were acquired and are held in the ordinary course of business, were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Prologis and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

(2) Information regarding beneficial ownership of our common stock by The Vanguard Group, Inc. ("Vanguard") is included herein based on a Schedule 13G/A filed with the SEC on February 10, 2021. Such report provides that Vanguard: (i) is the beneficial owner of all such common shares; (ii) has sole voting power with respect to none of such common shares; (iii) has shared voting power with respect to 2,814,035 of such common shares; (iv) has sole dispositive power with respect to 88,255,796 of such common shares; and (v) has shared dispositive power with respect to 4,832,449 of such common shares.

(3) Information regarding beneficial ownership of our common stock by entities related to BlackRock, Inc. is included herein based on a Schedule 13G/A filed with the SEC on January 26, 2021. Such report provides that BlackRock Inc.: (i) is the beneficial owner of all such common shares and has sole dispositive power with respect to all such common shares and (ii) has sole voting power with respect to 67,561,975 of such common shares.

(4) Information regarding beneficial ownership of our common stock by entities related to State Street Corporation is included herein based on a Schedule 13G filed with the SEC on February 10, 2021. Such report provides that State Street Corporation is the beneficial owner of all such common shares and has shared dispositive power with respect to 41,816,186 common shares and shared voting power over 36,314,877 common shares.

The following table shows the number of shares of our common stock beneficially owned, as of March 8, 2021, by: (i) our CEO; (ii) our chief financial officer; (iii) our other NEOs; (iv) each of our directors; and (v) our directors and all of our executive officers as a group.

	Shares Beneficially Owned				
Name[1]	Number of Shares of Common Stock as of March 8, 2021[2]	Number of Shares of Common Stock That May Be Acquired by May 7, 2021[3][4][5][6][7]	Total Beneficial Ownership**	% of Outstanding Shares of Common Stock[8]	% of Outstanding Shares of Common Stock and Units[9]
NEOs:					
Hamid Moghadam[10]	3,257,223	855,508	4,112,731	0.56%	0.54%
Thomas Olinger[11]	46,010	447,287	493,297	*	*
Eugene Reilly[12]	2,811	333,546	336,357	*	*
Edward Nekritz	1,799	611,923	613,722	*	*
Gary Anderson	1,881	193,373	195,254	*	*
Michael Curless	—	390,203	390,203	*	*
Directors:					
Cristina Bita	—	3,158	3,158		
George Fotiades	22,710	—	22,710	*	*
Lydia Kennard	39,597	3,158	42,755	*	*
Irving Lyons III[13]	91,816	—	91,816	*	*
Avid Modjtabai	—	—	—		
David O'Connor	4,035	—	4,035	*	*
Olivier Piani	2,334	3,158	5,492		
Jeffrey Skelton	51,364	3,158	54,522	*	*
Carl Webb	78,529	3,158	81,687	*	*
William Zollars	17,115	3,158	20,273	*	*
All directors and executive officers as a group (17 total)	3,617,224	2,850,788	6,468,012	0.87%	0.85%

* Represents less than 0.1% of the outstanding shares of common stock and limited partnership units, as applicable.

** This column does not include LTIP Units held by NEOs that will not meet the waiting period and other applicable conditions for conversion and redemption by May 7, 2021. Our NEOs have elected to take most, if not all, their equity awards in the form of LTIP Units since 2014. This column also does not include deferred stock units held by our directors that are deferred per their terms or by election until after May 7, 2021.

(1) The principal address of each person is: c/o Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

(2) This column includes shares of our common stock beneficially owned as of the date indicated. Includes vested shares of our common stock owned through our 401(k) Plan and our nonqualified deferred compensation plans, as applicable. Unless indicated otherwise, all interests are owned directly and the indicated person has sole voting and dispositive power. For discussion of our nonqualified deferred compensation plans, see the narrative discussion that follows the Nonqualified Deferred Compensation in Fiscal Year 2020 table above under "Executive Compensation."

(3) This column includes shares of our common stock that may be acquired within 60 days of March 8, 2021 through (i) the exercise of vested, non-voting options to purchase our common stock, (ii) scheduled vesting of restricted stock or restricted stock units, or payment of DSUs and associated accrued DEUs upon distribution and (iii) the exchange of limited partnership units beneficially owned directly or indirectly. Unvested and unearned awards granted under our employee stock plans that do not vest, or are not earned, by May 7, 2021 or vested awards that do not have a scheduled payment date by May 7, 2021, are not included. Vested LTIP Units earned under our employee stock plans that have not been held for the minimum holding period and cannot be converted to common partnership units by May 7, 2021, are not included. Unless indicated otherwise, all interests are owned directly and the indicated person will have sole voting and dispositive power upon receipt.

(4) This column does not include shares of phantom stock held in hypothetical fee deferral accounts under the terms of our nonqualified deferred compensation plans, all of which are non-voting. Phantom share balances as of March 8, 2021 were as follows:

• Ms. Bita:	1,305 shares
• Mr. Fotiades:	13,275 shares
• Mr. Webb:	17,911 shares

Generally, the director has deferred receipt of the underlying common stock until his service on the Board ends. See "Director Compensation—Director Compensation for Fiscal Year 2020."

(5) This column does not include shares of phantom stock held in a hypothetical fee deferral account by a director who was formerly a member of the Trust's board, all of which are non-voting. Balance as of March 8, 2021 is as follows:

• Mr. Fotiades:	25,145 shares

Mr. Fotiades' phantom stock will be distributed to him in January of the year following his termination from the Board. See "Director Compensation—Director Compensation for Fiscal Year 2020."

(6) This column does not include vested DSUs and associated accrued DEUs, all of which are non-voting, which were earned by directors who were formerly members of the Trust's board. Balances as of March 8, 2021 were as follows:

• Mr. Fotiades:	20,154 shares
• Mr. Lyons:	9,288 shares

Generally, these awards are payable to the director when his or her service on the Board ends. See "Director Compensation—Director Compensation for Fiscal Year 2020."

(7) This column does not include vested or unvested DSUs and associated accrued DEUs, all of which are non-voting, receipt of which has been deferred to a date later than May 7, 2021, pursuant to a specific deferral election. See "Director Compensation—Director Compensation for Fiscal Year 2020." Balances as of March 8, 2021 were as follows (not including shares disclosed in footnotes 4, 5 and 6):

• Ms. Bita:	4,702 shares
• Mr. Fotiades:	32,424 shares
• Ms. Kennard:	4,702 shares
• Mr. Lyons:	19,713 shares
• Ms. Modjtabai:	2,145 shares
• Mr. O'Connor:	15,370 shares
• Mr. Piani:	4,702 shares
• Mr. Skelton:	4,702 shares
• Mr. Webb:	4,702 shares
• Mr. Zollars:	4,702 shares

(8) The percentage of shares of common stock beneficially owned by a person assumes that all the limited partnership units held by the person that can be exchanged as of May 7, 2021 are exchanged for shares of our common stock, that none of the limited partnership units held by any other persons are so exchanged, that all options for the purchase of shares of our common stock exercisable by May 7, 2021 held by the person are exercised in full, and that no options for the purchase of shares of our common stock held by any other persons are exercised. The percentage of shares of common stock beneficially owned by all directors and executive officers as a group assumes that all the limited partnership units held by the group that can be exchanged as of May 7, 2021 are exchanged for shares of our common stock, that none of the limited partnership units held by any person outside of the group are so exchanged, that all options for the purchase of shares of our common stock exercisable by May 7, 2021, held by the group are exercised in full, and that no options for the purchase of shares of our common stock held by any other persons outside of the group are exercised.

(9) The percentage of shares of common stock and units beneficially owned by a person assumes that all of the limited partnership units held by the person that can be exchanged as of May 7, 2021 are exchanged for shares of our common stock, that all of the limited partnership units held by other persons that can be exchanged as of May 7, 2021 are so exchanged, that all options for the purchase of shares of our common stock exercisable by May 7, 2021 held by the person are exercised in full, and that no options for the purchase of shares of our common stock held by other persons are exercised. The percentage of shares of common stock and units beneficially owned by all directors and executive officers as a group assumes that all of the limited partnership units held by the group that can be exchanged as of May 7, 2021 are exchanged for shares of our common stock, that all of the limited partnership units held by other persons outside of the group that can be exchanged as of May 7, 2021 are so exchanged, that all options for the purchase of shares of our common stock exercisable by May 7, 2021, held by the group are exercised in full, and that no options for the purchase of shares of our common stock held by other persons outside of the group are exercised.

(10) Includes 131,775 shares that are indirectly held through a trust of which Mr. Moghadam is the trustee, 982,414 shares are held through a rabbi trust pursuant to the AMB NQ Plans and the 2012 NQDC Plan, for which the trustee holds all voting power, 803,945 shares are indirectly held through the Notional Account NQDC Plan for which Mr. Moghadam has voting power. In addition, Mr. Moghadam shares voting and dispositive power with his spouse with respect to 1,339,089 of such shares.

(11) Includes 16,840 shares directly owned and 29,170 shares held through a rabbi trust pursuant to the AMB NQ Plans and the 2012 NQDC Plan, for which the trustee holds all voting power.

(12) Includes 2,811 shares held through a trust for which Mr. Reilly's spouse is the trustee.

(13) Includes 90,816 shares that are held through a family trust of which Mr. Lyons and his spouse are trustees and 1,000 shares held in trust for the benefit of Mr. Lyons' daughter for which Mr. Lyons is the trustee.

Equity Compensation Plans

We currently grant equity awards only under the 2020 LTIP. However, we do have awards outstanding that were granted under the 2012 LTIP, AMB Plans and the Trust Plans. The available shares of common stock under the 2012 LTIP, AMB Plans and the Trust Plans as of April 29, 2020, the date our stockholders approved the 2020 LTIP, were added to the share reserve of the 2020 LTIP. All outstanding awards under the AMB Plans and the Trust Plans will remain outstanding until they vest, expire, or are forfeited by the participant. The 2020 LTIP does not expire but no further awards can be granted under the plan after the tenth anniversary date of the plan approval. Information about our equity compensation plans as of December 31, 2020 is as follows:

Plan Category (a)	# of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (b)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (c)	# of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (b)) (d)
Equity compensation plans approved by security holders[1][2]	4,060,266	$33.05	23,532,099
Equity compensation plans not approved by security holders	—	—	—

(1) The amount in column (b) includes 22,517 shares of common stock that can be issued upon the exercise of outstanding stock options (all of which are vested), 986,128 outstanding RSUs, DSUs, DEUs and phantom shares, and 3,051,621 LTIP Units.

(2) The weighted average exercise price in column (c) relates to 22,517 outstanding stock options reflected in column (b), which have a weighted average term to expiration of 0.1 years. Of the amount in column (b), 4,037,749 will be issued for no consideration.

Audit Matters

126   Audit Committee Report

127   Independent Public Accountant

128   Ratification of the Appointment of the Independent Public Accountant (Proposal 3)

Audit Committee Report

The purpose of the Audit Committee is to be an informed, vigilant and effective overseer of our financial accounting and reporting processes consistent with risk mitigation appropriate in the circumstances. The committee is directly responsible for the appointment, compensation and oversight of our independent public accountant. The committee is comprised of the four directors named below. Each member of the committee is independent as defined by SEC and NYSE rules. In addition, the Board has determined that each member of the Audit Committee is an audit committee financial expert and is financially literate in accordance with applicable NYSE and SEC rules. Management is responsible for the company's internal controls and the financial reporting process. The company's independent public accountant is responsible for performing an independent audit of the company's consolidated financial statements and the effectiveness of the company's internal controls over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and issuing reports thereon. The Audit Committee is responsible for overseeing the conduct of these activities. The committee's function is more fully described in its charter which has been approved by the Board. The charter can be viewed, together with any future changes, on our website at http://ir.prologis.com/governance. Information contained on our website is not incorporated by reference into this proxy statement or any other report we file with the SEC.

We have reviewed and discussed the company's audited financial statements for the fiscal year ended December 31, 2020 and unaudited financial statements for the quarterly periods ended March 31, June 30 and September 30, 2020 with management and KPMG LLP, the company's independent public accountant. We also reviewed and discussed management's assessment of the effectiveness of the company's internal controls over financial reporting. The committee has discussed with KPMG LLP the matters that are required to be discussed by the applicable requirements of the PCAOB and the SEC. KPMG LLP has provided to the company the written disclosures and the letter required by applicable PCAOB requirements regarding their communications with the Audit Committee concerning independence, and the Audit Committee has discussed with KPMG LLP its independence. The committee also concluded that KPMG LLP's performance of non-audit services to us and our affiliates, as pre-approved by the committee and described in the next section, does not impair KPMG LLP's independence.

Based on the considerations referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for 2020. The foregoing report is provided by the following independent directors, who constitute the committee.

Audit Committee:

Carl B. Webb (Chair)
Cristina G. Bita
Avid Modjtabai
Olivier Piani

Independent Public Accountant

The Audit Committee engaged KPMG LLP as our independent public accountant for the fiscal years ended December 31, 2020 and 2019. KPMG LLP was also retained to provide certain audit-related and tax services in 2020 and 2019.

In the course of the provision of services on our behalf, we recognize the importance of our independent public accountant's ability to maintain objectivity and independence in its audit of our financial statements and the importance of minimizing any relationships that could appear to impair that objectivity. To that end, the Audit Committee has adopted policies and procedures governing the pre-approval of audit and non-audit work performed by our independent public accountant. The independent public accountant is authorized to perform specified pre-approved services up to certain annual amounts and up to specified amounts for specific services. Such limits vary by the type of service provided. Individual engagements anticipated to exceed pre-established thresholds must be separately approved. All of the fees reflected below for 2020 and 2019 were either specifically pre-approved by the Audit Committee or pre-approved pursuant to the Audit Committee's Audit and Non-Audit Services Pre-Approval Policy. These policies and procedures also detail certain services which the independent public accountant is prohibited from providing to us.

The following table represents fees for professional audit services rendered for the audit of our consolidated financial statements for the years ended December 31, 2020 and 2019 and fees billed for other services rendered in each year.

Types of Fees	2020	2019
Audit fees[1]	$ 5,278,250	$ 4,473,055
Audit-related fees[2]	$ 95,671	$ 46,500
Tax fees[3]	$ 451,077	$ 357,393
All other fees[4]	—	—
Totals	**$ 5,824,998**	**$ 4,876,948**

(1)   Audit fees consists of fees for professional services for the audit of our consolidated financial statements included in our Annual Report on Form 10-K and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q, including all services required to comply with the standards of the PCAOB, and fees associated with performing the integrated audit of internal controls over financial reporting (Sarbanes-Oxley Section 404 work). Additionally, amounts include fees for services associated with comfort letters, statutory audits, consents, technical accounting consultations and reviews of documents filed with the SEC.

(2)   Audit-related fees consist of fees for assurance and related services associated with the issuance of attestation reports.

(3)   Tax fees are primarily fees for tax compliance, tax return preparation, tax planning and pre-approved tax consultations.

(4)   No other fees were billed for 2020 or 2019.

Ratification of the Appointment of the Independent Public Accountant (Proposal 3)

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent public accountants retained to audit our financial statements. The Audit Committee has appointed KPMG LLP as our independent public accountant for the year 2021. KPMG LLP has been our external auditors since 2002. The Audit Committee is responsible for the audit fee negotiations associated with the company's retention of KPMG LLP. In order to ensure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent public accountant. In conjunction with the mandated rotation of KPMG LLP's lead engagement partner, the Audit Committee and its chairperson are directly involved in the selection of KPMG LLP's new lead engagement partner. The Audit Committee and the Board believe that the continued retention of KPMG LLP to serve as our independent public accountant is in the best interest of the company and our stockholders.

We are asking our stockholders to ratify the selection of KPMG LLP as our independent public accountant for the year 2021. In the event our stockholders do not approve the appointment, the appointment will be reconsidered by the Audit Committee.

KPMG LLP representatives are expected to attend the 2021 annual meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

You may vote for, vote against, or abstain from voting on ratifying the appointment of KPMG LLP as our independent public accountant for the year 2021. Assuming a quorum is present, to be approved by the stockholders, the proposal must receive the affirmative vote of a majority of the shares of common stock having voting power present in person or by proxy at the annual meeting. Abstentions and broker non-votes are considered voting power present in person or by proxy and thus will have the same effect as votes cast "Against" the proposal.

The Board unanimously recommends that the stockholders vote FOR the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year 2021.

Additional Information

130 Proxy and Annual Meeting FAQ

136 Submitting Stockholder Proposals

138 Delinquent Section 16(a) Reports

139 Annual Report to Stockholders and Corporate Governance Documents

Proxy and Annual Meeting FAQ

Proxy materials

We are required under SEC regulations to provide you with a proxy statement when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is a legal designation of another person to vote the stock you own, which person is also referred to as your "proxy." This designation may be done in a written document that is called a "proxy" or "proxy card."

The proxy materials consist of our 2021 Proxy Statement and our 2020 Annual Report to Stockholders, which includes our 2020 Annual Report on Form 10-K.

Your vote is very important. For this reason, our Board is requesting that you permit your common stock to be represented and voted at the annual meeting by the proxies named on the proxy card.

Notice of Internet Availability

We have implemented the Notice and Access Rule enacted by the SEC for distribution of materials for our annual meeting. Accordingly, we are sending a Notice of Internet Availability to many of our stockholders of record and our beneficial owners. All stockholders will be able to access the proxy materials. We believe that the electronic availability of materials is an appropriate proxy communication solution that will allow us to provide our stockholders with the materials they need, while lowering the cost of delivery and reducing the environmental impact of our annual meetings. Stockholders may request to receive printed copies of the proxy materials.

Distribution of proxy materials

On or about March 19, 2021, the Notice of Annual Meeting and Internet Availability of Proxy Materials ("Notice of Internet Availability") will be distributed to many of our stockholders, either in printed form by mail or electronically by email, in lieu of mailing the printed proxy materials. The Notice of Internet Availability instructs stockholders as to how they may: (i) access and review all of the proxy materials through the Internet; (ii) submit their proxy; and (iii) receive printed proxy materials. Also on or about March 19, 2021, printed proxy materials, including our 2021 Proxy Statement and our Annual Report on Form 10-K for 2020, will be mailed to all other stockholders, as requested or required. On the mailing date, all stockholders and beneficial owners will have the ability to access all of the proxy materials on the Internet at www.proxyvote.com or on our website at http://ir.prologis.com/annuals.cfm. Information contained on our website is not incorporated by reference into this proxy statement or any other report we file with the SEC.

Stockholders may request to receive proxy materials electronically by email on an ongoing basis by visiting our website and selecting the link "Consent for Electronic Delivery". You can also sign up for electronic delivery of proxy materials by following the instructions on the proxy card and Notice of Internet Availability with respect to how to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. If you register to receive future proxy materials electronically by email, you will receive an email next year with instructions on how to access those proxy materials and how to vote. If you change your email address, you will need to update your registration. Your election on how to receive proxy materials will remain in effect until you terminate it.

Stockholders will receive printed copies of the proxy materials if they have elected this form of delivery or they are participants in our 401(k) Plan. Printed copies of the proxy materials will be provided upon request at no charge by submitting a written notice to Investor Relations, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

Voting at the annual meeting in virtual format

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares and a Notice of Internet Availability or printed proxy materials and a proxy card are being sent directly to you. As the stockholder of record, you have the right to attend and to vote virtually at the annual meeting. To be admitted to the virtual annual meeting you must enter the control number found on your proxy card or voting instruction form or notice you previously received. Even if you plan to attend the virtual annual meeting, we recommend that you authorize your proxy to vote your shares in advance so that your vote will be counted should you later decide not to attend the annual meeting.

Most of our stockholders hold their shares in street name through a broker, bank, trustee or other nominee rather than directly in their own name. In this case, you are considered the beneficial owner of shares held in street name, and a Notice of Internet Availability or printed proxy materials are being forwarded to you together with a voting instruction card by your broker, bank, trustee or nominee. As the beneficial owner, you are also invited to attend the virtual annual meeting. However, because a beneficial owner is not the stockholder of record, you may not vote these shares virtually at the annual meeting unless you obtain a "legal proxy" from the broker, bank, trustee or nominee that holds your shares, which will give you the right to vote the shares at the annual meeting. You will need to contact your broker, bank, trustee or nominee to obtain a legal proxy. Follow the instructions provided on the voting instruction form provided by your broker.

Voting without attending the annual meeting

Whether you hold shares directly as a stockholder of record or beneficially in street name, you may direct your vote without attending the annual meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank, trustee or nominee. In most cases, you will be able to do this by telephone, through the Internet or by mail. If you are a stockholder of record, please refer to the summary instructions on the proxy card included with your proxy materials or the instructions on how to vote contained in the Notice of Internet Availability. If you hold your shares in street name, the voting instructions will be communicated to you by your broker, bank, trustee or nominee. The Notice of Internet Availability also provides instructions on how you can request a printed copy of the proxy materials and proxy card, if you desire.

By Telephone or through the Internet—If you have telephone or Internet access, you may submit your proxy by following the instructions included with your proxy materials or, if you requested a printed copy of the proxy materials, on the proxy card. If you provide specific voting instructions, your shares will be voted as you have instructed.

By Mail—If you requested a printed copy of the proxy materials, you may submit your proxy by mail by signing the proxy card or, for shares held in street name, by following the voting instruction card included by your broker, bank, trustee or nominee and mailing it in the postage-paid envelope that is included. If you provide specific voting instructions, your shares will be voted as you have instructed.

The telephone and Internet proxy voting facilities for stockholders of record will close at 11:59 p.m., Eastern time, on April 28, 2021, unless the meeting is postponed or adjourned, in which case such voting facilities may remain open or be reopened until the day before the postponed or adjourned meeting.

The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank, trustee or nominee. Therefore, we recommend that you follow the voting instructions in the materials you receive from your broker, bank, trustee or nominee.

If you vote by telephone or through the Internet, you do not have to return a proxy card or voting instruction card.

The telephone and Internet proxy voting procedures are designed to authenticate stockholders by use of a control number and to allow stockholders to confirm that their instructions have been properly recorded. The method by which you vote will in no way limit your right to vote at the annual meeting if you later decide to attend the annual meeting virtually.

Changing your vote

You may revoke your proxy at any time and change your vote at any time before the final vote at the annual meeting. If you are a stockholder of record, you may do this by signing and submitting a written notice to Edward S. Nekritz, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111, by submitting a new proxy card with a later date, by voting again by telephone or through the Internet (your latest telephone or Internet proxy is counted), or by attending the annual meeting virtually and voting by ballot at the annual meeting. If you hold your shares beneficially in street name, you will need to contact your broker, bank, trustee or nominee to determine the process for revoking a voting instruction. Merely attending the annual meeting will not revoke a proxy unless you specifically request your proxy to be revoked.

All shares that have been properly voted (for which proxies have not been revoked) will be voted at the annual meeting.

Specific voting instructions not given

If you hold your shares directly in your name, and you sign and return a proxy card without giving specific voting instructions, the shares of common stock represented by that proxy will be voted as recommended by the Board. If you hold your shares in street name through a broker, bank, trustee or nominee and you do not provide specific voting instructions, your broker, bank, trustee or nominee will have discretion to vote such shares but only with respect to routine matters (Proposal 3).

If no voting instructions are received from you, and you hold your shares in street name, your broker, bank, trustee or nominee will not turn in a proxy card for your shares on the non-routine matters proposed at our annual meeting. Non-routine matters are the election of directors (Proposal 1) and the advisory vote to approve the company's executive compensation for 2020 (Proposal 2).

If you hold shares in your 401(k) Plan account and do not provide the trustee of the 401(k) Plan with specific voting instructions, the trustee will vote all uninstructed shares held in our 401(k) Plan in the same proportion as how instructed shares held in the 401(k) Plan are voted.

Vote required for proposals

Vote Required for Proposal 1 (Election of Directors): You may vote for, vote against or abstain from voting for any of the director nominees. Assuming a quorum is present, to elect a particular director nominee, the number of votes cast "For" a director nominee must exceed the number of such votes cast "Against" the director nominee. Abstentions and broker non-votes, if any, will have no effect on the outcome of the election. A more detailed description of these majority voting procedures is provided below under "Majority Voting."

Vote Required for Proposal 2 (Advisory Vote to Approve the Company's Executive Compensation for 2020): You may vote for, vote against or abstain from voting for the resolution on the company's executive compensation for 2020. Assuming a quorum is present, to be approved by the stockholders, the proposal must receive the affirmative vote of a majority of the shares of common stock present in person or by proxy at the annual meeting. Abstentions and broker non-votes, if any, are considered shares present in person or by proxy and thus will have the same effect as votes cast "Against" the proposal.

Vote Required for Proposal 3 (Ratification of the Appointment of Independent Public Accountant): You may vote for, vote against or abstain from voting on ratifying the appointment of KPMG LLP as our independent public accountant for the year 2021. Assuming a quorum is present, to be approved by the stockholders, the proposal must receive the affirmative vote of a majority of the shares of common stock present in person or by proxy at the annual meeting. Abstentions and broker non-votes, if any, are considered shares present in person or by proxy and thus will have the same effect as votes cast "Against" the proposal.

Proxy solicitation

We pay the cost of soliciting proxies. Proxies may be solicited on our behalf by our directors, officers or employees, in person or by telephone, facsimile or other electronic means. These people will not be specially compensated for their solicitation of proxies.

In accordance with the rules and regulations of the SEC and NYSE, we will also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares of our common stock.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT SHALL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PROLOGIS, INC. SINCE THE DATE OF THIS PROXY STATEMENT.

Admission to the annual meeting in virtual format

To be admitted to the annual meeting at www.virtualshareholdermeeting.com/pld2021, you must enter the control number found on your proxy card or voting instruction form or notice you previously received. You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting. Technical support contact information will be available on the meeting website prior to the meeting start time.

Asking questions at the annual meeting in virtual format

Stockholders can ask and submit questions by typing them into the "Submit Question" field on the virtual meeting site. Questions may be asked throughout the annual meeting using the above process (or before or after the meeting by contacting our investor relations department). Questions that are not answered at the meeting will be addressed after the meeting by phone, email, meeting, disclosure on our corporate website, or otherwise as appropriate.

Board's voting recommendations

The Board recommends a vote:

- "for" the election of each of the eleven nominees to the Board named in the proxy statement (Proposal 1);
- "for" the approval, on an advisory basis, of the company's executive compensation for 2020 (Proposal 2);
- "for" the ratification of the appointment of KPMG LLP as our independent public accountant for the year 2021 (Proposal 3);

Who can vote

Each issued and outstanding share of common stock is entitled to one vote on each matter properly brought before the annual meeting. Holders of record of Prologis common stock at the close of business on the record date, March 8, 2021, are entitled to notice of and to vote at the annual meeting. As of March 8, 2021, there were 739,744,792 shares of our common stock outstanding.

Quorum requirement

There is no right to cumulative voting. A quorum is met if a majority of the shares of common stock outstanding as of the record date are represented, in person or by proxy, at the virtual annual meeting. Your shares are counted as present at the virtual meeting if you are present and entitled to vote at the meeting, if you have properly submitted a proxy card, or if you authorize your proxy to vote your shares by telephone or through the Internet.

If you are present at the virtual annual meeting in person or by proxy, but you abstain from voting on any or all proposals, your shares are still counted as present and entitled to vote for purposes of determining a quorum.

Broker non-votes are also counted as present and entitled to vote for purposes of determining a quorum. A broker non-vote occurs when a nominee holding shares of our common stock for a beneficial owner is present at the virtual meeting, in person or by proxy, and entitled to vote, but does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions on how to vote with respect to that item from the beneficial owner.

Majority voting

Our bylaws provide that the vote required for election of directors is a "majority vote of the votes cast" in uncontested elections of directors. Accordingly, directors are required to be elected by the majority of votes cast by the shares present in person or represented by proxy with respect to such director in uncontested elections. A majority of the votes cast means that the number of shares voted "For" a director nominee by the holders of shares of common stock entitled to vote on the election of directors and represented in person or by proxy at the annual meeting must exceed the number of such shares voted "Against" the director nominee. Abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.

In a contested election (where a determination is made that the number of director nominees is expected to exceed the number of directors to be elected at a meeting), the vote standard will be a plurality of the votes cast with respect to such director. In the event of a contested election where the plurality vote standard applies, stockholders shall be permitted to vote only "for" a director nominee or to designate their vote be "withheld" from such nominee.

If a nominee who is serving as a director is not elected by a majority vote at the annual meeting, then, under Maryland law, such director would continue to serve as a "holdover director." Under our bylaws, any director who fails to be elected by a majority vote shall tender his or her resignation to the Board, subject to acceptance by the Board. The Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will then act on the Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of election results. If the resignation is not accepted, the director will continue to serve until the next annual meeting and until the director's successor is duly elected and qualified. The director who tenders his or her resignation will not participate in the Board's decision. Non-incumbent directors who are not elected at the annual meeting would not become directors and would not serve on the Board as a "holdover director."

Proxy access

In 2016, we adopted proxy access with a "3/3/20/20" market standard. The amendment and restatement of our bylaws provides that, subject to certain requirements, a stockholder, or a group of up to 20 stockholders, owning three percent or more of our outstanding common stock continuously for at least three years, can require us to include in our annual meeting proxy materials director nominations for up to 20% of the number of directors, or two directors, whichever is greater. Proxy access rights are subject to additional eligibility, procedural and disclosure requirements set forth in our bylaws.

Stockholder recommended nominees for director

The Governance Committee will evaluate nominees for director recommended by stockholders against the same criteria that it uses to evaluate other director nominees, as described under "Board of Directors and Corporate Governance—Director Qualifications, Skills and Experience." The committee will consider nominees to the Board recommended by stockholders with respect to elections to be held at an annual meeting if notice of the nomination is timely delivered in writing to our secretary prior to the meeting. See "Submitting Stockholder Proposals" for notice requirements prescribed by our Bylaws.

Additional matters present at the annual meeting

We do not anticipate any other business to be brought before the 2021 annual meeting of stockholders. In addition to the scheduled items, however, the meeting may consider properly presented stockholder proposals and matters relating to the conduct of the meeting. As to any other business, the proxies, in their discretion, are authorized to vote on other matters that may properly come before the meeting and any adjournments or postponements of the meeting.

Submitting Stockholder Proposals

There are no stockholder proposals for consideration at the 2021 annual meeting. You may submit proposals, including director nominations, for consideration at our next annual meeting expected to be held in 2022 as follows:

Deadline for submitting stockholder proposals for inclusion in our 2022 proxy statement. Rule 14a-8 of the Securities Exchange Act of 1934 (the "Exchange Act") provides that certain stockholder proposals must be included in the proxy statement for our annual meeting. For a stockholder proposal to be considered for inclusion in the 2022 proxy statement for our 2022 annual meeting, it must be received at our principal executive offices (Pier 1, Bay 1, San Francisco, California 94111) no later than November 19, 2021. The proposal must comply with the SEC regulations under Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in our proxy materials. Proposals and nominations should be addressed to Edward S. Nekritz, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

If, however, the date of the 2022 annual meeting is advanced or delayed by more than 30 days from April 29, 2022, we must receive notice a reasonable time before we begin to print and distribute our proxy materials.

Deadline for submitting stockholder proposals or director nominations not to be included in our 2022 Proxy Statement. If you intend to present a proposal or nomination for director at our 2022 annual meeting, but you do not intend to have it included in our 2022 proxy statement, the notice of proposal or nomination must be delivered to, or mailed and received by, us at our principal executive offices (Pier 1, Bay 1, San Francisco, California 94111) not earlier than December 30, 2021 and not later than January 29, 2022.

If, however, the date of the 2022 annual meeting is advanced or delayed by more than 30 days from April 29, 2022, we must receive the notice of proposal or nomination not more than 120 days prior to the date of the 2022 annual meeting and not less than 90 days prior to the date of the 2022 annual meeting.

If less than 100 days' notice or prior public disclosure of the date of the 2022 annual meeting (which was advanced or delayed by more than 30 days from April 29, 2022) is given or made to stockholders, the deadline to receive the notice of proposal or nomination is the close of business on the 10th day following the day on which notice of the 2022 annual meeting date was mailed or publicly disclosed. Proposals and nominations should be addressed to Edward S. Nekritz, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

Deadline for submitting proxy access director nominations to be included in our 2022 proxy statement. If you intend to present a nomination for director at our 2022 annual meeting pursuant to the proxy access provisions in our bylaws, the notice of proxy access nomination must be delivered to, or mailed and received by, us at our principal executive offices (Pier 1, Bay 1, San Francisco, California 94111) not earlier than December 30, 2021 and not later than January 29, 2022.

If, however, the date of the 2022 annual meeting is advanced or delayed by more than 30 days from April 29, 2022, we must receive the notice of nomination not more than 120 days prior to the date of the 2022 annual meeting and not less than 90 days prior to the date of the 2022 annual meeting.

If less than 100 days' notice or prior public disclosure of the date of the 2022 annual meeting (which was advanced or delayed by more than 30 days from April 29, 2022) is given or made to stockholders, the deadline to receive the notice of nomination is the close of business on the 10th day following the day on which notice of the 2022 annual meeting date was given or publicly disclosed. Proposals and nominations should be addressed to Edward S. Nekritz, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

Stockholder notice. As set forth in our bylaws, for stockholder proposals other than director nominations, such stockholder's notice must contain, among other things, with respect to each proposed matter:

- a brief description of the business and the reasons for conducting such business at the annual meeting;

- the name of the stockholder and any "stockholder associated person" (as defined in our bylaws);

- the record address or current address, if different, of the stockholder and any stockholder associated person;

- the class, series and number of shares the stockholder and any stockholder associated person beneficially holds (including the number of shares held beneficially but not of record and the name of any nominee holder of such shares);

- any material interest the stockholder or any stockholder associated person has in such business;

- whether and the extent to which hedging or other transaction(s) have been entered into by the stockholder or on the stockholder's behalf, or by a stockholder associated person or on that person's behalf (including any agreement, arrangement, or understanding made with the effect or intent to mitigate loss, manage risk of stock price changes, or to increase the voting power of such stockholder or stockholder associated person) and a general description of such activity; and

- to the extent known by the stockholder giving notice, the name and address of any other stockholder supporting a proposal of other business.

Please review our bylaws for more information regarding requirements to submit a stockholder proposal outside of Rule 14a-8.

As set forth in our bylaws, for director nominations, a stockholder's notice must contain, among other things, with respect to each proposed nominee:

- the name, age, business address and residence address of the proposed nominee;

- the principal occupation or employment of the proposed nominee;

- the class, series, and number of shares beneficially held by the proposed nominee, the date such shares were acquired, and the investment intent of such acquisition;

- any other information relating to the proposed nominee that is required to be disclosed under Regulation 14A of the Exchange Act;

- the proposed nominee's written consent to serve as a director if elected and, with respect to proxy access nominations, to be named in our proxy materials;

- a statement whether such person, if elected or re-elected, or as a condition thereto, will tender an irrevocable resignation effective upon failure to receive the required vote for re-election at the next meeting at which such person would face re-election and upon acceptance of such resignation by the Board; and

- with respect to the stockholder giving the notice: (i) the name of the stockholder, the record address (or current address, if different) of the stockholder, and the class, series and number of shares the stockholder beneficially holds (including the number of shares held beneficially but not of record and the name of any nominee holder of such shares); (ii) whether and the extent to which hedging or other transaction(s) have been entered into by the stockholder or on the stockholder's behalf (including any agreement, arrangement, or understanding made with the effect or intent to mitigate loss, manage risk of stock price changes, or to increase the voting power of such stockholder) and a general description of such activity; and (iii) to the extent known by the stockholder giving notice, the name and address of any other stockholder giving notice, the name and address of any other stockholder supporting the nominee for election or re-election as a director, as well as similar information regarding any stockholder associated person.

We may require a proposed nominee to furnish other information to determine the eligibility of such proposed nominee to serve as one of our directors. Please review our bylaws for more information regarding proxy access eligibility, procedural and disclosure requirements and other relevant requirements to nominate directors.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act, as amended, requires our directors, certain officers and certain beneficial owners of our common stock to file reports of holdings and transactions in our common stock with the SEC and the NYSE. Based on our records and other information available to us, we believe that, in 2020, all of the above persons and entities met all applicable SEC filing requirements except that one report with two transactions for each of Mr. Anderson, Mr. Curless, Mr. Moghadam, Mr. Nekritz, Mr. Olinger, Mr. Reilly and Ms. Palazzolo was not filed on a timely basis and except that one transaction for Mr. Piani was not reported on a timely basis, in each case due to an administrative error.

Annual Report to Stockholders and Corporate Governance Documents

We will provide copies of our annual report to requesting stockholders, free of charge, by contacting Investor Relations, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111, telephone (415) 394-9000. Our Code of Ethics and Business Conduct, Governance Guidelines and our Audit, Compensation and Governance Committee charters can be viewed on our website at http://ir.prologis.com/governance. In addition, copies of our Code of Ethics and Business Conduct, Governance Guidelines, our Audit, Compensation and Governance Committee charters and our bylaws can be obtained by any stockholder, free of charge, upon written request to Edward S. Nekritz, Secretary, Prologis, Inc., Pier 1, Bay 1, San Francisco, California 94111.

March 19, 2021

San Francisco, California

APPENDIX A

Definitions and Reconciliations of GAAP and Non-GAAP Financial Measures

Please refer to our annual and quarterly financial statements filed with the Securities and Exchange Commission on Forms 10-K and 10-Q and other public reports for further information about us and our business.

Annualized TSR is calculated based on the stock price appreciation and dividends paid to show a total return to a stockholder over a period of time. This calculation assumes dividends are reinvested into the stock on the day the dividend is paid. We annualize TSR by converting the total return of the stock at the end of a prescribed time period to an annualized basis.

Asset Management Fees represents the third-party share of asset management and transactional fees from both consolidated and unconsolidated co-investment ventures.

Assets Under Management ("AUM") represents the estimated fair value of the real estate we own or manage through both our consolidated and unconsolidated entities. We calculate AUM by adding Investment Capacity and the third-party investors' share of the estimated fair value of the assets in the co-investment ventures to our share of total market capitalization (calculated as market equity plus our share of total debt).

Calculation of Per Share Amounts (in thousands, except per share amounts):

	2020	2019	2018	2017	2016	2015	2014
Net earnings							
Net earnings	$1,473,122	$1,566,950	$1,643,426	$1,641,931	$1,203,218	$862,788	$622,235
Noncontrolling interest attributable to exchangeable limited partnership units	41,938	46,986	49,743	46,280	37,079	13,120	3,636
Gains, net of expenses, associated with exchangeable debt assumed exchanged	—	—	—	—	—	(1,614)	—
Adjusted net earnings—Diluted	**$1,515,060**	**$1,613,936**	**$1,693,169**	**$1,688,211**	**$1,240,297**	**$874,294**	**$625,871**
Weighted average common shares outstanding—Basic	728,323	630,580	567,367	530,400	526,103	521,241	499,583
Incremental weighted average effect on exchange of limited partnership units	20,877	19,154	17,768	15,945	16,833	8,569	3,501
Incremental weighted average effect of equity awards	5,214	5,169	5,104	5,955	3,730	1,961	3,307
Incremental weighted average effect on exchangeable debt assumed exchanged[1]	—	—	—	—	—	2,173	—
Weighted average common shares outstanding—Diluted	**754,414**	**654,903**	**590,239**	**552,300**	**546,666**	**533,944**	**506,391**
Net earnings per share—Basic	$ 2.02	$ 2.48	$ 2.90	$ 3.10	$ 2.29	$ 1.66	$ 1.25
Net earnings per share—Diluted	$ 2.01	$ 2.46	$ 2.87	$ 3.06	$ 2.27	$ 1.64	$ 1.24

	2020	2019	2018	2017	2016	2015	2014
Core FFO							
Core FFO	$2,864,148	$2,164,017	$1,788,149	$1,551,153	$1,400,498	$1,181,290	$953,147
Noncontrolling interest attributable to exchangeable limited partnership units	598	646	1,531	2,903	4,273	213	209
Interest expense on exchangeable debt assumed exchanged	—	—	—	—	—	3,506	16,984
Core FFO—Diluted	**$2,864,746**	**$2,164,663**	**$1,789,680**	**$1,554,056**	**$1,404,771**	**$1,185,009**	**$970,340**
Weighted average common shares outstanding—Basic	728,323	630,580	567,367	530,400	526,103	521,241	499,583
Incremental weighted average effect on exchange of limited partnership units	20,877	19,154	17,768	15,945	16,833	6,897	1,964
Incremental weighted average effect of equity awards	5,214	5,169	5,104	5,955	3,730	1,961	3,307
Incremental weighted average effect on exchangeable debt assumed exchanged [1]	—	—	—	—	—	2,173	11,879
Weighted average common shares outstanding—Diluted	**754,414**	**654,903**	**590,239**	**552,300**	**546,666**	**532,272**	**516,733**
Core FFO per share—Diluted	**$ 3.80**	**$ 3.31**	**$ 3.03**	**$ 2.81**	**$ 2.57**	**$ 2.23**	**$ 1.88**

(1)   In March 2015, the exchangeable debt was settled primarily through the issuance of common stock. The adjustment in 2015 assumes the exchange occurred on January 1, 2015.

See definition of Core FFO below in "Funds from Operations attributable to common stockholders and unitholders".

Compound Annual Growth Rate, also referred to as CAGR, is used to determine the annual growth rate over a specified period of time longer than one year. The compound annual growth is calculated by dividing the ending value by the beginning value and multiplying the result to the power of one divided by the number of years in the calculation and then subtracting one from the result. We determined the seven-year compound annual growth rate of our Core FFO per share at December 31, 2020, to be 12.7% by dividing the 2020 diluted Core FFO per share of $3.80 by 2013 diluted Core FFO per share of $1.65, then multiplying the result to the one-seventh power and then subtracting one from the result.

The **Dow Jones Sustainability Indices ("DJSI")** are global sustainability indices offered cooperatively by RobecoSAM and S&P Dow Jones Indices, tracking the stock performance of companies in terms of economic, environmental and social criteria.

Estimated Value Creation represents the value that we expect to create through our development and leasing activities. We calculate Estimated Value Creation by estimating the Stabilized NOI that the property will generate and applying a stabilized capitalization rate applicable to that property. Estimated Value Creation is calculated as the amount by which the value exceeds our TEI and does not include any fees or promotes we may earn. Estimated Value Creation for our value-added properties that are sold includes the realized economic gain.

Estimated Weighted Average Margin is calculated on developed properties as the Value Creation less estimated closing costs and taxes, if any, on properties expected to be sold or contributed, divided by the TEI.

Funds from Operations attributable to common stockholders and unitholders ("FFO"). FFO is a non-GAAP financial measure that is commonly used in the real estate industry. The most directly comparable GAAP measure to FFO is net earnings.

The National Association of Real Estate Investment Trusts ("NAREIT" or "Nareit") defines FFO as earnings computed under GAAP to exclude historical cost depreciation and gains and losses from the sales, along with impairment charges, of previously depreciated properties. We also exclude the gains on revaluation of equity investments upon acquisition of a controlling interest and the gain recognized from a partial sale of our investment, as these are similar to gains from the sales of previously depreciated properties. We exclude similar adjustments from our unconsolidated entities and the third parties' share of our consolidated co-investment ventures.

Our FFO Measures. Our FFO measures begin with NAREIT's definition and we make certain adjustments to reflect our business and the way that management plans and executes our business strategy. While not infrequent or unusual, the additional items we adjust for in calculating *FFO, as modified by Prologis,* and *Core FFO*, both as defined below, are subject to significant fluctuations from period to period. Although these items may have a material impact on our operations and are reflected in our financial statements, the removal of the effects of these items allows us to better understand the core operating performance of our properties over the long term. These items have both positive and negative short-term effects on our results of operations in inconsistent and unpredictable directions that are not relevant to our long-term outlook.

We calculate our FFO measures, as defined below, based on our proportionate ownership share of both our unconsolidated and consolidated ventures. We reflect our share of our FFO measures for unconsolidated ventures by applying our average ownership percentage for the period to the applicable reconciling items on an entity-by-entity basis. We reflect our share for consolidated ventures in which we do not own 100% of the equity by adjusting our FFO measures to remove the noncontrolling interests share of the applicable reconciling items based on our average ownership percentage for the applicable periods.

These FFO measures are used by management as supplemental financial measures of operating performance and we believe that it is important that stockholders, potential investors and financial analysts understand the measures management uses. We do not use our FFO measures as, nor should they be considered to be, alternatives to net earnings computed under GAAP, as indicators of our operating performance, as alternatives to cash from operating activities computed under GAAP or as indicators of our ability to fund our cash needs.

We analyze our operating performance principally by the rental revenues of our real estate and the revenues from our strategic capital business, net of operating, administrative and financing expenses. This income stream is not directly impacted by fluctuations in the market value of our investments in real estate or debt securities.

FFO, as modified by Prologis attributable, to common stockholders and unitholders ("FFO, as modified by Prologis").

To arrive at FFO, as modified by Prologis, we adjust the NAREIT-defined FFO measure to exclude the impact of foreign currency-related items and deferred tax, specifically:

- deferred income tax benefits and deferred income tax expenses recognized by our subsidiaries;

- current income tax expense related to acquired tax liabilities that were recorded as deferred tax liabilities in an acquisition, to the extent the expense is offset with a deferred income tax benefit in earnings that is excluded from our defined FFO measure;

- foreign currency exchange gains and losses resulting from (a) debt transactions between us and our foreign entities, (b) third-party debt that is used to hedge our investment in foreign entities, (c) derivative financial instruments related to any such debt transactions, and (d) mark-to-market adjustments associated with other derivative financial instruments.

We use FFO, as modified by Prologis, so that management, analysts and investors are able to evaluate our performance against other REITs that do not have similar operations or operations in jurisdictions outside the U.S.

Core FFO attributable to common stockholders and unitholders ("Core FFO"). In addition to FFO, as modified by Prologis, we also use *Core FFO.* To arrive at *Core FFO,* we adjust *FFO, as modified by Prologis*, to exclude the following recurring and nonrecurring items that we recognized directly in *FFO, as modified by Prologis*:

- gains or losses from the disposition of land and development properties that were developed with the intent to contribute or sell;

- income tax expense related to the sale of investments in real estate;

- impairment charges recognized related to our investments in real estate generally as a result of our change in intent to contribute or sell these properties;

- gains or losses from the early extinguishment of debt and redemption and repurchase of preferred stock; and

- expenses related to natural disasters.

We use Core FFO, including by segment and region, to: (i) assess our operating performance as compared to other real estate companies; (ii) evaluate our performance and the performance of our properties in comparison with expected results and results of previous periods; (iii) evaluate the performance of our management; (iv) budget and forecast future results to assist in the allocation of resources; (v) provide guidance to the financial markets to understand our expected operating performance; and (vi) evaluate how a specific potential investment will impact our future results.

Limitations on the use of our FFO measures. While we believe our modified FFO measures are important supplemental measures, neither NAREIT's nor our measures of FFO should be used alone because they exclude significant economic components of net earnings computed under GAAP and are, therefore, limited as an analytical tool. Accordingly, these are only a few of the many measures we use when analyzing our business. Some of the limitations are:

- The current income tax expenses that are excluded from our modified FFO measures represent the taxes and transaction costs that are payable.

- Depreciation and amortization of real estate assets are economic costs that are excluded from FFO. FFO is limited, as it does not reflect the cash requirements that may be necessary for future replacements of the real estate assets. Furthermore, the amortization of capital expenditures and leasing costs necessary to maintain the operating performance of logistics facilities are not reflected in FFO.

- Gains or losses from non-development property dispositions and impairment charges related to expected dispositions represent changes in value of the properties. By excluding these gains and losses, FFO does not capture realized changes in the value of disposed properties arising from changes in market conditions.

- The deferred income tax benefits and expenses that are excluded from our modified FFO measures result from the creation of a deferred income tax asset or liability that may have to be settled at some future point. Our modified FFO measures do not currently reflect any income or expense that may result from such settlement.

- The foreign currency exchange gains and losses that are excluded from our modified FFO measures are generally recognized based on movements in foreign currency exchange rates through a specific point in time. The ultimate settlement of our foreign currency-denominated net assets is indefinite as to timing and amount. Our FFO measures are limited in that they do not reflect the current period changes in these net assets that result from periodic foreign currency exchange rate movements.

- The gains and losses on extinguishment of debt or preferred stock that we exclude from our Core FFO may provide a benefit or cost to us as we may be settling our obligation at less or more than our future obligation.

- The natural disaster expenses that we exclude from Core FFO are costs that we have incurred.

We compensate for these limitations by using our FFO measures only in conjunction with net earnings computed under GAAP when making our decisions. This information should be read with our complete Consolidated Financial Statements prepared under GAAP. To assist investors in compensating for these limitations, we reconcile our modified FFO measures to our net earnings computed under GAAP as follows (in millions).

	2020	2019	2018	2017	2016	2015	2014
Reconciliation of net earnings to FFO measures:							
Net earnings attributable to common stockholders	$1,473.1	$1,567.0	$1,643.4	$1,641.9	$1,203.2	$ 862.8	$622.2
Add (deduct) NAREIT defined adjustments:							
Real estate related depreciation and amortization	1,523.4	1,102.1	912.8	847.5	899.8	854.5	617.8
Gains on dispositions of real estate properties, net (excluding development properties and land)	(252.2)	(390.2)	(371.2)	(855.4)	(423.0)	(500.8)	(553.2)
Reconciling items related to noncontrolling interests	(57.4)	(8.2)	23.1	(39.0)	(104.8)	(78.1)	47.9
Our share of reconciling items included in earnings from unconsolidated entities	267.9	246.0	141.8	147.5	162.1	185.6	186.5
Subtotal—NAREIT defined FFO	**2,954.8**	**2,516.7**	**2,349.9**	**1,742.5**	**1,737.3**	**1,324.0**	**921.2**
Add (deduct) our modified adjustments:							
Unrealized foreign currency and derivative losses (gains), net	160.4	69.0	(120.4)	69.4	(7.5)	1.0	19.0
Deferred income tax benefit	0.7	12.2	1.4	(5.0)	(5.5)	(5.1)	(87.2)
Current income tax expense on dispositions related to acquired tax assets	5.6	0.0	1.2	2.3	0.0	3.5	30.5
Reconciling items related to noncontrolling interests	(1.4)	0.4	(0.2)	(0.0)	0.7	(1.3)	—
Our share of reconciling items included in earnings from unconsolidated entities	(0.2)	(7.5)	(0.3)	(14.7)	(22.9)	(13.6)	4.0
FFO, as modified by Prologis	**3,119.9**	**2,590.8**	**2,231.6**	**1,794.5**	**1,702.1**	**1,308.5**	**887.5**
Adjustments to arrive at Core FFO:							
Gains on dispositions of development properties and land, net	(464.9)	(467.6)	(469.8)	(327.5)	(334.4)	(258.1)	(172.4)
Current income tax expense (benefit) on dispositions	41.0	15.1	17.1	19.1	24.2	(0.2)	15.4
Acquisition expenses	—	—	—	—	4.6	47.0	4.2
Losses (gains) on early extinguishment of debt and preferred stock repurchase, net	198.6	16.1	2.6	72.3	(2.5)	86.3	171.8
Reconciling items related to noncontrolling interests	(2.5)	0.2	6.2	(0.4)	4	(11)	—
Our share of reconciling items included in earnings from unconsolidated entities	(27.9)	9.4	0.4	(6.8)	2.2	8.9	46.6
Core FFO	**$2,864.2**	**$2,164.0**	**$1,788.1**	**$1,551.2**	**$1,400.5**	**$1,181.3**	**$953.1**

General and Administrative Expenses ("G&A"). Generally our property management personnel perform the property-level management of the properties in our owned and managed portfolio, which include properties we consolidate and those we manage that are owned by the unconsolidated co-investment ventures. We allocate the costs of our property management function to the properties we consolidate (included in rental expenses) and the properties owned by the unconsolidated co-investment ventures (included in strategic capital expenses) by using the square feet owned by the respective portfolios. Strategic capital expenses also include the direct expenses associated with the asset management of the unconsolidated co-investment ventures provided by our employees who are assigned to our strategic capital segment and promote expenses. We do not allocate indirect costs to strategic capital expenses.

Global Customer Retention. The square footage of all leases commenced during the period that are rented by existing tenants divided by the square footage of all expiring and in-place leases during the reporting period. The square footage of tenants that default or buy-out prior to expiration of their lease and short-term leases of less than one year, are not included in the calculation.

GRESB ("Global Real Estate Sustainability Benchmark") assesses the sustainability performance of real estate and infrastructure portfolios and assets worldwide.

Investment Capacity is our estimate of the gross real estate that could be acquired by our co-investment ventures through the use of existing equity commitments from us and our partners assuming the maximum leverage limits of the ventures are used.

LED lighting. LED stands for "light-emitting diode." LED lighting is a type of energy efficient lighting.

Liquidity is equal to the sum of the current availability of our consolidated credit facilities ($4.2 billion) plus our consolidated cash and cash equivalents ($0.6 billion).

Loan-to-Market Value, or debt as a percentage of gross market capitalization, is a non-GAAP measure used by us to analyze the leverage risk in our debt risk portfolio. We make adjustments to reflect our economic ownership in each entity in which we invest, whether consolidated or unconsolidated. The following table presents the calculation of Loan-to-Market Value for the years ended December 31 (in thousands).

	2020	**2019**	**2018**	**2017**	**2016**	**2015**	**2014**
Debt as a % of gross real estate assets:							
Consolidated debt (at par)	$16,920,021	$11,994,717	$11,161,326	$ 9,469,106	$10,632,534	$11,620,995	$ 9,293,367
Noncontrolling interests share of consolidated debt (at par)	(5,708)	(6,752)	(13,119)	(70,422)	(634,945)	(674,048)	(383,455)
Prologis share of unconsolidated debt (at par)	2,712,239	2,187,043	2,048,777	2,040,271	1,557,561	1,768,900	1,853,320
Total Prologis share of debt (at par)	19,626,552	14,175,008	13,196,984	11,438,955	11,555,150	12,715,847	10,763,232
Prologis share of outstanding foreign currency derivatives	16,426	17,506	(1,519)	4,965	(22,349)	(34,769)	(102,080)
Consolidated cash and cash equivalents	(598,086)	(1,088,855)	(343,856)	(447,046)	(807,316)	(264,080)	(350,692)
Noncontrolling interests share of consolidated cash and cash equivalents	10,619	103,982	71,078	55,827	52,519	51,204	45,236
Prologis share of unconsolidated cash and cash equivalents	(167,605)	(202,342)	(203,997)	(132,276)	(138,773)	(163,595)	(111,629)
Total Prologis share of debt, net of adjustments	$18,887,906	$13,005,299	$12,718,690	$10,920,425	$10,639,231	$12,304,607	$10,244,067
Total outstanding common stock and limited partnership units	759,530	649,792	648,488	546,355	542,660	540,067	511,265
Share price at year end	99.66	89.14	58.72	64.51	52.79	42.92	43.03
Total equity capitalization	75,694,760	57,922,459	38,079,215	35,245,361	28,647,021	23,179,676	21,999,733
Total Prologis share of debt, net of adjustments	18,887,906	13,005,299	12,718,690	10,920,425	10,639,231	12,304,607	10,244,067
Gross market capitalization	$94,582,666	$70,927,758	$50,797,905	$46,165,786	$39,286,252	$35,484,283	$32,243,800
Debt as a % of gross market capitalization	**20.0%**	**18.3%**	**25.0%**	**23.7%**	**27.1%**	**34.7%**	**31.8%**

Nareit (or NAREIT) is the representative voice for real estate investment trusts and publicly traded real estate companies with an interest in U.S. real estate and capital markets.

Net Operating Income ("NOI") is a non-GAAP financial measure used to evaluate our operating performance and represents rental revenue less rental expenses.

Net Promote includes actual promote revenue earned from third-party investors during the period, net of related cash and stock compensation expenses.

REIT is defined as a real estate investment trust.

Same Store. Our same store metrics are non-GAAP financial measures, which are commonly used in the real estate industry and expected from the financial community, on both a net effective and cash basis. We evaluate the performance of the operating properties we own and manage using a "same store" analysis because the population of properties in this analysis is consistent from period to period, which allows us and investors to analyze our ongoing business operations. We determine our same store metrics on property NOI, which is calculated as rental revenue less rental expense for the applicable properties in the same store population for both consolidated and unconsolidated properties based on our ownership interest, as further defined below.

We define our same store population for the three months ended December 31, 2020 as the properties in our Owned and Managed operating portfolio, including the property NOI for both consolidated properties and properties owned by the unconsolidated co-investment ventures at January 1, 2019 and owned throughout the same three-month period in both 2019 and 2020. We believe the drivers of property NOI for the consolidated portfolio are generally the same for the properties owned by the ventures in which we invest and therefore we evaluate the same store metrics of the Owned and Managed portfolio based on Prologis' ownership in the properties ("Prologis Share"). The same store population excludes properties held for sale to third parties, along with development properties that were not stabilized at the beginning of the period (January 1, 2019) and properties acquired or disposed of to third parties during the period. To derive an appropriate measure of period-to-period operating performance, we remove the effects of foreign currency exchange rate movements by using the reported period-end exchange rate to translate from local currency into the U.S. dollar, for both periods.

We evaluate the results of our same store portfolio on a quarterly basis. The following table summarizes same store NOI and the change from the prior period for the four quarters of 2020 and on a cumulative annual basis and the square feet of the portfolio used in the calculation (dollars and square feet in millions):

	Three Months Ended				
	March 31,[1]	June 30,[1]	September 30,[1]	December 31,	Full Year
2020 NOI—same store portfolio	$968.3	$964.4	$980.6	$1,003.0	$1,003.02
2019 NOI—same store portfolio	$944.4	$942.7	$964.2	$ 971.5	$ 971.48
Percentage change	2.5%	2.3%	1.7%	3.2%	3.2%
Square feet of portfolio	674.3	672.6	671.7	669.7	

(1) A reconciliation of our same store results for these fiscal quarters to the Consolidated Statements of Income is provided in our previously filed quarterly reports on Form 10-Q for the respective quarter.

The following is a reconciliation of our consolidated rental revenues, rental recoveries, rental expenses and property NOI for the full year, as included in the Consolidated Statements of Income and within Note 19 to the Consolidated Financial Statements, in our annual reports on Form 10-K for year ended December 31, 2020, to the respective amounts in our same store portfolio analysis for the three months ended December 31 (dollars in millions):

	Three Months Ended				
	March 31,	**June 30,**	**September 30,**	**December 31,**	**Full Year**
Property NOI					
2020					
Rental revenues	$ 878.8	$ 944.4	$ 980.1	$ 987.8	$3,791.1
Rental expenses	(227.6)	(232.1)	(245.5)	(246.8)	$ (952.1)
Property NOI	$ 651.2	$ 712.3	$ 734.7	$ 741.0	$2,839.1
2019					
Rental revenues	$ 696.8	$ 700.7	$ 710.5	$ 723.8	$2,831.8
Rental expenses	(188.1)	(181.1)	(180.9)	(184.2)	$ (734.3)
Property NOI	$ 508.7	$ 519.6	$ 529.6	$ 539.6	$2,097.5

	Three Months Ended December 31,		
dollars in thousands	**2020**	**2019**	**Percentage Change**
Reconciliation of Consolidated Property NOI to Same Store Property NOI measures:			
Rental revenues	$ 987,810	$ 723,857	
Rental expenses	(246,846)	(184,196)	
Consolidated Property NOI	**$ 740,964**	**$ 539,661**	
Adjustments to derive same store results:			
Property NOI from consolidated properties not included in same store portfolio and other adjustments[1]	(252,566)	(60,646)	
Property NOI from unconsolidated co-investment ventures included in same store portfolio[1][2]	514,622	492,464	
Third parties' share of Property NOI from properties included in same store portfolio[1][2]	(414,532)	(402,988)	
Prologis Share of Same Store Property NOI – Net Effective[2]	**$ 588,488**	**$ 568,491**	**3.5%**
Consolidated properties straight-line rent and fair value lease adjustments included in the same store portfolio[3]	(10,739)	(8,819)	
Unconsolidated co-investment ventures straight-line rent and fair value lease adjustments included in the same store portfolio[3]	(11,318)	(6,989)	
Third parties' share of straight-line rent and fair value lease adjustments included in the same store portfolio[2][3]	8,809	5,842	
Prologis Share of Same Store Property NOI – Cash[2][3]	**$ 575,240**	**$ 558,525**	**3.0%**

(1) We exclude properties held for sale to third parties, along with development properties that were not stabilized at the beginning of the period and properties acquired or disposed of to third parties during the period. We also exclude net termination and renegotiation fees to allow us to evaluate the growth or decline in each property's rental revenues without regard to one-time items that are not indicative of the property's recurring operating performance. Net termination and renegotiation fees represent the gross fee negotiated to allow a customer to terminate or renegotiate their lease, offset by the write-off of the asset recorded due to the adjustment to straight-line rents over the lease term. Same Store Property NOI is adjusted to include an allocation of property management expenses for our consolidated properties based on the property management services provided to each property (generally, based on a percentage of revenues). On consolidation, these amounts are eliminated and the actual costs of providing property management services are recognized as part of our consolidated rental expense.

(2)   We include the Property NOI for the same store portfolio for both consolidated properties and properties owned by the co-investment ventures based on our investment in the underlying properties. In order to calculate our share of Same Store Property NOI from the co-investment ventures in which we own less than 100%, we use the co-investment ventures' underlying Property NOI for the same store portfolio and apply our ownership percentage at December 31, 2020 to the Property NOI for both periods, including the properties contributed during the period. We adjust the total Property NOI from the same store portfolio of the co-investment ventures by subtracting the third parties' share of both consolidated and unconsolidated co-investment ventures. During the periods presented, certain wholly owned properties were contributed to a co-investment venture and are included in the same store portfolio. Neither our consolidated results nor those of the co-investment ventures, when viewed individually, would be comparable on a same store basis because of the changes in composition of the respective portfolios from period to period (e.g. the results of a contributed property are included in our consolidated results through the contribution date and in the results of the venture subsequent to the contribution date based on our ownership interest at the end of the period). As a result, only line items labeled "Prologis Share of Same Store Property NOI" are comparable period over period.

(3)   We further remove certain noncash items (straight-line rent and amortization of fair value lease adjustments) included in the financial statements prepared in accordance with U.S. GAAP to reflect a Same Store Property NOI—Cash measure. We manage our business and compensate our executives based on the same store results of our Owned and Managed portfolio at 100% as we manage our portfolio on an ownership blind basis. We calculate those results by including 100% of the properties included in our same store portfolio.

Stabilization is defined as the earlier of when a property that was developed has been completed for one year or is 90% occupied. Upon Stabilization, a property is moved into our operating portfolio.

Stabilized NOI is equal to the estimated twelve months of potential gross rental revenue (base rent, including above or below market rents plus operating expense reimbursements) multiplied by 95% to adjust income to a stabilized vacancy factor of 5%, minus estimated operating expenses.

Total Expected Investment ("TEI") represents total estimated cost of development or expansion, including land, development and leasing costs. TEI is based on current projections and is subject to change.

Total Stockholder Return ("TSR") is calculated based on the stock price appreciation and dividends paid to show a total return to a stockholder over a period of time. This calculation assumes dividends are reinvested into the stock on the day the dividend is paid.

Value Creation represents the estimated value that we expect to create through our development and leasing activities. We calculate Value Creation by estimating the Stabilized NOI that the property will generate and applying a stabilized capitalization rate applicable to that property. Value Creation is calculated as the amount by which the value exceeds our TEI and does not include any fees or promotes we may earn. Value Creation for our value-added properties that are sold includes the realized economic gain.

WELL Building Standard is a design standard for buildings that promotes health and wellness. The WELL Building Standard was developed and is overseen by the International WELL Building Institute™ (IWBI™).